   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1998

                                                REGISTRATION NO. 333- 49899
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO.1 TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           MICROSTRATEGY INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      DELAWARE                     7372                    51-0323571
   (State or other           (Primary Standard          (I.R.S. Employer
   jurisdiction of              Industrial             Identification No.)
  incorporation or          Classification Code
    organization)                 Number)
                                --------------
                           8000 TOWERS CRESCENT DRIVE
                             VIENNA, VIRGINIA 22182
                                 (703) 848-8600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------
                             MR. MICHAEL J. SAYLOR
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MICROSTRATEGY INCORPORATED
                           8000 TOWERS CRESCENT DRIVE
                             VIENNA, VIRGINIA 22182
                                 (703) 848-8600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                --------------
                                   COPIES TO:
      ALLEN L. MORGAN, ESQ.               DAVID C. CHAPIN, ESQ.
       JOHN D. WATSON, ESQ.              ALISON T. BOMBERG, ESQ.
                                         WILLIAM M. SHIELDS, ESQ.
   BRIAN L. SALIMAN, ESQ.
         LATHAM & WATKINS                      ROPES & GRAY
 1001 PENNSYLVANIA AVENUE, N.W.,         ONE INTERNATIONAL PLACE
SUITE 1300 WASHINGTON, D.C. 20004            BOSTON, MA 02110
          (202) 637-2200                      (617) 951-7000
                                --------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                                --------------
  If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                                --------------

                      CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           PROPOSED MAXIMUM PROPOSED MAXIMUM
    TITLE OF SHARES         AMOUNT TO BE    OFFERING PRICE     AGGREGATE          AMOUNT OF
    TO BE REGISTERED       REGISTERED (1)   PER SHARE (2)    OFFERING PRICE  REGISTRATION FEE(3)
--------------------------------------------------------------------------------
Class A Common Stock,
par
value $0.001 per share..  4,600,000 shares      $10.00        $46,000,000          $13,570

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 600,000 shares of Class A Common Stock issuable upon the exercise of an option granted to the Underwriters solely to cover over-allotments, if any.

(2)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457.

(3)Of this amount, $10,620 has been previously paid.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

MIRCROSTRATEGY'S PRODUCTS


     Windows Off-the-Shelf            Custom Applications             World Wide Web             Consumer Devices
Report Executive SpreadSheets     Vertical-Statistics    Data        HTML Java Activexs       Pager & Fax & E-mail &
      Information Sys.             Applications         Mining                                Phone Printer Web

     DSS Agent                     DSS Objects                       DSS Web                   DSS Broadcaster*

                                          DSS Server
     DSS Architect                 Query Engine                               DSS Administrator

                                   RDBMS Optimized for VLDB

  Oracle Sybase Informix           DB2 Teradata                     Red           Tandem            SQL
                                                                    Brick                           Server


DSS Agent is an object-based DSS application development environment as well as a power user discovery tool. Users can create sophisticated metrics, reports, alerts, and intelligent agents without programming. DSS Agent reports can also be embedded into easy-to-navigate graphical executive information systems. Spreadsheet users can build custom VBA applications integrating the best features of both products and maintaining their familiar user interface.

DSS Objects allows serious application developers to integrate DSS Agent objects into their own custom applications, substituting proprietary algorithms & interfaces, yet leveraging MicroStrategy's Toolset for DSS. Data mining, statistical analysis, and closed-loop vertical applications are all supported via this interface.

DSS Web allows DSS Agent reports to be deployed to their clients over the web, while taking advantage of the features of DSS Server, Architect, & Administrator. Applications run unchanged, simultaneously in Client/Server & Web mode. Users can drill-down, surf the database, and build new reports via Web browsers. These applications can be customized using dynamic HTML, Java, and/or ActiveX. Thus, developers get the benefits of an off-the shelf feature set, along with flexibility to tailor their application to the needs of a particular user group.

DSS Broadcaster, currently in beta testing, the industry's first information broadcast server, designed to enable automated and personalized distribution of business analysis-based messages via E-mail, Fax, Pager, and Mobile Phone. It is designed to support, publish & subscribe via the Web, and enables the creation of DSS solutions integrating both active and passive reporting components.

DSS Server provides 3 Tier DSS services to all of our interfaces, including load balancing, triage, caching, scheduling, data mart management, and asynchronous query execution.

DSS Architect allows Data Warehouse designers to map the RDBMS to an end-user friendly, multi-dimensional view. It then automatically generates the metadata necessary to maintain and optimize the DW tables.

DSS Administrator automatically monitors usage of all deployed DSS applications at the lowest level of detail. It also supports centralized maintenance & application management, providing the tuning, deployment, and administrative capabilities necessary to implement decision support services on a broad scale.

The Query Engine contains the intelligence necessary to convert an end-user question into the high-fidelity, high-performance relational & vector execution plans. The Query Engine supports cubic, star, and relational query types, allowing the full range of analysis against the world's largest transaction level databases, many containing terabytes of detail and thousands of attributes.

High Performance Drivers optimize Query Engine output for a given RDBMS and database schema. These drivers translate our logical query plan into SQL syntax that is optimized for the target database platform and reflect the DSS tuning insight that we have developed through hundreds of man-years of experience building and maintaining data warehouse applications for the largest companies in the world.

* Currently in beta testing.

                     [LOGO OF MICROSTRATEGY APPEARS HERE]

MicroStrategy's Vision: Any Question, Any Time, Anywhere


IMAGINE: You made $3,750 in the stock market today. Twenty minutes after the market closed, this information was broadcast from your broker to your Pager.

Someone is trying to complete an electronic funds transfer of $56,000 from your domestic bank to a numbered Swiss account. Since this is unprecedented and potentially fraudulent, a notification has been forwarded to your Two-way Pager, along with a request for permission.

A detailed breakdown of every check either clearing or deposited to your account will be sitting on your Fax machine at the end of the day.

Your Voicemail has 8 messages: one from your wife, five from workers, and two from your credit card provider's computer. Concert tickets are about to go on sale for your favorite musician, and its database has placed two seats on hold for 48 hours. Do you want them? By the way, someone is gambling on your credit line in Vegas...a digital sentinel thought that you might like to know.

At work, your Printer has a 25 page report detailing all significant customer transactions in your territory year-to-date.

Every month, you receive a credit report from your bank via surface Mail. It details the current financial status of every one of your customers & suppliers and provides interesting business analytics by weighting their financial statistics with transactions from your check log. Your average customer grew 24% this year.

A performance summary for each saleperson reporting to you appears on your Personal Digital Assistant, updated every four hours. Backup information is available on demand.

Your customer sends inventory replenishment requests and purchase order codes directly to your Mobile Phone, taking advantage of the digital messaging capabilities of the new PCS units. In the event of a stock-out situation, you will know within minutes. When things are running smoothly, your phone remains silent.

Your Email inbox has your factory's weekly flash report, summarizing latest production, demand, inventory forecast, and quality observations. This message contains a URL link launching your Web Browser, allowing you to drill-down through the data in order to isolate problems and identify opportunities.

At the end of each week, you launch a Windows Program that serves as your analytical window into your business --- surfing the database, filtering out anomalies, comparing performance across time periods and business units, and plotting future strategy.

When budgeting time arrives, a Spreadsheet model is automatically populated with last year's performance statistics. You tweak some growth & cost parameters and back it goes to the CFO.

You are the modern cyber-warrior. Facts find you when it is mission-critical for you to be informed - answers to any question, any time, anywhere. You have no blind spots. Arthur C. Clarke once said "Any sufficiently advanced technology is indistinguishable from magic." To a 1980's business person, brought forward to your era, you would appear telepathic and omniscient.

In your world, information flows like water

[LOGO OF MICROSTRATEGY APPEARS HERE]

      [GRAPHIC ART OF MICRO COMPUTER HARDWARE AND SOFTWARE APPEARS HERE]


                           Pager       Two-Way Pager


          Spreadsheet               Pager                      Fax

Windows Program      LAN           Relational     Telephone           Voice Mail
                                    Databases

                                   Publishing
                                    Insurance
                                  Credit Cards
                                     Retail
                                   Government
                                 Pharmaceutical
                               Telecommunications
                                     Banking

Web Browser        Internet                         Print               Printer

             Email                  Cellular                    Mail


                           Mobile Phone    Personal Digital
                                              Assistant

The applications described above represent Microstrategy's vision for future DSS applications. Not all of these applications are currently commercially available and some of these applications may not become commercially available in the future.

Information Like Water(TM)

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

      SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS DATED MAY 22, 1998

PROSPECTUS

                             4,000,000 SHARES

                                   LOGO

                              CLASS A COMMON STOCK

                                  -----------

  Of the 4,000,000 shares of Class A Common Stock of MicroStrategy Incorporated, a Delaware corporation ("MicroStrategy" or the "Company"), offered hereby (the "Offering"), 3,840,000 shares are being sold by the Company and 160,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Upon completion of the Offering, the Company's existing stockholders immediately prior to the date of this Prospectus (the "Existing Stockholders") will own 100% of the outstanding Class B Common Stock of the Company, which represents approximately 88.5% of the economic interest in the Company (approximately 87.0% if the Underwriters' over-allotment option is exercised in full). Each holder of Class B Common Stock is currently an employee of the Company.

  Holders of Class A Common Stock generally have rights identical to those of holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on all matters submitted to a vote of stockholders. Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law. Class B Common Stock may be converted into Class A Common Stock at any time on a one-for-one basis. Following the Offering, the shares of Class B Common Stock will represent approximately 98.7% of the combined voting power of the Company (approximately 98.5% if the Underwriters' over-allotment option is exercised in full). See "Description of Capital Stock."

  Prior to the Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. For factors to be considered in determining the initial public offering price, see "Underwriting."

  Application has been made to have the Class A Common Stock approved for quotation on the Nasdaq National Market under the symbol "MSTR."

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                                  PRICE TO UNDERWRITING PROCEEDS TO   SELLING
                                   PUBLIC  DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.......................    $          $           $            $
--------------------------------------------------------------------------------
Total(3)........................  $          $            $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $900,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 600,000 shares of Class A Common Stock at the initial offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                                  -----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York,
on or about     , 1998, against payment therefor in immediately available
funds.

                                  -----------

MERRILL LYNCH & CO.
              HAMBRECHT & QUIST

                                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                  -----------

                  The date of this Prospectus is      , 1998.

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTA-TIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SO-LICITATION OF AN OFFER TO BUY THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICI-TATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Termination of S Corporation Election and S Corporation Distribution.....  18
Dilution.................................................................  19
Capitalization...........................................................  20
Selected Consolidated Financial Data.....................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  32
Management...............................................................  54
Certain Transactions.....................................................  60
Principal and Selling Stockholders.......................................  62
Description of Capital Stock.............................................  63
Shares Eligible for Future Sale..........................................  65
Underwriting.............................................................  67
Legal Matters............................................................  68
Experts..................................................................  68
Additional Information...................................................  68
Index to Consolidated Financial Statements............................... F-1
Glossary of Terms........................................................ G-1

                               ----------------

 THROUGH AND INCLUDING    , 1998 (THE 25TH DAY AFTER THE DATE OF THIS PROSPEC-
TUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PRO-SPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PRO-SPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

  "MicroStrategy," "Quick Strike," "EISToolkit" and "Strategy System" are registered trademarks of the Company and "DSS Server," "DSS Agent," "DSS Web," "DSS Objects," "DSS Architect," "DSS Administrator," "DSS Executive," "DSS Office," "DSS Broadcaster," "Query Tone," "Information Like Water," and "QuickPilot" are trademarks of the Company. This Prospectus also contains trademarks and registered trademarks of companies other than MicroStrategy Incorporated.

  The Company intends to distribute to its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year of the Company.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY


  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated herein, all information in this Prospectus assumes (i) no exercise of the over-allotment option granted to the Underwriters and (ii) completion of a series of transactions in which, prior to consummation of the Offering, the Company's Existing Stockholders will, among other things, exchange all of their shares of the Company's Class A Common Stock for an identical number of shares of Class B Common Stock.


  MicroStrategy is a leading worldwide provider of enterprise decision support system ("DSS") software and related services. The Company's suite of products ("DSS Suite") enables both active and passive delivery of information from large-scale databases, providing Global 2000 enterprise and other user communities with timely answers to mission-critical questions. MicroStrategy's decision support platform enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence. In addition to supporting internal enterprise users, MicroStrategy's products extend DSS beyond corporate boundaries to customers, partners and supply chain constituencies through a broad range of pull and push technology such as the Internet, e-mail, telephones, pagers and other wireless communications devices.

  The growth of DSS applications has been driven by the demand for better competitive business intelligence, improvements in the price/performance of computers and increases in electronic data capture and storage. In addition, the emergence of the Internet and other communications technologies has enabled cost-effective access to and delivery of information to remote users throughout the world. Potential users of such information also include those outside of the organization such as suppliers, customers and consumers, which increasingly enables companies to transform their organizational information from under-utilized data to revenue-generating assets. Due to these factors, the overall market for DSS is projected to grow substantially. According to Forrester Research, the decision support component of the data warehouse market is projected to grow from $1.1 billion in 1997 to $3.6 billion by 2001. In addition, International Data Corporation ("IDC") projects that the market for Internet-related DSS applications will grow from $43 million in 1996 to $2.3 billion by 2001.

  MicroStrategy's DSS Suite, which includes DSS Server, DSS Web, DSS Agent, DSS Architect and DSS Administrator, along with its newest product in Beta testing, DSS Broadcaster, addresses the needs of the entire enterprise community, from end-users to the managers of the information technology infrastructure. DSS Suite provides the infrastructure and products used to implement three categories of applications: (i) internal corporate information solutions; (ii) business-to-business information solutions; and (iii) business-to-consumer information solutions. The Company also offers a comprehensive set of consulting, training and support services for its customers and partners.

  MicroStrategy's objective is to become the world's leading provider of DSS products. The Company believes that the future of DSS is "Query Tone." Query Tone is universal knowledge enablement--the ability of any user, anywhere, to ask any question, at any time. Just as dial tone makes telecommunications services universally available, the Company believes that Query Tone will make knowledge a ubiquitous utility. The Company intends to establish its DSS platform as the standard enabling technology for Query Tone.


  The Company has over 500 customers across such diverse industries as retail, telecommunications, finance, insurance, healthcare, pharmaceuticals and consumer packaged goods. MicroStrategy's customers use the Company's decision support platform to perform mission-critical activities such as: customer segmentation and profitability analysis; supply chain management; one-to-one customer marketing; financial analysis; customer acquisition, retention, and churn analysis; merchandising and inventory analysis; product category management; and customer risk profiling. MicroStrategy customers include A.C. Nielsen, Bank of America, CVS Pharmacy, General Motors, Hallmark, Kmart, MCI, Merck/Medco, The SABRE Group, USAA and Xerox.


  MicroStrategy has approximately 700 employees and markets its software and services primarily through its direct sales force with offices located in major cities throughout the U.S. and Europe. The Company is represented by distributors in countries where it does not have a direct sales force and has also entered into relationships with more than 80 system integration, application development and platform partners, including Acxiom, Andersen Consulting, IBM, Intrepid Systems, NCR, Oracle and Price Waterhouse.

  MicroStrategy was founded in 1989 by its President, CEO and Chairman, Michael
J. Saylor. The Company is incorporated in Delaware, and its worldwide headquarters are located at 8000 Towers Crescent Drive, Vienna, Virginia 22182. The Company's telephone number is (703) 848-8600, and its website is www.strategy.com. The information on the Company's website is not part of this Prospectus.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Class A Common Stock
 offered:

  By the Company..........        3,840,000 shares
  By the Selling
  Stockholders............          160,000 shares
Common Stock to be
 outstanding after the
 Offering:

  Class A Common Stock....       4,000,000 shares(1)

  Class B Common Stock....     30,735,514 shares(2)

    Total Common Stock...      34,735,514 shares(1)


Proposed Nasdaq National
 Market Symbol..............  "MSTR"


Use of Proceeds.............
                              For general corporate purposes, including working capital, capital expenditures, repayment of bank borrowings under the Company's business loan facility (the "Business Loan") and other indebtedness and possible acquisitions or investments. See "Use of Proceeds."


Voting Rights...............  Holders of Class A Common Stock generally have rights identical to those of holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on all matters submitted to a vote of stockholders. Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law. Class B Common Stock may be converted into Class A Common Stock at any time on a one-for-one basis. Following the Offering, the shares of Class B Common Stock will represent approximately 98.7% of the combined voting power of the Company (approximately 98.5% if the Underwriters' over-allotment option is exercised in full). See "Description of Capital Stock."
--------

(1) Excludes 5,414,018 shares of Class A Common Stock issuable upon exercise of employee and director stock options outstanding at March 31, 1998 with exercise prices ranging from $0.50 to $6.00 per share and with a weighted average exercise price of $1.99 per share. The Class A Common Stock and the Class B Common Stock are referred to herein collectively as "Common Stock." See "Management--Stock Option Plans" and Note 8 of "Notes to Consolidated Financial Statements."

(2) In connection with the Offering, the Selling Stockholders will convert 160,000 shares of Class B Common Stock into an identical number of shares of Class A Common Stock. The resulting 160,000 shares of Class A Common Stock will be offered by the Selling Stockholders.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                          THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                               MARCH 31,
                          -------------------------------------------------------- ----------------------------------
                             1993       1994        1995       1996      1997(1)      1997      1998(1)
                          ---------- ----------  ---------- ----------  ---------- ----------  ----------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................  $    4,102 $    4,980  $    9,777 $   22,603  $   53,557 $    8,137  $   19,895
Income (loss) from
 operations.............         710         (3)         77     (2,290)        372       (941)        711
Net income (loss).......         761        (61)         48     (2,375)        121     (1,003)        542
Basic net income (loss)
 per share..............  $     0.03 $     0.00  $     0.00 $    (0.08) $     0.00 $     0.00  $     0.02
Shares used in computing
 basic net income (loss)
 per share..............  24,640,000 27,988,000  28,896,622 29,493,873  29,493,873 29,493,873  30,895,514
Diluted net income
 (loss) per share.......  $     0.03 $     0.00  $     0.00 $    (0.08) $     0.00 $     0.00  $     0.02
Shares used in computing
 diluted net income
 (loss) per share.......  24,640,000 27,988,000  28,896,622 29,493,873  32,256,323 29,493,873  35,040,308



                                                  AS OF  MARCH 31, 1998
                                            -----------------------------------
                                                                   PRO FORMA
                                            ACTUAL  PRO FORMA(2) AS ADJUSTED(3)
                                            ------  ------------ --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................. $2,304    $ 2,304       $24,628
Working capital (deficit).................. (5,824)   (15,824)       12,896
Total assets............................... 30,592     30,592        52,916
Notes payable, long-term portion...........  2,636      2,636           115
Total stockholders' (deficit) equity.......  1,187     (8,813)       22,428



                                                            THREE MONTHS ENDED(4)
                         -------------------------------------------------------------------------------------------
                         JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31,
                           1996       1996          1996       1997      1997       1997          1997       1998
                         -------- ------------- ------------ --------- -------- ------------- ------------ ---------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................  $5,553     $6,370        $6,594     $8,137   $11,875     $14,751      $18,794     $19,895
Income (loss) from
 operations.............     242       (538)       (1,989)      (941)      199         498          616         711
Net income (loss).......     218       (674)       (1,897)    (1,003)      122         486          516         542


-------

(1) During each of the periods presented, the Company was an S corporation, and accordingly, was not liable for corporate income taxes. See "Termination of S Corporation Election and S Corporation Distribution." On a pro forma basis, had the Company been a tax-paying entity, the Company would have recorded an income tax provision of approximately $489,000 and a net loss of approximately $368,000 for the year ended December 31, 1997, and would have recorded an income tax provision of approximately $206,000 and net income of $336,000 for the three months ended March 31, 1998. Pro forma basic and diluted loss per share would have been $0.01 for the year ended December 31, 1997 and pro forma basic and diluted income per share would have been $0.01 for the three months ended March 31, 1998. See Note 1 to "Notes to Consolidated Financial Statements" for basis of computing pro forma basic and diluted net loss per share.

(2) Pro forma for the effect of a $10.0 million dividend (the "S Corporation Dividend") to be paid to the Existing Stockholders in the form of short-term notes (the "Dividend Notes") prior to the termination of the Company's S corporation election, which is expected to occur shortly prior to consummation of the Offering. See "Termination of S Corporation Election and S Corporation Distribution" and "Dividend Policy."

(3) As adjusted to reflect the sale by the Company of 3,840,000 shares of Class A Common Stock offered hereby at an assumed public offering price of $9.00 per share, after deducting the underwriting discount, the estimated offering expenses payable by the Company and the repayment of bank borrowings as of March 31, 1998.

(4) The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors--Potential Fluctuations in Quarterly Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Financial Results." During each of the quarters presented, the Company was an S corporation and, accordingly, was not liable for corporate income taxes. Net income (loss) for the quarters presented does not reflect any income tax provision (benefit). See Note 1 above.

--------------------------------------------------------------------------------

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating the Company and its business before purchasing the Class A Common Stock offered hereby. This Prospectus contains forward-looking statements that are based largely on the Company's current expectations and that are subject to a number of risks and uncertainties. The Company's actual results could differ materially from the results discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; UNCERTAINTY OF FUTURE OPERATING RESULTS

  The Company did not begin shipping DSS Agent, the first product in the Company's current product family, until 1994, and a number of the Company's products were first introduced in 1995. Accordingly, the Company's prospects must be considered in light of the risks and difficulties frequently encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. The Company's limited operating history makes the prediction of future operating results difficult, if not impossible. In addition, the Company has experienced net losses and losses from operations for the fiscal years ended December 31, 1996 and December 31, 1994, and was only marginally profitable for the fiscal years ended December 31, 1997 and December 31, 1995. While the Company has experienced significant percentage growth in revenues in recent periods, prior percentage growth rates should not be considered as necessarily indicative of future growth rates or operating results.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS
  The Company's operating results have in the past and are likely in the future to vary significantly from quarter to quarter as a result of a number of factors, including the size and timing of significant orders, the timing of new product announcements, changes in pricing policies by the Company and its competitors, market acceptance of decision support software generally and of new and enhanced versions of the Company's products in particular, the length of the Company's sales cycles, changes in operating expenses, personnel changes, the Company's success in expanding its direct sales force and indirect distribution channels, the pace and success of international expansion, delays or deferrals of customer implementation and foreign currency exchange rates. Fluctuations in quarterly operating results may in turn produce fluctuations in annual revenues and operating results.

  The Company's product revenues are not predictable with any significant degree of certainty. Historically, the Company has typically recognized a substantial portion of its revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. Even minor delays in booking orders may have a significant adverse impact on revenues for a particular quarter. To the extent that delays are incurred in connection with orders of significant size, the impact will be correspondingly greater. Moreover, the Company currently operates with virtually no order backlog because its software products typically are shipped shortly after orders are received. As a result, product license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Product license revenues are also difficult to forecast because the market for the Company's products is rapidly evolving, and sales cycles, which may last many months, vary substantially from customer to customer. The sales cycle is subject to a number of factors over which the Company has little or no control, including customers' budgetary constraints, the timing of budget cycles, concerns about the introduction of new products by the Company or its competitors and potential downturns in general economic conditions, which may be associated with reductions in demand for management information systems. See "--Lengthy Sales and Implementation Cycles." Product support revenues depend in substantial part on maintenance revenues from existing customers, and to the extent that existing customers do not require ongoing maintenance, revenues would be adversely affected. Seasonal factors may also impact revenue trends as, for example, European sales may tend to be relatively lower during the summer months than during other periods.

  In light of the planned expansion of the Company's business, the Company anticipates substantial increases in operating costs and expenses, including costs and expenses to be incurred in connection with expansion of its technical support, research and development and sales and marketing organizations. Substantial resources are also expected to be devoted to the expansion of indirect sales channels and international operations. The Company's operating expenses are budgeted on anticipated revenue trends, and achieving expense reductions (or even reductions in the rate of expense growth) may not be possible in the short term, irrespective of whether actual revenue growth is commensurate with the budgeted growth on which expense levels are based. As a result, variations in the timing and amounts of revenue could have a material adverse effect on the Company's quarterly operating results.

  Based upon all of the factors described above, the Company believes that its quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its operating results are not necessarily meaningful and that, in any event, such comparisons should not be relied upon as indications of future performance. Furthermore, it is possible that in some future quarters the Company's operating results will fall below the expectations of the Company, market analysts and investors. In such event, the price of the Class A Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LENGTHY SALES AND IMPLEMENTATION CYCLES

  The licensing of the Company's software products is often an enterprise-wide decision by prospective customers and generally involves a significant commitment of capital and other resources. The period of time between initial customer contact and an actual sales order may therefore span six months or more as customers seek approval within their organizations for large capital expenditures and implementation of mission-critical technology. During the course of this sales cycle, the competitive environment in which the Company operates may change significantly, due, for example, to the introduction of new products by other industry participants. Customers' budgetary and purchasing priorities may also change significantly during the course of the sales cycle. These factors may in turn have a significant impact on the duration or magnitude of a customer's planned purchasing program. In addition, the time required to deploy the Company's products can vary significantly with the needs of each customer and the complexity of the customer's data warehousing requirements. The deployment process generally extends for several months and may involve a pilot implementation of the Company's software products. The complexity of customer requirements, typically involving integration of databases, hardware and software provided by multiple vendors, may also cause the Company on occasion to experience difficulty implementing its products. There can be no assurance that the Company will not experience delays in the implementation of orders in the future or that third-parties will be able to successfully install the Company's products. Any delays in the implementation of the Company's products could have a material adverse effect on the Company's business, operating results and financial condition. See "-- Potential Fluctuations in Quarterly Operating Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Sales and Marketing" and "Professional Services and Customer Support."

COMPETITION

  The markets for decision support and Internet-based information services are intensely competitive and subject to rapidly changing technology. The Company's most direct competitors in these markets are providers of decision support software, push products, browsers with webcasting functionality, electronic and Internet commerce systems, vertical Internet information systems, wireless communications products, on-line service providers ("OSPs") and event-driven technology. Many of these competitors are offering (or may soon offer) products and services that may compete with the Company's information analysis and soon-to-be-released information broadcasting products. The bases of competition in these markets include volume and type of information accessed, timeliness of information delivery, degree of personalization, range of information delivery media, quality of presentation, price/performance sophistication of notification events and ease of implementation.


  The Company's competitors in the decision support market fall generally into the following categories: (i) vendors of relational online analytical processing ("ROLAP") software such as Information Advantage, Inc.

and Platinum Technologies Corporation; (ii) vendors of desktop on-line analytical processing ("OLAP") software such as Business Objects S.A. and Cognos Incorporated; and (iii) vendors of multidimensional OLAP software such as Oracle Corporation, Arbor Software Corporation (which has entered into a strategic relationship with International Business Machines ("IBM")), Seagate Software, Inc. ("Seagate") and SAS Institute Incorporated ("SAS"). The Company anticipates continued growth and competition in the decision support software market and the entrance of new competitors into this market in the future. Such new competitors may include Microsoft Corporation ("Microsoft"), which has indicated that it may introduce certain products in 1998 that may overlap to some extent with the functionality of the Company's products.

  Push product vendors such as PointCast Incorporated ("PointCast"), Marimba, Inc. ("Marimba") and BackWeb Technologies Inc. ("BackWeb") offer technologies that deliver information over the Internet to recipients via Web-browsers and proprietary interfaces. Vendors of push products are focused generally on the delivery of text-based information, such as news and sports, but often include some level of numeric information such as stock price updates. Moreover, Marimba has entered into technology partnerships that will extend the scope of its offering to include the delivery of information and analysis from relational data sources, which could provide the Company with increased competition.

  Web-browsers with channels or webcasting functionality, such as Microsoft Internet Explorer and Netscape Navigator, provide an infrastructure for automatically updating a set of information on a recipient's computer. Although this infrastructure is used by the Company to enhance the functionality of its DSS Web product line, webcasting and desktop channels offer an alternative information delivery infrastructure to the Company's DSS Broadcaster product line.

  Products and turn-key solutions for electronic commerce, Internet commerce and electronic business, such as those provided by IBM, Open Market Inc., USWEB Corp. ("U.S. Web"), Silicon Valley Internet Partners ("SVIP") and Sun Microsystems ("Sun"), provide a set of functionality that could be used to implement Internet-based information services. To the extent that these information products sell information and analysis from relational databases they will compete with the Company's products.

  Vertical Internet information systems, including Microsoft Expedia, Microsoft Investor, StockBoss, Microsoft CarPoint, Mercury Mail, TechWeb, ESavers (US Airways, Inc.), C.O.O.L. (Continental Airlines, Inc.), and Internet Travel Network, have developed custom applications and products for the commercialization, analysis and delivery of specific information via the Internet. These systems are generally tailored to a particular application and built in a fashion that is difficult to leverage into other applications. These systems represent competition, in that they provide similar functionality to applications developed using the Company's products.

  Wireless communications and messaging providers, such as AT&T Corp. ("AT&T"), Nextel Communications ("Nextel"), Sprint Corporation ("Sprint"), MCI Communications Corporation ("MCI"), WorldCom, Inc. ("WorldCom"), Tridium Corp. ("Tridium"), PageNet, Inc. ("PageNet") and SkyTel Corp. ("SkyTel"), offer a variety of alpha enabled mobile phones and pagers. It is possible that these companies will implement custom-developed information services for consumers of their mobile phones and pagers that will compete with applications using the Company's products and services.

  OSPs include companies such as America Online, Inc. ("America Online"), Microsoft's Microsoft Network ("MSN"), Prodigy, Inc. ("Prodigy"), @ Home Network ("@Home") and WebTV Networks, Inc. ("WebTV") (acquired by Microsoft) that provide text-based content, such as news and sports, over the Internet and on proprietary online services. The potential exists for these companies to implement applications that overlap with the functionality provided by the Company.

  Providers of event notification systems include companies such as TIBCO Finance Technology Inc. ("TIBCO"), which markets a product that monitors stock tickers and notifies subscribers when preset thresholds are crossed; Clarify Inc. ("Clarify"), which handles loan applications with a financial system developed by SAP AG; BEA Systems, Inc. ("BEA Systems"), which provides middleware; and Vitria Technology Inc. ("Vitria

Technology") which provides event-based workflow software. The systems for event-driven notification provided by these companies at present and in the future may result in technology that overlaps with that provided by the Company.

  The Company believes that it differentiates itself from other industry participants by offering comprehensive support for all significant relational database platforms. If a single vendor wins a substantial share of the relational database market, the Company may find it more difficult to differentiate its offerings from its competitors, which may materially adversely affect the Company's business, operating results and financial condition.

  Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, or greater name recognition than the Company. In addition, many of the Company's competitors have well established relationships with current and potential customers and extensive knowledge of the data warehouse industry. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than can the Company. Increased competition may result in price reductions, reduced gross margins and loss of market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. See "Business--Competition."

  Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of the Company's prospective customers. The Company's current or future indirect channel partners may establish cooperative relationships with current or potential competitors of the Company, thereby limiting the Company's ability to sell its products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could have a material adverse effect on the Company's margins and its ability to obtain maintenance revenues for new and existing product licenses on favorable terms.

MANAGEMENT OF GROWTH

  The Company is experiencing rapid expansion in all areas of its operations, and the Company anticipates that this expansion will continue. The total number of Company employees grew from 59 on January 1, 1995 to 676 on March 31, 1998, and further significant increases in the number of employees are anticipated. The Company's growth has placed, and is expected to continue to place, significant demands on its administrative, operational, financial, and personnel resources. In particular, the Company expects that current and planned expansion of international operations will lead to increased financial and administrative demands, such as increased operational complexity associated with expanded facilities, administrative burdens associated with managing an increasing number of relationships with foreign partners, and expanded treasury functions to manage foreign currency risks. The Company may also be required to expand its support organization significantly to further develop indirect distribution channels that penetrate different and broader markets and to accommodate growth in the Company's installed customer base. The failure of the Company to manage its expansion effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Sales and Marketing" and "Management."

NEED TO RECRUIT ADDITIONAL SKILLED PERSONNEL; DEPENDENCE ON KEY PERSONNEL

  The Company's future success depends upon its continuing ability to attract, train, assimilate and retain highly qualified personnel. Competition for such personnel in the software industry is intense, and there can be no assurance that the Company will be able to retain its key employees or that it can attract, train, assimilate or retain other highly qualified personnel in the future. The Company's success also depends in large part on the continued service of its key management personnel, particularly Michael J. Saylor, the Company's President and Chief Executive Officer, and Sanju K. Bansal, the Company's Executive Vice President and Chief Operating Officer. The loss of the services of one or more of these individuals or other key personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "Management."

DEPENDENCE ON NEW VERSIONS, NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE


  The market for the Company's products is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changing customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Emergence of new standards in related fields may also have an adverse effect on existing products. This could be the case, for example, if new Web protocols were to emerge that were incompatible with deployment of the Company's DSS applications over the Web. Although the Company's DSS solutions allow the core database component to reside on nearly all enterprise server hardware and operating system combinations (Mainframe, AS/400, Unix, Windows NT, Windows), the Company's application server component currently runs only on the Windows NT operating system. Therefore, the Company's ability to increase sales of its products may depend on the continued acceptance of the Windows NT operating system. To the extent that potential customers use Unix operating systems as their application server, the Company would be precluded from addressing that segment of the DSS application market. The development of a Unix product would require a substantial investment of resources by the Company and there is no assurance that such a product could be introduced on a timely or cost effective basis or at all.

  The Company believes that its future success will depend in large part on its ability to continue to support a number of popular operating systems and databases, and on its ability to maintain and improve its current product line and to develop new products on a timely basis that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As a result of the complexities inherent in DSS applications, major new products and product enhancements can require long development and testing periods. In addition, customers may delay their purchasing decisions in anticipation of the general availability of new or enhanced versions of the Company's products. Moreover, to date the Company has had only a limited number of customers who have deployed its products in environments that involve terabytes of data and thousands of active users, and widespread deployment in these complex environments may create unexpected delays or other difficulties. As a result, significant delays in the general availability of such new releases or significant problems in the installation or implementation of such new releases could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost effective basis, product enhancements or new products that respond to technological change, evolving industry standards or customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these enhancements or that the Company's new products and product enhancements will achieve market acceptance. See "Business--Research and Product Development."

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  The Company currently is not subject to direct regulation by any governmental agency, other than laws and regulations generally applicable to businesses. However, certain U.S. laws and laws of other countries restricting the use of consumers' personal information may apply to the Company. Due to the increasing popularity and use of the Internet and the dramatically increased access to personal information enabled by technologies such as those offered by the Company, it is possible that laws and regulations may be adopted in the U.S. and abroad to limit access to personal information over the Internet and other public data networks. In response to consumer pressures, legislation applicable to the Company in areas such as privacy protection has been proposed in the U.S. Congress and various state legislatures, and it is possible that some such legislation may become law. Moreover, the applicability to the Company of existing laws governing issues such as personal privacy over the Internet or other public data networks is uncertain. The majority of such laws were adopted before the widespread use and commercialization of the Internet and other public data networks and, as a result, do not contemplate or address the unique issues presented by such media. Any new law or regulation or any expanded governmental enforcement of existing regulations may limit the Company's growth or increase the Company's legal exposure, which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON GROWTH OF MARKET FOR DECISION SUPPORT SOFTWARE

  All of the Company's revenues have been attributable to the sale of decision support software and related maintenance, consulting and training services, and such software and services are expected to account for the Company's revenues for the foreseeable future. Although demand for decision support software has grown in recent years, the market for decision support software applications is still emerging. Further development of the market may be impaired by, among other factors, resistance from consumer and privacy groups to increased commercial collection and use of data regarding spending and other personal behavior patterns. There can be no assurance that the market will continue to grow or that, even if the market does grow, businesses will adopt the Company's solutions. The Company has spent, and intends to continue to spend, considerable resources educating potential customers about decision support software generally and the Company's solutions in particular. However, there can be no assurance that such expenditures will enable the Company's products to achieve any additional degree of market acceptance and, if the market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially adversely affected.

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER EFFECT OF DUAL CLASSES OF COMMON STOCK

  Holders of the Company's Class A Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share. Upon completion of the Offering, the existing stockholders immediately prior to termination of the Company's S corporation election (the "Existing Stockholders") will own or control 30,735,514 shares of Class B Common Stock representing 98.7% of the voting power of the Company. Michael J. Saylor, the Company's Chairman, President and Chief Executive Officer, through his sole ownership and control of Alcantara LLC, will control 22,574,662 shares of Class B Common Stock representing 72.5% of the voting power of the Company. Accordingly, Mr. Saylor will be able to control the Company through his ability to determine the outcome of elections of the Company's directors, amend the Company's Certificate of Incorporation and Bylaws and take certain other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions and the terms thereof.

  The Company's Certificate of Incorporation permits holders of Class B Common Stock to transfer shares of Class B Common Stock, subject to approval of the holders of a majority of the outstanding Class B Common Stock. See "Description of Capital Stock." Mr. Saylor or a group of stockholders possessing a majority of the outstanding Class B Common Stock could, without seeking other approval, transfer voting control of the Company to a third party. Transfer of voting control to such a transferee could have a material adverse effect on the Company's business prospects and financial condition. Mr. Saylor will also be able to prevent a change of control of the Company, regardless of whether holders of Class A Common Stock might otherwise receive a premium for their shares over the then-current market price.

RELIANCE ON CHANNEL PARTNERS

  In addition to its direct sales force, the Company relies on channel partners such as original equipment manufacturers ("OEMs") and value added resellers ("VARs") for licensing and support of its products in the United States and internationally. In particular, for the fiscal year ended December 31, 1997 and for the three months ended March 31, 1998, channel partners accounted for, directly or indirectly, 27.5% and 23.2%, respectively, of the Company's total revenues. The Company's channel partners generally offer products of several different companies, including, in some cases, products that compete with the Company's products. The

Company intends to expand its relationships with strategic partners and to increase the proportion of the Company's customers licensed through these indirect channels. The Company is currently investing, and intends to increasingly invest in the future, significant resources to develop these channels, which could adversely affect the Company's operating results if the Company's efforts do not generate significant license revenues. There can be no assurance that the Company will be able to attract strategic partners that will be able to market the Company's products effectively and will be qualified to provide timely and cost-effective customer support and service. The Company's ability to achieve revenue growth in the future will depend in part on its success in recruiting strategic partners and maintaining successful relationships with those partners on a going-forward basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Sales and Marketing."

RISKS ASSOCIATED WITH INTELLECTUAL PROPERTY

  The Company regards its software products as proprietary and relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. These laws and contractual provisions provide only limited protection of the Company's proprietary rights. The Company has no patents or patent applications pending and has no registered trademarks (other than MicroStrategy, QuickStrike, EISToolkit and Strategy System) or registered copyrights (other than the EISToolkit 2.0 reference manual). Despite the Company's efforts to protect its proprietary rights, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization or to develop similar technology independently. Furthermore, the laws of certain countries in which the Company sells its products do not protect the Company's software and intellectual property rights to the same extent as do the laws of the United States. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

  There can be no assurance in the future that a third party will not claim that the Company's technology infringes its proprietary rights. As the number of software products in the Company's target market increases and the functionality of these products further overlap, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims, whether with or without merit, can be time consuming and expensive to defend. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to its current or future products or that any such assertion will not require the Company to enter into royalty arrangements or litigation that could be costly to the Company. See "Business--Intellectual Property and Licenses."

INTERNATIONAL OPERATIONS

  International sales accounted for 20.9%, 26.6%, 11.1%, and 11.3% of the Company's total revenue for the three months ended March 31, 1998 and for the fiscal years ended December 31, 1997, 1996 and 1995, respectively. The Company intends to continue to expand its international operations and enter additional international markets. Such expansion will require significant management attention and financial resources and could adversely affect the Company's business, operating results or financial condition. In order to expand international sales successfully in 1998 and subsequent periods, the Company must establish additional foreign operations, hire additional personnel and recruit additional international resellers and distributors. There can be no assurance that the Company will be able to do so in a timely manner, which may limit the Company's growth in international sales. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for the Company's products. In addition to the foreign currency risks described below, other risks inherent in the Company's international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences including restrictions on the repatriation of earnings, weaker intellectual property protection and the burden of complying with a wide variety of foreign laws. Such factors may have a material adverse effect on the Company's future international sales and, consequently, the Company's results of operations. See "Currency Fluctuations," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

CURRENCY FLUCTUATIONS

  The Company's international revenues and expenses are denominated in foreign currencies (principally the British Pound Sterling and the German Deutsche
Mark). The functional currency of the Company's foreign subsidiaries is each subsidiary's local currency. Fluctuations in exchange rates between the U.S. Dollar and such currencies may have a material adverse effect on the Company's business, results of operations and financial condition, particularly its operating margins, although foreign currency translation gains and losses have been immaterial to date. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted. To date, the Company has not sought to hedge the risks associated with fluctuations in exchange rates but may undertake such transactions in the future. There can be no assurance that any hedging techniques implemented by the Company in the future would be successful or that the Company's business, results of operations and financial condition will not be materially adversely affected by exchange rate fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK OF SOFTWARE DEFECTS; POTENTIAL PRODUCT LIABILITY FOR SOFTWARE DEFECTS

  Software products as internally complex as those offered by the Company may contain errors or defects, especially when first introduced or when new versions are released. Despite extensive product testing, the Company has in the past discovered software errors in certain of its new products after their introduction. Although the Company has not experienced material adverse effects resulting from any such errors to date, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Products."

  The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain domestic or international jurisdictions. Although the Company has not experienced product liability claims to date, the license and support of products by the Company may entail the risk of such claims. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results and financial condition.


BENEFITS TO EXISTING STOCKHOLDERS


  The Existing Stockholders will realize substantial benefits in connection with the Offering. For example, prior to the termination of the Company's S corporation status, which is expected to occur shortly prior to consummation of the Offering, the Company expects to pay the S Corporation Dividend to the Existing Stockholders. Moreover, the Company will use a portion of the net proceeds of the Offering to repay all indebtedness outstanding under the Business Loan. Upon consummation of the Offering, a personal guarantee of certain amounts due under the Business Loan given by the Company's President and Chief Executive Officer, Michael J. Saylor, will terminate. See "Certain Transactions." The Existing Stockholders, who paid substantially less for their stock on a per share basis than the assumed public offering price per share, may, following expiration of a 180-day lock-up period, also have the benefit of an active trading market for the Company's shares that did not exist prior to consummation of the Offering. See "Dilution" and "Shares Eligible for Future Sale."

YEAR 2000 ISSUES; POTENTIAL IMPACT ON CUSTOMERS

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The Company has designed its products to be capable of handling four digit dates, and therefore the Company believes that the direct impact of the Year 2000 problem on the Company's products will not be significant. Year 2000 issues, however, may significantly affect the purchasing patterns of customers and potential customers. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company, which could result in a material adverse effect on the Company's business, operating results and financial condition.

NO PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Class A Common Stock. Accordingly, there can be no assurance that an active trading market will develop or be sustained upon completion of the Offering or that the market price of the Class A Common Stock will not decline below the initial public offering price. The initial public offering price of the Class A Common Stock will be determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of the prices that will prevail in the public market. See "Underwriting."

  The trading prices of the Class A Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results, developments or disputes concerning intellectual property rights, technological innovations or new products, governmental regulatory action, general conditions in the software industry, increased price competition, changes in earnings estimates by analysts or other events or factors, many of which are beyond the Company's control. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many computer software companies and which have often been unrelated to the operating performance of such companies.

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of Class A Common Stock could adversely affect the market price of the Class A Common Stock. Several of the Company's principal stockholders hold a significant portion of the outstanding Class B Common Stock, and a decision by one or more of these stockholders to convert such shares into Class A Common Stock (which conversion may take place at any time) and sell their shares could adversely affect the market price of the Class A Common Stock. The 4,000,000 shares of Class A Common Stock offered hereby (plus any shares issued upon exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction in the public market as of the date of this Prospectus, except for shares purchased by "affiliates" of the Company. See "Shares Eligible For Future Sale." The holders of all the shares of Class B Common Stock that will be outstanding upon the completion of the Offering (which may be converted into Class A Common Stock at any time) have agreed to enter into agreements with the Underwriters (the "Lock-up Agreements") which will provide that, until the expiration of 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock (other than the shares of Class A Common Stock offered by the Selling Stockholders) or securities of the Company which are substantially similar to the shares of Class A Common Stock or which are convertible into or exchangeable for, or represent the right to receive, shares of Class A Common Stock without the prior written consent of the representatives of the Underwriters. Upon the expiration of the Lock-up Agreements, a substantial majority of the shares covered by the Lock-up Agreements will be eligible for sale pursuant to Rule 144.

  The Company intends to file a Registration Statement on Form S-8 as soon as practicable after the date of this Prospectus to register the 8,000,000, 300,000 and 200,000 shares of Class A Common Stock that are issuable upon the exercise of stock options either outstanding or available for grant pursuant to the Company's 1996 Stock Plan ("1996 Stock Plan"), 1997 Stock Option Plan for French Employees ("French Plan") and 1997 Director Option Plan ("Director Option Plan," and together with the 1996 Stock Plan and the French Plan, the "Company Stock Plans"), respectively. Such registration statement is expected to become effective immediately upon filing; however, consistent with the terms of the Company Stock Plans, holders of options will be unable to sell any shares of Class A Common Stock received upon the exercise of options granted thereunder until the expiration of 180 days after the date of this Prospectus. Options granted under the 1997 Director Option Plan do not generally begin to vest until October 1998. Following effectiveness, shares covered by the Registration Statement on Form S-8 will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates as well as to the limitations on sale and vesting described above. See "Management--Stock Option Plans."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the Class A Common Stock offered hereby will incur immediate and substantial dilution in net tangible book value per share. To the extent options to purchase the Company's Class A Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of Class A Common Stock offered hereby are estimated to be approximately $31,240,000 ($36,262,800 if the Underwriters' over-allotment option is exercised in full) based on an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company.

  The principal purposes of the Offering are to increase the Company's equity capital, to create a public market for the Class A Common Stock, to enhance the Company's visibility and credibility with present and prospective customers and employees and to facilitate future access to public equity markets.

  The Company currently intends to use the net proceeds of the Offering for general corporate purposes, including working capital, increased sales and marketing expenditures, capital expenditures, repayment of bank borrowings outstanding under the Company's Business Loan, and, to the extent that other sources are insufficient for this purpose, repayment of the Dividend Notes. For information regarding the terms of the indebtedness expected to be repaid, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Furthermore, the Company may acquire or invest in other businesses, products, technologies or securities, and a portion of the net proceeds may be used for these purposes. The Company has no plans, commitments or agreements with respect to any material acquisitions or investments as of the date of this Prospectus, and there can be no assurance that any such acquisitions or investments will be made. Accordingly, the Company's management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from the Offering. Pending such uses, the Company plans to invest the net proceeds in interest-bearing, investment-grade securities.

  The Company will not receive any of the proceeds from the sale of Class A Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

  The Company expects to declare and pay the S Corporation Dividend to the Existing Stockholders in the form of the Dividend Notes prior to the termination of the Company's S corporation election, which is expected to occur shortly prior to consummation of the Offering. The Business Loan includes certain covenants restricting the Company's ability to incur additional indebtedness (including the Dividend Notes) or to make any advances to third parties outside the normal course of business. The Company has obtained a waiver under the Business Loan to allow it to declare the S Corporation Dividend and issue the Dividend Notes, subject to consummation of the Offering. The Dividend Notes may be prepaid without penalty at any time at the option of the Company. See "Termination of S Corporation Election and S Corporation Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company anticipates that following completion of the Offering, future earnings, if any, will be retained for the development of its business, and the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.

                     TERMINATION OF S CORPORATION ELECTION
                        AND S CORPORATION DISTRIBUTION

  Effective January 1, 1992, the Company elected to be treated as an S corporation for federal and state income tax purposes. As a result, the Company currently pays no federal or state income tax, and all of the earnings of the Company are subject to federal and state income taxation directly at the stockholder level. The Company's S corporation status will terminate prior to consummation of the Offering, at which time the Company will become subject to corporate income taxation under Subchapter C of the Internal Revenue Code (the "Code") of 1986, as amended. See Note 6 of "Notes to Consolidated Financial Statements" for information regarding pro forma federal income tax provisions as if the Company had been a C corporation under the Code during the relevant periods.

  The Company has entered into a tax indemnification agreement (the "Tax Indemnification Agreement") with the Existing Stockholders. The Tax Indemnification Agreement provides for, among other things, the indemnification of the Company by such stockholders for any federal and state income taxes (including interest and penalties) incurred by the Company if for any reason the Company is deemed to be treated as a C corporation during any period for which it reported its taxable income as an S corporation. The tax indemnification obligation of the Existing Stockholders is limited to the lesser of (i) the amount of any reduction in their tax liability as a result of any such determination or (ii) the aggregate amount received in distributions from the Company from January 1, 1990 until the S corporation termination date. The Tax Indemnification Agreement also provides for the cross-indemnification by the Company of each Existing Stockholder for any losses or liabilities with respect to certain additional taxes (including interest and penalties) resulting from the Company's operations during the period in which it was an S corporation. Purchasers of Class A Common Stock in the Offering who are not Existing Stockholders will not be parties to the Tax Indemnification Agreement.

  The Company expects to pay the S Corporation Dividend to the Existing Stockholders in the form of the Dividend Notes, prior to termination of the Company's S corporation election, which is expected to occur shortly prior to consummation of the Offering. The Dividend Notes (i) have a term of one year;
(ii) bear interest at the applicable federal rate for debt obligations having a maturity of one year, which was 5.29% as of March 31, 1998; and (iii) are payable in four equal quarterly installments. The Dividend Notes may be prepaid without penalty at any time at the option of the Company. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  The pro forma net tangible book (deficit) value of the Company at March 31, 1998, as adjusted to reflect the payment of the S Corporation Dividend to the Existing Shareholders in the form of the Dividend Notes, was ($11.6) million, or ($0.37) per share of Common Stock. Pro forma net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities divided by the total number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 3,840,000 shares of Class A Common Stock in the Offering at an assumed initial public offering price of $9.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company at March 31, 1998 would have been $24.7 million, or $0.71 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.08 per share to the Company's existing stockholders and an immediate dilution in pro forma net tangible book value of $8.29 per share to new investors purchasing shares of Class A Common Stock in the Offering. The following table illustrates this per share dilution in net tangible book value to new investors:

   Initial public offering price per share.......................         $9.00
     Net tangible book (deficit) value per share of Class A
      Common Stock before the Offering........................... $(0.37)
     Increase per share attributable to new investors............ $ 1.08
   Pro forma net tangible book (deficit) value per share after
    the Offering.................................................         $0.71
                                                                          -----
   Dilution per share to new investors...........................         $8.29
                                                                          =====

  The following table sets forth, as of March 31, 1998, the differences in the number of shares of Class B Common Stock purchased from the Company, the consideration paid to the Company and the average price per share paid by the Existing Stockholders and by the new investors purchasing shares of Class A Common Stock in the Offering (assuming no exercise of the Underwriters' over-allotment option and without giving effect to the underwriting discount and estimated offering expenses):

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
   Existing stockholders... 30,895,514    89%  $ 1,262,291     4%      $0.04
   New investors...........  3,840,000    11    34,560,000    96        9.00
                            ----------   ---   -----------   ---
   Total................... 34,735,514   100%  $35,822,291   100%
                            ==========   ===   ===========   ===

  The preceding table assumes no exercise of any stock options outstanding at March 31, 1998. At March 31, 1998, there were director and employee stock options outstanding to purchase a total of 5,414,018 shares of Class A Common Stock with a weighted average exercise price of $1.99 per share. To the extent that such options are exercised, there will be further dilution to new investors. See "Management--Stock Option Plans" and Note 8 of "Notes to Consolidated Financial Statements."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on an actual basis and (ii) as adjusted to reflect (a) the exchange by the Existing Stockholders of 30,895,514 shares of Class A Common Stock outstanding at March 31, 1998 into an identical number of shares of Class B Common Stock, (b) the payment of the S Corporation Dividend to the Existing Stockholders in the form of Dividend Notes prior to the termination of the Company's S corporation election, (c) repayment of all of the indebtedness outstanding under the Business Loan and (d) the sale of 3,840,000 shares of Class A Common Stock by the Company and the conversion of 160,000 shares of Class B Common Stock into Class A Common Stock and the ensuing sale of 160,000 shares of Class A Common Stock by the Selling Stockholders in the Offering at an assumed initial public offering price of $9.00 per share, after deduction of the underwriting discount and estimated offering expenses payable by the Company.

                                                         MARCH 31, 1998
                                                      -------------------------
                                                       ACTUAL     AS ADJUSTED
                                                      ----------  -------------
                                                      (IN THOUSANDS, EXCEPT
                                                           SHARE DATA)
Line of credit....................................... $    5,376    $      --
Dividend Notes payable...............................        --         10,000
Other notes payable, including current portion.......      3,751           210
Stockholders' equity:
  Preferred stock, par value $0.001 per share,
   5,000,000 shares authorized, no shares issued and
   outstanding.......................................        --            --
  Common Stock, par value $0.001 per share,
   50,000,000 shares authorized, 30,895,514 shares
   issued and outstanding, actual; no shares issued
   and outstanding, as adjusted......................         31           --
  Class A Common Stock, par value $0.001 per share,
   100,000,000 shares authorized, no shares issued
   and outstanding; 4,000,000 shares issued and
   outstanding, as adjusted..........................        --              4
  Class B Common Stock, par value $0.001 per share,
   100,000,000 shares authorized, no shares issued
   and outstanding, actual; 30,735,514 shares issued
   and outstanding, as adjusted......................        --             31
  Additional paid-in capital.........................      1,086        32,323
  Accumulated other comprehensive income.............        162           162
  Accumulated deficit................................        (92)      (10,092)
                                                      ----------    ----------
    Total stockholders' (deficit) equity.............      1,187        22,428
                                                      ----------    ----------
    Total capitalization............................. $   10,314    $   32,638
                                                      ==========    ==========

                     SELECTED CONSOLIDATED FINANCIAL DATA


  The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Consolidated Financial Statements," the "Notes to Consolidated Financial Statements" and the other financial information included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1995, 1996 and 1997, and the balance sheet data as of December 31, 1996 and 1997, are derived from audited financial statements included elsewhere in this Prospectus. The statement of operations data for the year ended December 31, 1994 and the balance sheet data as of December 31, 1994 and 1995 is derived from audited financial statements not included herein. The statement of operations data for the year ended December 31, 1993 and for the three months ended March 31, 1997 and 1998 and the balance sheet data as of December 31, 1993 and as of March 31, 1998 have been derived from the Company's unaudited consolidated financial statements, which, in management's opinion, reflect all adjustments necessary to fairly present this information when read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in the Prospectus.


                                                                                              THREE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                                    MARCH 31,
                      ---------------------------------------------------------------  -----------------------------------
                          1993        1994         1995         1996        1997(1)       1997      1998(1)
                      ------------------------  -----------  -----------  -----------  ----------  ----------
                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
 Product licenses...  $        676 $       622  $     4,077  $    15,873  $    36,601  $    4,731  $   14,282
 Product support....         3,426       4,358        5,700        6,730       16,956       3,406       5,613
                      ------------ -----------  -----------  -----------  -----------  ----------  ----------
  Total revenues....         4,102       4,980        9,777       22,603       53,557       8,137      19,895
                      ------------ -----------  -----------  -----------  -----------  ----------  ----------
Costs and expenses:
 Cost of revenues...         1,502       2,057        2,458        5,257       11,116       2,156       3,701
 Sales and
  marketing.........           274         771        2,992       13,054       30,468       5,292      10,828
 Research and
  development.......           153         200        1,855        2,840        5,049         735       2,092
 General and
  administrative....         1,463       1,955        2,395        3,742        6,552         895       2,563
                      ------------ -----------  -----------  -----------  -----------  ----------  ----------
  Total costs and
   expenses.........         3,392       4,983        9,700       24,893       53,185       9,078      19,184
                      ------------ -----------  -----------  -----------  -----------  ----------  ----------
Income (loss) from
 operations.........           710          (3)          77       (2,290)         372        (941)        711
Interest income
 (expense), net.....             6         (34)         (40)        (105)        (239)        (61)       (190)
Other income
 (expense), net.....            45         (24)          11           20          (12)         (1)         21
                      ------------ -----------  -----------  -----------  -----------  ----------  ----------
Net income (loss)...  $        761 $       (61) $        48  $    (2,375) $       121  $   (1,003) $      542
                      ============ ===========  ===========  ===========  ===========  ==========  ==========
Basic net income
 (loss) per
 share(2)...........  $       0.03 $      0.00  $      0.00  $     (0.08) $      0.00  $     0.00  $     0.02
Shares used in
 computing basic net
 income (loss) per
 share(2)...........    24,640,000  27,988,000   28,896,622   29,493,873   29,493,873  29,493,873  30,895,514
Diluted net income
 (loss) per share...  $       0.03 $      0.00  $      0.00  $     (0.08) $      0.00  $     0.00  $     0.02
Shares used in
 computing diluted
 net income (loss)
 per share(2).......    24,640,000  27,988,000   28,896,622   29,493,873   32,256,323  29,493,873  35,040,308



                                      DECEMBER 31,                             MARCH 31, 1998
                          -------------------------------------  --------------------------------------------
                                                                                         PRO FORMA
                           1993   1994   1995   1996     1997    ACTUAL   PRO FORMA(3) AS ADJUSTED(4)
                          ------ ------ ------ -------  -------  -------  ------------ --------------
                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and cash
 equivalents............  $  141 $  249 $  643 $ 1,686  $ 3,506  $ 2,304    $ 2,304       $24,628
Working capital
 (deficit)..............   1,752    848  1,343  (2,237)  (5,761)  (5,824)   (15,824)       12,896
Total assets............   2,352  3,209  5,838  13,004   30,065   30,592     30,592        52,916
Notes payable, long-term
 portion................     323    193    600     460    2,658    2,636      2,636           115
Total stockholders'
 (deficit) equity.......   1,564  1,446  1,546    (793)    (427)   1,187     (8,813)       22,428


-------


(1) During each of the periods presented, the Company was an S corporation, and accordingly was not liable for corporate income taxes. See "Termination of S Corporation Election and S Corporation Distribution." On a pro forma basis, had the Company been a tax-paying entity, the Company would have recorded an income tax provision of approximately $489,000 and a net loss of approximately $368,000 for the year ended December 31, 1997 and would have recorded an income tax provision of approximately $206,000 and net income of $336,000 for the three months ended March 31, 1998. Pro forma basic and diluted loss per share would have been $0.01 for the year ended December 31, 1997 and pro forma basic and diluted income per share would have been $0.01 for the three months ended March 31, 1998. See Note 1 of "Notes to Consolidated Financial Statements" for the basis of computing pro forma basic and diluted net loss per share.
(2) The basis for the determination of shares used in computing net income per share is described in Note 1 of "Notes to Consolidated Financial Statements."
(3) Pro forma for the effect of the S Corporation Dividend, which is expected to occur shortly prior to consummation of the Offering. See "Termination of S Corporation Election and S Corporation Distribution" and "Dividend Policy."
(4) As adjusted to reflect the sale by the Company of 3,840,000 shares of Class A Common Stock offered hereby at an assumed public offering price of $9.00 per share, after deducting the underwriting discount and the estimated offering expenses payable by the Company and the repayment of bank borrowings as of March 31, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operation of the Company should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and the other financial information included elsewhere in this Prospectus.

OVERVIEW

  The primary business of the Company following its incorporation in 1989 was to provide software consulting services for customers to help them build custom decision support systems. The Company's activities during 1994 and 1995 increasingly focused on the development and sale of software products, culminating in the release of a full complement of DSS products in 1995. Since this time, the Company has continued to focus significant resources on the development of additional functionality and features to its DSS software products. As a result, the Company has transitioned its primary business from that of a provider of services to a provider of software products.

  Since 1995, the Company has significantly increased its sales and marketing, service and support, research and development and general and administrative staffs. The Company has more than doubled its headcount each year since 1995. At January 1, 1995, the Company had 59 employees, and at March 31, 1998, it had 676 employees. Although the Company's revenues have significantly increased in each of the last eight quarters, the Company experienced fluctuating operating margins during 1996, 1997 and the first quarter of 1998 primarily as a result of increases in staff levels. The Company expects to continue to increase staffing levels and incur additional associated costs in future periods. If the Company is unable to achieve corresponding substantial revenue growth, the Company could suffer operating losses in one or more fiscal quarters and may be unable to forecast such losses prior to the end of any given fiscal quarter. In addition, the Company has experienced net losses and losses from operations for the fiscal years ended December 31, 1996 and December 31, 1994, and was only marginally profitable for the fiscal years ended December 31, 1997 and December 31, 1995. While the Company has experienced significant percentage growth in revenues in recent periods and currently expects substantial, although potentially lower, percentage growth in revenues throughout 1998, prior percentage revenue growth rates should not be considered as necessarily indicative of future growth rates or operating results, and there are a number of factors that could materially affect expected revenue and operating results for fiscal 1998 and subsequent periods. See "Risk Factors--Limited Operating History; Uncertainty of Future Operating Results," "--Potential Fluctuations in Quarterly Operating Results," "-- Lengthy Sales and Implementation Cycles," "--Competition," "Management of Growth," "--Need to Recruit Additional Skilled Personnel; Dependence on Key Personnel," and "Dependence on New Versions, New Products and Rapid Technological Change."

  The Company's revenues are derived from two principal sources (i) product licenses and (ii) fees for maintenance, technical support, training and consulting services (collectively, "product support"). Prior to December 15, 1997 the Company recognized revenue in accordance with Statement of Position 91-1, "Software Revenue Recognition." Subsequent to December 31, 1997, the Company began recognizing revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition." Product license revenues are generally recognized upon the execution of a contract and shipment of the related software product, provided that no significant vendor obligations remain outstanding and the resulting receivable is deemed collectible by management. Maintenance revenues are derived from customer support agreements generally entered into in connection with initial product license sales and subsequent renewals. Fees for the Company's maintenance and support plans are recorded as deferred revenue when billed to the customer and recognized ratably over the term of the maintenance and support agreement, which is typically one year. Fees for the Company's training and consulting services are recognized at the time the services are performed. For the year ended December 31, 1997 and for the first three months ended March 31, 1998, no single customer accounted for more than 3.5% of the Company's revenues.

  The sales cycle for the Company's products may span six months or more. Historically, the Company has typically recognized a substantial portion of its revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. Even minor delays in booking orders may have a significant adverse impact on revenues for a particular quarter. To the extent that delays are incurred in connection with orders of significant size, the impact will be correspondingly greater. Moreover, the Company currently operates with virtually no order backlog because its software products typically are shipped shortly after orders are received. Product license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. As a result of these and other factors, the Company's quarterly results have varied significantly in the past and are likely to fluctuate significantly in the future. Accordingly, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily indicative of the results to be expected for any future period. See "Quarterly Financial Results" and "Risk Factors-- Potential Fluctuations in Quarterly Operating Results."


  The Company licenses its software through its direct sales force and increasingly through, or in conjunction with, VARs and OEMs. Channel partners accounted for, directly or indirectly, approximately 23.2%, 27.5%, 9.0% and 0.1% of the Company's revenues for the three months ended March 31, 1998 and for the years ended 1997, 1996 and 1995, respectively. Although the Company believes that direct sales will continue to account for a majority of product license revenues, the Company intends to increase the level of indirect sales activities. As a result, the Company expects that sales of its product licenses through sales alliances, distributors, resellers and other indirect channels will increase as a percentage of product license revenues. However, there can be no assurance that the Company's efforts to continue to expand indirect sales will be successful. The Company also intends to continue to expand its international operations and has committed, and continues to commit, significant management time and financial resources to developing direct and indirect international sales and support channels. See "Risk Factors--International Operations" and "--Reliance on Channel Partners."

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of total revenues represented by certain items reflected in the Company's consolidated statements of operations:


                                                        THREE MONTHS ENDED
                            YEAR ENDED DECEMBER 31,          MARCH 31,
                            --------------------------  ---------------------
                             1995     1996      1997      1997        1998
                            -------  -------   -------  ---------   ---------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
  Product licenses.........    41.7%    70.2%     68.3%      58.1%       71.8%
  Product support..........    58.3     29.8      31.7       41.9        28.2
                            -------  -------   -------  ---------   ---------
    Total revenues.........   100.0    100.0     100.0      100.0       100.0
                            -------  -------   -------  ---------   ---------
Cost of revenues:
  Product licenses.........     2.6      4.5       3.1        4.4         2.7
  Product support..........    22.5     18.7      17.7       22.1        15.9
                            -------  -------   -------  ---------   ---------
    Total cost of
     revenues..............    25.1     23.2      20.8       26.5        18.6
                            -------  -------   -------  ---------   ---------
Gross margin...............    74.9     76.8      79.2       73.5        81.4
                            -------  -------   -------  ---------   ---------
Operating expenses:
  Sales and marketing......    30.6     57.8      56.9       65.0        54.4
  Research and
   development.............    19.0     12.6       9.4        9.0        10.5
  General and
   administrative..........    24.5     16.6      12.2       11.0        12.9
                            -------  -------   -------  ---------   ---------
    Total operating
     expenses..............    74.1     87.0      78.5       85.0        77.8
Income (loss) from
 operations................     0.8    (10.2)      0.7      (11.5)        3.6
Interest income............     0.2      0.1       0.2        --          0.2
Interest expense...........    (0.6)    (0.6)     (0.7)     ( 0.7)       (1.2)
Other income, net..........     0.1      0.1       --         --          0.1
                            -------  -------   -------  ---------   ---------
Net income (loss)..........     0.5%   (10.6)%     0.2%     (12.2)%       2.7%
                            =======  =======   =======  =========   =========

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  REVENUES. Total revenues increased to $53.6 million in 1997 from $22.6 million in 1996 and from $9.8 million in 1995, representing increases of 136.9% and 131.2%, respectively. Total revenues consist of revenues derived from sales of software product licenses, services and maintenance. There can be no assurance that total revenues will continue to increase at the rates experienced in prior periods, if at all.


    Product License Revenues. Product license revenues increased to $36.6 million in 1997 from $15.9 million in 1996 and from $4.1 million in 1995, representing increases of 130.6% and 289.3%, respectively. Product license revenues constituted 68.3%, 70.2% and 41.7% of total revenues for 1997, 1996 and 1995, respectively. The significant increases in the dollar amount of product license revenues were due to growing market acceptance of the Company's software products and continued expansion of the Company's sales and marketing organization. The significant increases in product licenses as a percentage of total revenues from 1995 through 1997 were primarily attributed to the transition of the Company's business during that period from a provider of consulting services to a provider of software products. The increase in product license revenues from 1996 to 1997 was primarily attributable to the introduction and release of new versions of DSS Administrator, DSS Web and DSS Agent which were released during 1997. These new product releases and enhancements included significant new features and functionality offered to a broader corporate customer base. These factors contributed to increases in the number and average contract dollar amount of DSS licenses sold. To date, sales of product licenses have principally been derived from direct sales to customers.

    Product Support Revenues. Product support revenues increased to $17.0 million in 1997 from $6.7 million in 1996 and from $5.7 million in 1995, representing increases of 151.9% and 18.1%, respectively. Product support revenues constituted 31.7%, 29.8%, and 58.3% of total revenues for 1997, 1996 and 1995, respectively. The increases in the dollar amount of product support revenues were primarily due to the increase in the number of DSS licenses sold. However, product support revenues significantly decreased as a percentage of total revenues during these periods primarily due to the transition of the Company's business from a provider of consulting services to a provider of software products. Notwithstanding the foregoing, the Company expects product support revenues as a percentage of total revenues to continue to fluctuate on a period to period basis but generally not to vary significantly from the percentage of total revenues achieved in 1997. However, an element of the Company's sales and marketing strategy is to leverage third-party implementation services to enable it to more rapidly penetrate its target market. To the extent that such efforts are successful, the Company's product support revenues could continue to decline as a percentage of total revenues.

    International Revenues. The Company recognized $14.3 million, $2.5 million and $1.1 million of international revenues in 1997, 1996 and 1995, respectively, representing approximately 26.6%, 11.1% and 11.3% of total revenues, respectively. The Company opened sales offices in Australia, Canada and Italy in 1998; in Austria, France and the Netherlands in 1997; in Germany in 1996; in the United Kingdom in 1995; and in Spain in 1994. The Company expects to open additional international sales offices in 1998. International sales are subject to a number of risks. See "Risk Factors--International Operations" and "--Currency Fluctuations."

   COSTS AND EXPENSES


    Cost of Product License Revenues. Cost of product license revenues consists primarily of the costs of product manuals, media, amortization of capitalized software and shipping paid to third parties. Cost of product license revenues was $1.6 million, $1.0 million and $0.3 million in 1997, 1996 and 1995, respectively, representing 4.5%, 6.4% and 6.3% of total product license revenues, respectively. The increases in dollar amounts of the Company's cost of product licenses are directly attributable to the increases in the Company's product license revenues. The total cost of product license revenues as a percentage of revenues decreased during 1997 from 1996, due to economies of scale realized by producing larger volumes of product materials and an increasing number of customers reproducing licenses at their sites. The Company anticipates that the cost of product license revenues will increase in dollar amount as license fee revenues increase, but remain relatively constant as a percentage of product license revenues. However, in the event that the Company enters into any royalty arrangements in the future, cost of product license revenues as a percentage of total product license revenues may increase.

    Cost of Product Support Revenues. Cost of product support revenues consists of the costs of providing telephone support, training and consulting services to customers and partners. Cost of product support revenues was $9.5 million, $4.2 million and $2.2 million in 1997, 1996 and 1995, respectively, representing 55.9%, 63.0% and 38.6% of total product support revenues, respectively. The increase in cost of product support revenues, both in dollar amount and as a percentage of 1996 product support revenues, was primarily due to the increase in the number of personnel providing consulting, training, and telephone support to customers and to the training and related costs associated with increasing personnel levels. Despite the increases in personnel and other costs in 1997, the total cost of product support revenues decreased as a percentage of revenues during 1997 from 1996, primarily due to increases in maintenance revenues without proportional increases in the cost of product support revenues. The Company expects to continue to increase the number of training and implementation consultants in the future, as well as technical support personnel. To the extent that the Company's product support revenues do not increase at anticipated rates, the hiring of additional consultants and technical support personnel could increase the cost of product support revenues as a percentage of product support revenues.

    Sales and Marketing Expenses. Sales and marketing expenses include personnel costs, commissions, office facilities, travel, promotional events such as trade shows, seminars and technical conferences, advertising and public relations programs. Sales and marketing expenses were $30.5 million, $13.1 million and $3.0 million in 1997, 1996 and 1995, respectively, representing 56.9%, 57.8% and 30.6% of total revenues, respectively. The significant increase in sales and marketing expenses in dollar amounts in 1997 was primarily due to increased staffing as the Company established new domestic and international sales offices and expanded its existing direct sales force, and to a lesser extent, increased commissions to sales representatives as a result of increased sales of software licenses and increased promotional activities relating to the announcement of certain product enhancements or releases. The increase in sales and marketing expenses in 1996 was primarily attributable to increased costs associated with the development of a direct sales force, increased commissions to Company sales representatives due to increased sales of product licenses and increased marketing activities. The Company believes that it is critically important to gain market share among high-end customers. The Company has invested and will continue to invest heavily in sales and marketing in order to create better market awareness of the value-added potential of DSS products and to acquire market share. The Company believes that the dollar amount of sales and marketing expenses will continue to increase, but should probably decrease over time as a percentage of total revenues from the levels experienced in 1997 and 1996.

    Research and Development Expenses. Research and development expenses consist primarily of salaries and benefits of software engineering personnel, payments to contract programmers, depreciation of equipment and expendable equipment purchases. See Note 1 of "Notes to Consolidated Financial Statements." Research and development expenses were $5.1 million, $2.8 million and $1.9 million in 1997, 1996 and 1995, respectively, representing 9.4%, 12.6% and 19.0% of total revenues, respectively. The increases in research and development expenses were primarily due to additional hiring of research and development personnel. In 1997, in accordance with SFAS No. 86, the Company began to capitalize research and development costs due to the significant increase in product development activities associated with the version 5.0 release of the Company's DSS software product line. As a result, the Company capitalized $1.9 million of research and development costs in 1997. Expenditures for research and development costs prior to capitalizing software were $7.0 million in 1997.

    General and Administrative Expenses. General and administrative expenses include the personnel and other costs of the finance, human resources, information systems, administrative and executive departments of the Company as well as outside professional fees. General and administrative expenses were $6.6 million, $3.7 million and $2.4 million in 1997, 1996 and 1995, respectively, representing 12.2%, 16.6% and 24.5% of total revenues, respectively. The increases in the dollar amount of general and administrative expenses were primarily the result of increased staff levels and related costs associated with the growth of the Company's business during these periods. The decreases in general and administrative expenses as a percentage of total revenues in 1997 and 1996 were primarily due to the substantial increase in total revenues. Although the Company expects that the dollar amount of general and administrative expenses will continue to increase in the foreseeable future, such expenses are not expected to significantly vary as a percentage of total revenues in the future.


    Provision for Income Taxes. The Company has elected to be treated as a Subchapter S corporation for federal and state income tax purposes. Under Subchapter S, the Company's income has been allocated and taxable to the Company's individual stockholders rather than to the Company. Accordingly, no federal or state income taxes have been provided for in the financial statements. The Company's S corporation status will terminate shortly prior to consummation of the Offering, at which time the Company will become subject to federal and state corporate income taxation as a Subchapter C corporation.

    Upon termination of the Company's S corporation status, the Company will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Had the Company been taxed as a C corporation, the Company would have recorded a net deferred tax liability of approximately $0.4 million as of December 31, 1997. As of December 31, 1997 the Company would have recorded a valuation allowance of $1.8 million, primarily against the net operating loss carryforwards in foreign jurisdictions. Management has concluded that no valuation allowance is required on the domestic net deferred tax assets based on its assessment that current and expected future levels of taxable income are sufficient to realize domestic deferred tax assets. See Note 6 of Notes to Consolidated Financial Statements.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1998 AND 1997

  REVENUES. Total revenues increased 144.5% to $19.9 million for the three months ended March 31, 1998 from $8.1 million for the three months ended March 31, 1997.


    Product License Revenues. Product license revenues increased 201.9% to $14.3 million for the three months ended March 31, 1998 from $4.7 million for the three months ended March 31, 1997, representing 71.8% and 58.1% of total revenues for the three months ended March 31, 1998 and 1997, respectively. The significant increases in product license revenues were due to growing market acceptance of the Company's software products and continued expansion of the Company's sales and marketing organization.


    Product Support Revenues. Product support revenues increased 64.8% to $5.6 million for the three months ended March 31, 1998 from $3.4 million for the three months ended March 31, 1997, representing 28.2% and 41.9% of total revenues for the three months ended March 31, 1998 and 1997, respectively. The increase in the dollar amount of product support revenues was primarily due to the increase in the number of DSS licenses sold. However, product support revenues decreased as a percentage of total revenues during these periods primarily due to the transition of the Company's business from a provider of consulting services to a provider of software products.

    International Revenues. The Company recognized $4.2 million and $1.3 million of international revenues in the three months ended March 31, 1998 and March 31, 1997, representing approximately 20.9% and 16.3% of total revenues, respectively.

  COSTS AND EXPENSES


    Cost of Product License Revenues. Cost of product license revenues increased to $0.5 million for the three months ended March 31, 1998 from $0.4 million for the same period ended March 31, 1997, representing 3.8% and 7.5% of total product license revenues, respectively. The increase in the Company's cost of product licenses was directly attributable to the increases in the Company's product license revenue, coupled with the amortization of capitalized software. The total cost of product license revenues as a percentage of revenues decreased during the first quarter of 1998 from the same period in 1997, due to economies of scale realized by producing larger volumes of product materials and an increasing number of customers reproducing licenses at their sites.

    Cost of Product Support Revenues. Cost of product support revenues increased to $3.2 million for the three months ended March 31, 1998 from $1.8 million for the same period ended March 31, 1997, representing 56.3% and 52.8% of total product support revenues, respectively. The increase in the Company's cost of product support revenues in 1998 was primarily due to the increase in the number of personnel providing consulting, training, and telephone support to customers and to the training and related costs associated with increasing personnel levels.


    Sales and Marketing Expenses. Sales and marketing expenses increased to $10.8 million for three months ended March 31, 1998 from $5.3 million for the same period ended March 31, 1997, representing 54.4% and 65.0% of total revenues, respectively. The increase in sales and marketing expenses in 1998 was primarily due to increased staffing as the Company established new international sales offices and expanded its existing direct sales force, and to a lesser extent, increased commissions to sales representatives as a result of increased sales of software licenses and increased promotional activities relating to the announcement of certain product enhancements or releases. The Company believes that in light of the relatively long sales cycle associated with decision support solutions and the recent emergence of the industry, it is critically important to gain market share among high-end customers. The Company has invested and will continue to invest heavily in sales and marketing in order to create better market awareness of the value-added potential of DSS products and to acquire market share.


    Research and Development Expenses. Research and development expenses increased to $2.1 million for the three months ended March 31, 1998 from $0.7 million for the same period ended March 31, 1997, representing 10.5% and 9.0% of total revenues, respectively. The increases in research and development expenses were primarily due to additional hiring of research and development personnel. The Company expects that research and development expenses will continue to increase in dollar amount as the Company continues to invest in developing new products, applications and product enhancements. In 1997, in accordance with SFAS No. 86, the Company capitalized research and development costs due to the significant increase in product development activities associated with the version 5.0 release of the Company's DSS software product line. As a result, the Company capitalized $0.4 million of research and development costs during the three months ended March 31, 1997. During the three months ended March 31, 1998, in accordance with SFAS No. 86, the costs incurred between the establishment of technological feasibility and general availability of the Company's products were not material and therefore have not been capitalized.


     General and Administrative Expenses. General and administrative expenses increased to $2.6 million for the three months ended March 31, 1998 from $0.9 million for the same period ended March 31, 1997, representing 12.9% and 11.0% of total revenues, respectively. The increase in the dollar amount of general and administrative expenses was primarily the result of increased staffing and related costs associated with the growth of the Company's business during these periods.


    Provision for Income Taxes. The Company has elected to be treated as a Subchapter S corporation for federal and state income tax purposes. Under Subchapter S, the Company's income has been allocated and taxable to the Company's individual stockholders rather than to the Company. Accordingly, no federal or state income taxes have been provided in the financial statements. The Company's S corporation status will terminate shortly prior to consummation of the Offering, at which time the Company will become subject to federal and state corporate income taxation as a Subchapter C corporation.


    Upon termination of the Company's S corporation status, the Company will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

RECENTLY ISSUED ACCOUNTING STANDARDS


  As of March 31, 1998, the Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which requires additional disclosures with respect to certain changes in assets and liabilities that previously were not required to be reported as results of operations for the period, and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements.

QUARTERLY FINANCIAL RESULTS

  The following tables set forth the unaudited consolidated statement of operations data for the eight quarters ended March 31, 1998, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. This data has been derived from unaudited interim consolidated financial statements that, in the opinion of management, have been prepared on a basis consistent with Consolidated Financial Statements contained elsewhere herein and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors--Potential Fluctuations in Quarterly Operating Results."


                                                              THREE MONTHS ENDED
                          -------------------------------------------------------------------------------------------
                          JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31,
                            1996       1996          1996       1997      1997       1997          1997       1998
                          -------- ------------- ------------ --------- -------- ------------- ------------ ---------
                                                    (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues:
 Product licenses.......   $3,975     $4,500       $ 4,696     $ 4,731   $8,134     $10,545      $13,191     $14,282
 Product support........    1,578      1,870         1,898       3,406    3,741       4,206        5,603       5,613
                           ------     ------       -------     -------   ------     -------      -------     -------
 Total revenues.........    5,553      6,370         6,594       8,137   11,875      14,751       18,794      19,895
                           ------     ------       -------     -------   ------     -------      -------     -------
Cost of revenues:
 Product licenses.......      233        269           333         357      396         434          454         538
 Product support........    1,008      1,151         1,195       1,799    2,059       2,462        3,155       3,163
                           ------     ------       -------     -------   ------     -------      -------     -------
 Total cost of
  revenues..............    1,241      1,420         1,528       2,156    2,455       2,896        3,609       3,701
                           ------     ------       -------     -------   ------     -------      -------     -------
Gross margin............    4,312      4,950         5,066       5,981    9,420      11,855       15,185      16,194
Operating expenses:
 Sales and marketing....    2,789      3,634         4,663       5,292    7,036       7,872       10,268      10,828
 Research and
  development...........      617        874           910         735      915       1,487        1,912       2,092
 General and
  administrative........      664        980         1,482         895    1,270       1,998        2,389       2,563
                           ------     ------       -------     -------   ------     -------      -------     -------
 Total operating
  expenses..............    4,070      5,488         7,055       6,922    9,221      11,357       14,569      15,483
Income (loss) from
 operations.............      242       (538)       (1,989)       (941)     199         498          616         711
Interest income.........      --           1            11         --        17          37           40          47
Interest expense........      (24)       (20)          (56)        (61)     (93)        (48)        (131)       (237)
Other income (expense),
 net....................      --        (117)          137          (1)      (1)         (1)          (9)         21
                           ------     ------       -------     -------   ------     -------      -------     -------
Net income (loss).......   $  218     $ (674)      $(1,897)    $(1,003)  $  122     $   486      $   516     $   542
                           ======     ======       =======     =======   ======     =======      =======     =======
PERCENT OF TOTAL
 REVENUES:
Revenues:
 Product licenses.......     71.6%      70.6%         71.2%       58.1%    68.5%       71.5%        70.2%       71.8%
 Product support........     28.4       29.4          28.8        41.9     31.5        28.5         29.8        28.2
                           ------     ------       -------     -------   ------     -------      -------     -------
 Total revenues.........    100.0      100.0         100.0       100.0    100.0       100.0        100.0       100.0
                           ------     ------       -------     -------   ------     -------      -------     -------
Cost of revenues:
 Product licenses.......      4.2        4.2           5.1         4.4      3.3         2.9          2.4         2.7
 Product support........     18.2       18.1          18.1        22.1     17.3        16.7         16.8        15.9
                           ------     ------       -------     -------   ------     -------      -------     -------
 Total cost of
  revenues..............     22.4       22.3          23.2        26.5     20.6        19.6         19.2        18.6
                           ------     ------       -------     -------   ------     -------      -------     -------
Gross margin............     77.6       77.7          76.8        73.5     79.4        80.4         80.8        81.4
Operating expenses:
 Sales and marketing....     50.2       57.0          70.7        65.0     59.3        53.4         54.6        54.4
 Research and
  development...........     11.1       13.7          13.8         9.0      7.7        10.1         10.2        10.5
 General and
  administrative........     12.0       15.4          22.5        11.0     10.7        13.5         12.7        12.9
                           ------     ------       -------     -------   ------     -------      -------     -------
 Total operating
  expenses..............     73.3       86.1         107.0        85.0     77.7        77.0         77.5        77.8
Income (loss) from
 operations.............      4.3       (8.4)        (30.2)      (11.5)     1.7         3.4          3.3         3.6
Interest income.........      --         --            0.2         --       0.1         0.2          0.2         0.2
Interest expense........     (0.4)      (0.3)         (0.8)       (0.7)    (0.8)       (0.3)        (0.7)       (1.2)
Other income (expense),
 net....................      --        (1.8)          2.1         --       --          --           --          0.1
                           ------     ------       -------     -------   ------     -------      -------     -------
Net income (loss).......      3.9%    (10.5)%       (28.7)%     (12.2)%     1.0%        3.3%         2.8%        2.7%
                           ======     ======       =======     =======   ======     =======      =======     =======

  The Company's operating results have in the past and are likely in the future to vary significantly from quarter to quarter as a result of a number of factors, including the size and timing of significant orders, the timing of new product announcements, changes in pricing policies by the Company and its competitors, market acceptance of decision support software generally and of new and enhanced versions of the Company's products in particular, the length of the Company's sales cycles, changes in operating expenses, personnel changes, the Company's success in expanding its direct sales force and indirect distribution channels, the pace and success of international expansion, delays or deferrals of customer implementation and foreign currency exchange rates. Fluctuations in operating results may in turn produce fluctuations in annual revenues and operating results.

  The Company's product revenues are not predictable with any significant degree of certainty. Historically, the Company has typically recognized a substantial portion of its revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. Even minor delays in booking orders may have a significant adverse impact on revenues for a particular quarter. To the extent that delays are incurred in connection with orders of significant size, the impact will be correspondingly greater. Moreover, the Company currently operates with virtually no order backlog because its software products typically are shipped shortly after orders are received. As a result, product license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Product license revenues are also difficult to forecast because the market for the Company's products is rapidly evolving, and the sales cycles, which may last many months, vary substantially from customer to customer. The sales cycle is subject to a number of factors over which the Company has little or no control, including customers' budgetary constraints, the timing of budget cycles, concerns about the introduction of new products by the Company or its competitors and potential downturns in general economic conditions, which may be associated with reductions in demand for management information systems. See "Risk Factors--Lengthy Sales and Implementation Cycles." Product support revenues depend in substantial part on maintenance revenues from existing customers, and to the extent that existing customers do not require ongoing maintenance, revenues would be adversely affected. Seasonal factors may also impact revenue trends as, for example, European sales may tend to be relatively lower during the summer months than during other periods.

  In light of the planned expansion of the Company's business, the Company anticipates substantial increases in operating costs and expenses, including costs and expenses to be incurred in connection with expansion of its technical support, research and development and sales and marketing organizations. Substantial resources are also expected to be devoted to expansion of indirect sales channels and international operations. The Company's operating expenses are budgeted on anticipated revenue trends, and achieving expense reductions (or even reductions in the rate of expense growth) may not be possible in the short term, irrespective of whether actual revenue growth is commensurate with the budgeted growth on which expense levels are based. As a result, variations in the timing and amounts of revenue could have a material adverse effect on the Company's quarterly operating results.

  Based upon all of the factors described above, the Company believes that its quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of its operating results are not necessarily meaningful and that, in any event, such comparisons should not be relied upon as indications of future performance. Furthermore, it is possible that in some future quarters the Company's operating results will fall below the expectations of the Company, market analysts and investors. In such event, the price of the Class A Common Stock would likely be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has primarily financed its operations and met its capital expenditure requirements through cash flows from operations and short- and long-term borrowings. At March 31, 1998 and December 31, 1997, the Company had $2.3 million and $3.5 million, respectively, of cash and cash equivalents.

  Cash flows provided (used) by operations were $5.0 million, $0.9 million and $(0.3) million in 1997, 1996 and 1995, respectively. The increase in cash provided by operations in fiscal 1997 and 1996 was primarily due to an increase in deferred revenue and accounts payable, offset by an increase in accounts receivable and a net operating loss in 1996. The decrease in cash from operations in 1995 was due to an increase in accounts receivable offset by an increase in deferred revenue. Cash used by operating activities for the three months ended March 31, 1998 was $0.9 million as compared to cash provided by operating activities for the three months ended March 31, 1997 which was $0.2 million. The cash used by operating activities for the three months ended March 31, 1998 was primarily due to decreases in accounts payable and accrued liabilities.

  The Company's investing activities used cash of $7.9 million, $1.7 million and $0.5 million in 1997, 1996 and 1995, respectively. For the three months ended March 31, 1998 and 1997, cash used for investing activities was $1.4 million and $1.0 million, respectively. The principal use of cash in investing activities was for capital expenditures related to the acquisition of computer equipment required to support expansion of the Company's operations.

  The Company's financing activities provided cash of $4.6 million, $1.8 million and $1.1 million in 1997, 1996 and 1995, respectively. For the three months ended March 31, 1998 and 1997, cash provided (used) from the Company's financing activities was $1.1 million and $(0.2) million, respectively. The principal source of cash from financing activities has been net borrowings from commercial lending institutions. In December 1996, the Company entered into the Business Loan with a commercial bank. Pursuant to the Business Loan, the Company originally had available a $6.4 million revolving line of credit for general working capital purposes, a $2.0 million revolving line of credit for equipment and, since November 1997, a $2.0 million term loan for equipment. On March 31, 1998, the Company increased the revolving working capital line of credit by $3.0 million to $9.4 million, increased the equipment term loan by $2.0 million to $4.0 million and amended certain of its debt covenants. Borrowings under the Business Loan may not exceed 80% of eligible accounts receivable for the revolving working capital line of credit and 80% of the cost of the asset for the revolving equipment line of credit. The borrowings bear interest at (i) the lender's prime rate or LIBOR plus 2.75% for the revolving line of credit and (ii) for the equipment lines of credit (revolving and term) at the lender's prime rate plus 0.5% or a rate equal to the yield of U.S. Treasury Bonds plus 2.65% for loans with the three-year maturity or 2.85% for loans with a four-year maturity. In addition, borrowings under the Business Loan are collateralized by substantially all of the Company's assets and are partially guaranteed by a stockholder and officer of the Company for up to $2.0 million for all amounts borrowed under the Business Loan in excess of $2.0 million. As of March 31, 1998, $8.9 million were outstanding under the Business Loan. Subsequent to March 31, 1998, the Company had additional net borrowings of $2.6 million under the Business Loan.

  The Business Loan requires the Company to maintain certain financial ratios and to comply with certain other covenants, including financial ratios relating to the following: (i) total liabilities less deferred revenue to consolidated tangible net worth; (ii) cash flow coverage; and (iii) funded debt to earnings before interest, taxes, depreciation and amortization. As of December 31, 1996 the Company was not in compliance with these financial ratios. The Company has received from the lender a waiver for non-compliance with these covenants for 1996 and for each fiscal quarter of 1997. Since December 31, 1997, under the amended Business Loan, the Company has been in compliance with the revised covenants, and the Company expects that it will continue to be in compliance with such covenants in the future. The Company intends to repay all indebtedness outstanding under the Business Loan using a portion of the net proceeds of the Offering; however, in order to preserve flexibility, the Company does not intend to terminate the commitment for the Business Loan. The Company also intends, following completion of the Offering, to enter into negotiations with the lender to amend certain provisions of the Business Loan on more favorable terms. No assurance can be given that the Company will be able to renegotiate more favorable terms of the Business Loan.

  The Company expects to declare and pay the S Corporation Dividend to the Existing Shareholders in the form of the Dividend Notes prior to the termination of the Company's S corporation election, which is expected to occur prior to the consummation of the Offering. The Dividend Notes have (i) a term of one year; (ii) bear interest at the applicable federal rate for debt obligations having a maturity of one year, which was 5.29% as of March 31, 1998, and (iii) are payable in four equal quarterly installments. The Dividend Notes may be prepaid without penalty at any time at the option of the Company. The Company intends to repay the Dividend Notes from cash flows generated from operations, current available cash and cash equivalents, bank borrowings under the Company's Business Loan, and, to the extent that other sources are insufficient for this purpose, from the proceeds of the Offering. See "Dividend Policy."

  The Company believes that the proceeds generated by the sale of Class A Common Stock offered by the Company in the Offering, the available borrowings under the Business Loan and the cash generated internally by operations will satisfy the Company's working capital requirements for the foreseeable future.

                                   BUSINESS

  The following description of the Company's business should be read in conjunction with the information included elsewhere in this Prospectus. This description contains certain forward-looking statements that are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. The Company's actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain of the factors set forth below and elsewhere in this Prospectus.

OVERVIEW

  MicroStrategy is a leading worldwide provider of enterprise DSS software applications and related services. The Company's DSS Suite enables both active and passive delivery of information from large-scale databases, providing Global 2000 enterprise user communities with timely answers to mission-critical questions. MicroStrategy's decision support platform enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence. In addition to supporting internal enterprise users, MicroStrategy's products extend DSS beyond corporate boundaries to customers, partners, and supply chain constituencies through a broad range of pull and push technology such as the Internet, e-mail, telephones, pagers and other wireless communications devices.

INDUSTRY BACKGROUND

  ONLINE TRANSACTION PROCESSING; CONSTRUCTION OF DATA WAREHOUSES. The development of the DSS industry has been made possible by the widespread implementation over the past ten years of online transaction processing ("OLTP") systems which create large volumes of transaction-oriented data. OLTP applications include standardized resource planning packages from vendors such as SAP AG, The Baan Company, Peoplesoft, Inc., Oracle and J.D. Edwards, as well as custom and semi-custom systems which have been created to process transactions such as securities trading, bank deposit withdrawals, airline reservations, mortgage payments, wire transfers, retail sales, credit card payments and telephone billing.

  The transactional data created by OLTP systems is typically detailed and updated regularly, and has a short utility time horizon. In contrast, data required by decision support analysts are typically detailed, summarized and have a lengthy utility time horizon. In order to provide data to decision support analysts, relevant transactional data must often be extracted from OLTP systems, cleansed, encoded, summarized and uploaded into a database known as a data warehouse. Data warehouses have been developed in order to store the vast historical logs of transaction details generated from one or more OLTP applications. Data warehouses are substantially larger than the OLTP databases, as data warehouses contain a broader scope of transaction data spanning longer periods of time. The majority of Global 2000 enterprises have constructed or are constructing data warehouses to serve as an information foundation for analyzing and optimizing their business operations. According to Forrester Research, the size of the decision support component of the data warehouse market will grow at a 35% compound annual rate from $1.1 billion in 1997 to $3.6 billion in 2001.

  THE ENTERPRISE DSS MARKET OPPORTUNITY. The construction of data warehouses from OLTP applications has created the market opportunity for scalable, sophisticated and maintainable DSS applications that are capable of extracting from data warehouses highly useful business information. The mission of DSS applications is different but complementary to that of OLTP applications-- while OLTP enables companies to "do business" by processing transactions that are similar in nature, cost, frequency and complexity, DSS enables companies to "do business better" by allowing rapid, effective and comprehensive data analysis. Using OLTP applications, companies may mail proposals to prospects, bill customers, reverse fraudulent charges or book airline seats. In contrast, using DSS applications, companies may select prospect lists to receive direct mail, allocate inventory to sell to customers, identify potentially fraudulent charges or allocate airline seats among various travel routes. Business analysts often employ DSS applications to translate business questions into database-interpretable queries. DSS applications mathematically process query results to provide the business analyst with insightful answers to their questions. "Enterprise DSS" refers to applications designed to answer questions at all levels of detail, ranging from minute, operational questions to large-scale strategic assessments, targeted at all types of decision makers within an enterprise.

  Enterprise DSS applications help users address critical uncertainties affecting their business by answering highly focused performance questions. These questions vary by industry and examples include:

    Retail. What products or groups of products should be sold? Where? At what price? How much shelf space should be allocated for specific products? How much promotion should each product receive? Which products sell well together? How much inventory should be carried? What are the primary customer characteristics?

    Banking & Finance. Who should be targeted for direct marketing efforts? What products are most likely to appeal to existing customers? How profitable are existing customers? Which customer groups are credit risks? What is the proper pricing strategy for a given set of financial products? How much fraudulent activity is occurring? How efficiently are underwriters and credit officers performing?

    Healthcare. What is the range of outcomes for a given treatment? How frequently is this treatment prescribed? Which drugs, hospitals, doctors, healthplans are most effective? Which patient groups are most at risk? How efficient and effective is a given technique for treating a specific illness?

  The promise of Enterprise DSS is to offer decision makers across a broad range of industries the opportunity to ask and answer mission-critical questions about their businesses using transactional data assets that have been captured but not exploited to their fullest extent.

  FACTORS DRIVING ENTERPRISE DSS DEVELOPMENT. Despite the significant promise of Enterprise DSS applications, until recently a number of technical and cost constraints had impaired development of the DSS market. The increase in electronically captured and stored transactional data, together with recent advances in software, hardware and networking, have converged to help resolve these technical and cost constraints. Factors driving Enterprise DSS development include:

    Increased Electronic Capture of Transactional Data. Electronically-captured data is critical to Enterprise DSS. In industries such as retail, telecommunications, financial services and healthcare, an increasing percentage of customer and supply chain transactions are captured and stored electronically. The rapid growth in the electronic capture of business transactions and the increased availability of related profile data on the parties or products involved in each transaction are providing a rich data foundation for the growth of Enterprise DSS.

    Improved RDBMS Software. Relational database management system ("RDBMS") technology has become accepted as the primary data storage and access platform for Enterprise DSS applications. Traditionally optimized for OLTP applications only, RDBMS technology has been improved specifically for DSS applications. Such improvements have removed many of the database size, manageability and query performance constraints that have traditionally made Enterprise DSS development difficult.

    Improved Price/Performance of Computing and Storage Hardware. The widespread availability of scalable hardware from a variety of server vendors has produced significant improvements in server price and performance. In the early 1990's, building and managing databases of one to five gigabytes of stored data was considered typical. Over the past four years, symmetric multi-processing ("SMP") servers running Unix have achieved commercial acceptance, providing RDBMS vendors with the first non-proprietary hardware platforms capable of supporting enterprise-scale databases which considerably exceed five gigabytes. Based on a survey of 60 companies in the Fortune 1,000 published by Forrester Research, the average data warehouse was 132 gigabytes in 1997 and is expected to grow to 259 gigabytes by 1999. SMP servers have provided the capacity to store, index, aggregate, query and manage these large data volumes, and, because no one hardware vendor controls the market for these servers, the capacity is available on a cost-effective basis. Further developments such as massively parallel processing ("MPP") servers are expected to provide substantial improvements in performance over SMP servers, and are also now becoming commercially available from a wide variety of hardware vendors.

    Improved Networking Protocols and Infrastructure. The emergence of protocols such as TCP/IP, HTML, ActiveX and Java, combined with commercially available servers and browsers supporting these protocols (collectively comprising the infrastructure of the Web), bandwidth, security products, authoring tools, administrative suites, access devices and third party expertise have substantially decreased the cost of deploying multi-user applications such as Enterprise DSS. The corresponding advances in usability, reliability, maintainability and connectivity have accelerated the commercial acceptance of Enterprise DSS by making such deployment less risky, less expensive and less time-consuming for information systems organizations.

  THE EMERGENCE OF NEW DSS APPLICATIONS. Synergies produced by the combination of improved database software, abundant computing power and efficiently connected networks are resulting in a dramatic increase in overall DSS market potential and growth rate. According to IDC, the market for Internet-related Enterprise DSS will grow from $43 million in 1996 to $2.3 billion in 2001, and based on its survey of 60 Fortune 1,000 companies, Forrester Research estimates that 80% of the survey sample will have Web access to the databases by 1999. As these advances converge, the value of DSS applications (and therefore the size of information technology budgets which support their development) is being enhanced by increasing the number of users, the frequency of use and the importance of the information obtained and by transforming under-utilization data into revenue-generating assets, not simply measures for cost control. These advances are also increasing the size of the market by enabling entirely new types of applications to be deployed to new constituencies from the same central data warehouse. In particular, three new classes of DSS applications are becoming factors in the growth of the DSS market.

    Remote DSS. The purpose of Remote DSS applications is to provide information to operational professionals throughout an enterprise and enable them to improve performance on a routine basis. Potential users include managers and other professional staff throughout the sales, marketing, manufacturing, logistics, finance, human resources and technology functions regardless of their geographic location. Although an enterprise rarely has more than a few hundred centralized analysts and executives for any given DSS application, the same enterprise may have thousands of remote enterprise users, spread across dozens, hundreds or even thousands of locations. For example, a Remote DSS application that profiles customers and provides relevant sales information allows account executives located across a business organization to identify problem accounts, discern abnormal trends in their territory and proactively manage sales calls.

    Supply Chain DSS. The purpose of Supply Chain DSS applications is to allow and encourage trading partners to give preferential treatment to one another in exchange for greater certainty and visibility up and down their value chains. In order to obtain the information that enables this visibility and certainty, partners may want to offer more favorable terms, invest more in co-marketing, make available increased levels of supplies, provide more shelf-space or pay higher prices. Potential users include a firm's vendors, distributors, partners, outsourcers, resellers and financing sources. The number of potential Supply Chain DSS users can range from hundreds to tens of thousands. For example, a DSS application that provides access to retail sales information would be valuable to the manufacturers and distributors who stock the shelves within each store. This information can be used to design new products, refine marketing campaigns, develop optimal pricing schemes, rationally allocate inventory and proactively schedule factory production.

    Commercial DSS. The purpose of Commercial DSS applications is to offer customers a new value-added information service that can result in improved pricing, greater market share, longer customer retention or a new revenue stream for the owner of the DSS. Information systems have been successfully bundled with products and services over the past decade, although largely in the context of OLTP applications such as automated teller machines, voice response units and ticketing reservation systems. Those firms in the best position to exploit the opportunities of Commercial DSS include major banks, financial services, healthcare providers, retailers, publishers, utilities and travel service providers all of whom have large volumes of customers who must make intricate decisions on a routine basis. Many of these systems have the potential for hundreds of thousands, or even millions, of users. For example, healthcare providers that use DSS applications to offer outcome analysis for various combinations of patients, treatments, drugs, hospitals and doctors could provide patients with substantial peace of mind, possibly encouraging them to be treated by that provider.

CHALLENGES FACED BY ENTERPRISE DSS DEVELOPERS

  Notwithstanding the market potential for DSS applications, attempts to build and deploy Enterprise DSS applications have traditionally been hampered by a variety of factors, including the following:

  OPTIMAL QUERY GENERATION IS TECHNICALLY CHALLENGING. Although Structured Query Language ("SQL") has been held out as a universal software standard to enable database queries, each RDBMS vendor has added extensions and created a SQL interpreter that favors certain queries. In many cases, the same SQL will not work against two different RDBMSs and in most cases, the same SQL will not be optimal for both. Changes in the RDBMS version, data warehouse design, query profiles or application requirements may require costly and time-consuming revisions to the SQL execution plans. Since RDBMS vendors are constantly seeking to gain competitive advantage for their particular database engine, severe maintenance demands have been imposed on those firms developing their own DSS applications that generate SQL directly against the RDBMS. Certain DSS tools force the designer to "hardwire" application logic directly against the logical database schema, resulting in either a "brittle" solution that may preclude any future enhancements to the database, a "crippled" solution that prevents many types of analysis from being implemented, or a "slow" solution because optimal query response requires dynamic repathing at runtime.

  ADMINISTRATIVE TOOLS ARE LACKING. Companies need to deploy a multitude of applications to a variety of constituencies, each with their own set of security and access privileges. These constituencies need to share the same data and application reporting objects, while using them to perform different tasks. Users also require tools for version control, customer billing, performance management and tuning, usage assessment, application maintenance and mass upgrades. Because the DSS market is relatively new and still developing, many of the administrative tools that are taken for granted in the OLTP market are still missing. Given the lack of management tools, it is quite challenging to scale up a workgroup application meant to serve a small, localized set of users into a family of DSS services.

  END-USER APPLICATION PROTOCOL INTERFACES ("APIS") ARE IN FLUX. Currently, users interact with their DSS applications through a variety of interfaces including: (i) native Windows applications that are tailored to the power-user or analyst; (ii) executive information system ("EIS") interfaces; (iii) printed reports; (iv) Microsoft Excel add-in modules; (v) Web browsers supporting only HTML, Java, Active X or various combinations of these protocols; (vi) custom interfaces constructed in Visual Basic, C++ or other programming languages; (vii) Microsoft Access and (viii) other Microsoft Office applications, such as Word or PowerPoint. The optimal interface is a function of the user, its level of comfort with the DSS application, the client hardware and the client operating system. Since these factors are continually changing, it has been and remains unlikely that any dominant interface will emerge. Accordingly, DSS developers are required to develop applications that are compatible with a number of different APIs, without the emergence of clear standards. This interface flux introduces additional design, development, quality assurance and support requirements into the typical Enterprise DSS project.

  CERTAIN DSS TOOLSETS ARE NOT SCALABLE. A number of DSS vendors have developed OLAP and hybrid OLAP ("HOLAP") database toolsets in an attempt to solve data warehouse design and query generation challenges. In contrast to ROLAP technology, OLAP and HOLAP solutions require the creation of intermediate data caches or proprietary, non-relational databases that provide the basis for their analytical capabilities. These proprietary databases have traditionally been optimized for the type of summary analysis that a financial auditor or executive would find valuable in the context of a planning/budgeting review, and their design reflects explicit trade-offs between performance, simplicity, power and flexibility. Technically, they have been optimized to handle low-cardinality, low-dimensionality data structures. Due to the rapid increase in the size of decision support databases in recent years, the design constraints of OLAP and HOLAP architectures have become increasingly visible. For example, these "solutions" may truncate the range of schema designs (which are the physical and logical models of how the data should be stored within a database), limit data volumes, limit the breadth and richness of a data set and require indexing, consolidating, caching and loading schemes that are prohibitively expensive for Enterprise DSS applications. Published benchmarks of OLAP vendors have seldom attempted to analyze more than one gigabyte of input data. However, market research suggests that the typical data warehouse contains in excess of 100 gigabytes of input data. Thus, while very well suited for solving certain decision support problems, many currently available OLAP toolsets are optimized to analyze datasets which are two orders of magnitude smaller than those required for Enterprise DSS.


  EXISTING DSS TOOLS LACK FEATURES. Multi-dimensional analysis performed on a large, relatively amorphous relational database can prove quite challenging due to the stresses placed on the application server, network and client interface during the analytical process. The tools typically used for DSS application development have been designed to satisfy a lowest common denominator requirement-- making certain assumptions about the volume and nature of the data along with the complexity of analyses in order to simplify the engineering challenges. Most do not allow the designer the ability to articulate the sophisticated queries necessary for granular transaction-level analysis (e.g. fraud detection, market basket analysis, call detail analysis, database marketing, credit analysis, patient outcomes analysis). Others lack object-based development environments, preventing developers from reusing standard application logic. DSS tools may limit the range of dimensionality, attribute richness, hierarchical choices, and filtering options available to the end-user. They may lack advanced analytical capabilities such as rankings ("top 10 vendors by department"), decilings ("bottom quartile of customers in sales"), time-based calculations ("percent change over the same period last year") and multi-dimensional calculations ("product contribution to division profitability"). Many tools also lack sophisticated SQL generators and are forced to rely upon intermediate data caches that are created on the desktop or application server in order to perform their analysis. These caches create network and CPU bottlenecks which prevent the execution of certain queries and slow the performance of the MPP and SMP servers storing the database.


  THE EXISTING RDBMS MARKET IS FRAGMENTED. According to Giga Group, the data warehouse market is fragmented, with no single RDBMS provider having more than a 30% share of the market. Supporting the multiplicity of RDBMS APIs, as well as the Interface APIs, is difficult without incurring significant sacrifices in functionality and scalability. Global 2000 enterprises, VARs, data syndicators, OEMs and system integrators require DSS platforms that run well against RDBMS platforms such as Oracle, Informix, Red Brick, Sybase, Tandem, Teradata, DB2/390, DB2/400 and DB2/UDB from IBM and SQL Server and Access from Microsoft. Providing this portability may not be desirable or even possible for DSS vendors that have a disproportionately large investment in one of the competing RDBMS standards. Even DSS vendors which claim to be "open" often have not invested the resources necessary to provide scalable performance against each of these databases.

  ESSENTIAL ENTERPRISE DSS SERVICES ARE SCARCE. Most RDBMS vendors have tended to design their products for OLTP performance, rather than DSS performance. As the data warehousing market began to grow, the vendors of these products have added features and modified their core products in order to better serve the needs of the DSS user. However, as a database grows in depth and breadth, and the queries become more sophisticated, it has proven increasingly difficult to create high-performance database designs that properly balance performance, functionality and maintainability requirements. Designs can vary based upon the nature of the RDBMS platform, server hardware, network, client hardware, data set, user constituencies and query profile. The complexities of data warehouse design have created a critical, but largely unmet, need for Enterprise DSS services, including: (i) data warehouse design education; (ii) DSS application design education; (iii) end-user DSS usage education; (iv) data warehouse consulting to assist with hardware selection, RDBMS selection, network and database tuning, database design and project management; (v) DSS consulting to assist with metric, filter and report definition and development and (vi) telephone, Web-based and onsite support from professionals that understand Enterprise DSS. Successful Enterprise DSS developers must be able to resolve problems quickly that arise in a heterogeneous environment consisting of multiple hardware servers, database servers, application servers, networks, APIs and client hardware devices from multiple vendors.

THE MICROSTRATEGY SOLUTION

  Through DSS Suite, MicroStrategy offers a comprehensive set of products and services that function as a platform for developing and deploying Enterprise DSS applications. MicroStrategy's software is designed to address the requirements of DSS application developers who are required to create scalable, portable and highly functional systems. DSS Suite frees application developers from the need to divert scarce resources to the technical and system integration challenges that are common across every industry. Instead, developers are able to focus on solving the business critical analytical problems unique to their particular industry. The advantages of DSS Suite include:

  EXTREMELY POWERFUL ANALYTICS TO TRANSACTION-LEVELS OF DETAIL. DSS Suite offers support beyond summary and detail queries to include queries at the most detailed level. This feature is critical to a wide range of applications, including call detail analysis, market basket analysis, fraud detection, credit analysis and campaign management. DSS Suite supports analysis ranging from 10 attributes to 10,000 attributes, as well as support for sophisticated multi-dimensional qualities (for example, weather, loan status or promotional flags) and many-to-many relationships (colors, features). This sophistication allows the creation of granular, transaction-specific DSS applications that provide insight into customer behavior. Examples of the difference between "Summary" and "Detail" questions (which many DSS tools can offer) and "Transaction" level questions (where the Company believes it holds a distinct advantage over its competition) are illustrated below for a typical retailer:

    Summary:         What were sales by department for the month of January?

    Detail: What were sportswear item sales and costs by store for Mondays in January?

    Transaction:     What were sales and costs for the top 5 selling items in
                     January? What were the 5 items most often purchased with each of those items, and what is the typical customer profile of individuals who buy these items by age, gender and income bracket? What percentage of profits are derived from the 5 items associated with our best sellers?

  Applications built with DSS Suite can access volumes of data ranging from a few megabytes to terabytes--the Company's benchmark database for assessing core functionality and scalability is 147 gigabytes. Using DSS Suite, customers of the Company have successfully deployed DSS applications with terabytes of data, thousands of attributes, and billions of rows of detail. This scalability is accomplished with support for VLDB schemes (partitioned snowflakes, multi-facts), a three-tier architecture with support for query governing and asynchronous execution and a relational query engine that intelligently leverages the RDBMS server, thereby avoiding any middle tier or client caching bottlenecks.


  OPTIMIZED SUPPORT FOR ALL MAJOR RDBMS/HARDWARE COMBINATIONS. DSS Suite supports all major RDBMS platforms commonly used for Enterprise DSS with SQL-optimizing drivers that contain hundreds of optimization rules. DSS Suite has been designed to take into account the strengths, weaknesses and idiosyncrasies of each database's SQL interpreter so that queries are made in as efficient a manner as possible. Databases supported by DSS Suite include Oracle, Informix, Sybase, Red Brick, Tandem, Teradata, SQL Server, Access, DB2/390, DB2/400, DB2/UDB, Adabas D, Paradox and Dbase. The databases can be run on platforms that support Unix, MVS, OS400, Windows NT, Windows, Tandem NonStop and OpenVMS and that include hardware from companies such as Tandem, NCR, IBM, Sun, Sequent, HP, Pyramid, SNI, Data General, DEC and SGI. Although the Company's DSS solutions allow the core database component to reside on nearly all enterprise server hardware and operating system combinations (Mainframe, AS/400, Unix, Windows NT, Windows), the Company's application server component currently runs only on the Windows NT operating system. Therefore, the Company's ability to increase sales of its products may depend on the continued acceptance of the Windows NT operating system.

  APPLICATIONS DEPLOYABLE TO MULTIPLE TYPES OF USERS WITH FULL INTERFACE FLEXIBILITY. DSS Suite enables developers to create DSS applications in a modular fashion and to deploy common components across the enterprise in a variety of different forms without redundant coding. The same report logic can be tailored for different constituencies such as non-computer users, company executives, spreadsheet analysts, operations personnel, novices, power users, suppliers, customers and consumers. Applications developed using DSS Suite will simultaneously run the following interfaces: (i) DSS Agent analytical interface on Windows 3.1, Windows 95, Windows NT and OS/2; (ii) DSS Executive information system interface on the Windows platform; (iii) Microsoft Excel on the Windows platform; (iv) Custom applications developed using VBA, Visual Basic, C or C++ combined with DSS Objects on the Windows Platform; (v) Netscape Navigator with various combinations of HTML, Java and ActiveX on all platforms supported by Netscape; and (vi) Internet Explorer with various combinations of HTML, Java and ActiveX.

  SUPPORT FOR LARGE NUMBERS OF USERS IN FLEXIBLE CONFIGURATIONS. The Company's ROLAP technology allows applications built with DSS Suite to be deployed to any number of users, from one to tens of thousands. DSS Suite fully leverages the parallel processing and clustering features of the underlying RDBMS. Applications can be run in the following modes: (i) stand-alone and untethered on a single laptop; (ii) local area network with direct connection to the database server; (iii) wide area network ("WAN") with a high-speed connection to the application server, which in turn connects to the data warehouse server via a slower speed WAN; (iv) Internet via DSS Web and a standard browser; and
(v) remote using DSS Web combined with wireless modems or satellite link-ups. DSS Suite offers a wide variety of features to support international deployment, including modular language support and support for many international character sets.

  FULL RANGE OF SERVICES NECESSARY FOR ENTERPRISE DSS SUCCESS. The Company offers a full range of support services to ensure the success of its customers. During the "proof of concept phase," the Company's consultants assist with application prototyping, infrastructure assessments, feasibility studies and provide overall Enterprise DSS architecture guidance. The Company's educational courses such as "Introduction to DSS and Data Warehousing" provide the customer's information system professionals with a framework for planning and managing the process during this concept stage. During the data warehouse "construction phase," Company consultants provide project oversight and data warehouse design services, while Company educators teach courses such as "Data Warehousing--Data Modeling and Design" to the customer's information system professionals. In order to support the "full-scale development phase," Company consultants assist with end-user requirements analysis, DSS application design, project management and quality assurance. Company educators offer courses in DSS design and development and certify DSS development professionals. During the "deployment phase," Company consultants offer end-user support, system administration, performance tuning and troubleshooting assistance. Company educators teach courses in Enterprise DSS management and administration. Throughout all phases, the Company's support staff provides online support for databases and system utilities over the Web, along with hotline telephone, fax and e-mail support. Company support engineers are fully certified DSS engineers, capable of debugging client/server networks, providing RDBMS configuration and tuning guidance, offering data warehouse design support, DSS application development support, and are fully certified in the installation, configuration and usage of the Company's products. In the event that technical issues cannot be resolved remotely, Company field engineers are dispatched on location to ensure the customer's success in implementing the Company's product.

STRATEGY


  The Company's objective is to become the world's leading provider of DSS products and related services implemented by Global 2000 enterprises. The Company's strategy for achieving this objective includes marketing, technological and sales dimensions:

  MARKETING STRATEGY--CREATE WIDESPREAD DEMAND FOR DECISION SUPPORT
SERVICES. The Company's marketing strategy focuses on communicating the possibilities for value creation that new DSS technology offers to data content owners and other potential users. Organizations that have accumulated substantial data assets are frequently unaware of the "resonance" these data assets may have both within and outside their enterprise--i.e., the extent to which decision makers may benefit from the ability to query and analyze data assets in diverse, sophisticated and spontaneous ways. In other cases, there is a clear latent demand for information, but organizations are unaware that the tools now exist to facilitate the creation of "industrial strength" DSS applications that can satisfy this demand. Accordingly, the Company's marketing strategy is primarily educational, seeking to create demand for DSS applications among the broadest possible set of decision makers, while at the same time providing a clear technology solution to the information technology professionals who are charged with building these applications. The Company believes that the future of decision support is "Query Tone," a cue signaling the availability of information on demand. The Company seeks to position DSS application services as a utility, comparable to water, electricity, telecommunications and radio, to be relied upon daily by individuals in both their professional and personal lives.

  A principal theme of the Query Tone concept involves appealing to the individual's "need to know." The Company believes that Query Tone will ultimately enable knowledge workers to pose questions against databases that they previously had thought were impossible to ask: How loyal are my customers? In which geographic areas are they concentrated? What are their demographic characteristics? How should marketing funds be allocated? To which customers should sales efforts be targeted? Consumers may similarly benefit from Query Tone's interrogatory potential. How much money is in my bank account? What is my stock portfolio worth? Is someone using my credit card fraudulently? Which hospital has the best safety record for elective surgery? Which vacation resorts have the most loyal customer base?

  The Company believes that Query Tone will become as commonplace as the dial tone, the universally recognized cue signaling the availability of communication on demand. The Company believes that Query Tone will provide data content owners with a business opportunity that allows them to differentiate their current offerings, capture new revenue streams, increase market share and ensure the continued loyalty of existing customers.

  TECHNOLOGY STRATEGY--PROVIDE A SCALABLE, SOPHISTICATED AND MAINTAINABLE DSS PLATFORM. The Company's technology strategy is to provide scalable, sophisticated and maintainable solutions that support the RDBMS platforms maintained by the major vendors in the VLDB segment of the data warehouse market, including IBM, Oracle, NCR, Tandem/Compaq, Informix, Sybase and Microsoft. Through its commitment to cross-platform flexibility, the Company is improving its competitive position vis-a-vis larger data warehouse developers by exploiting the reluctance of the major vendors to provide optimal support for each other's platforms and protocols. The Company intends to further differentiate its product offerings by increasing functionality along the key dimensions of: (i) capacity--the volume of information that can be efficiently analyzed; (ii) concurrency--the number of users which can be supported simultaneously; (iii) sophistication--the range of analytical methods available to the application designer; (iv) performance--the response time of the system to user queries; (v) schema flexibility--the range of DSS and OLTP databases which the software is capable of efficiently querying without modification; (vi) maintainability--the ease with which applications can be deployed, modified, upgraded and tuned; (vii) interface flexibility-- the number of interface options and display features supported; and (viii) robustness--the reliability and availability of the software in mission critical environments.

  SALES STRATEGY--ACQUIRE MARKET SHARE AMONG HIGH-VOLUME DATA CONTENT
OWNERS. The Company's sales strategy focuses on building direct sales infrastructure and relationships with indirect channel partners that are each targeted toward acquiring market share among high-volume data content owners both domestically and abroad. The Company believes that in many data-rich industries, including retail, financial services and healthcare, a relative handful of large firms control a disproportionate share of the data assets that have widespread business applications both within those firms and throughout the larger economy. The Company also believes that in light of the relatively long sales cycle associated with acquiring DSS products and the recent emergence of the DSS industry, it is critically important to gain market share with the firms that have "resonant" data assets and that have the highest potential to attract large numbers of decision makers. The Company is aggressively targeting key departments within these firms that can be expected to help spread demand for the Company's DSS solutions across the enterprise as a whole. The Company also is expanding its active consulting practice to enable ongoing customers to maximize the value of their investment, as well as a support function to ensure that current customers have access to the Company's field engineering and tele-support. Finally, the Company is expanding its education program to enhance its potential customers' and channel partners' understanding of the power of DSS applications.

PRODUCTS

  As illustrated by the following diagram, DSS Suite enables the access and analysis of information stored in large relational databases through various access devices. DSS Suite provides the infrastructure and products used to implement three categories of applications: (i) internal corporate information solutions; (ii) business-to-business information solutions; and (iii) business-to-consumer information solutions.


     Windows Off-the-Shelf            Custom Applications             World Wide Web             Consumer Devices
Report Executive SpreadSheets     Vertical-Statistics    Data        HTML Java Activexs       Pager & Fax & E-mail &
      Information Sys.             Applications         Mining                                Phone Printer Web

     DSS Agent                     DSS Objects                       DSS Web                   DSS Broadcaster

                                          DSS Server
     DSS Architect                 Query Engine                               DSS Administrator

                                   RDBMS Optimized for VLDB

  Oracle Sybase Informix           DB2 Teradata                     Red           Tandem            SQL
                                                                    Brick                           Server


  RELATIONAL ONLINE ANALYTICAL PROCESSING SERVER


    DSS Server-High Performance Server for Analysis of Very Large Databases. DSS Server provides multidimensional analysis against MicroStrategy's broad array of supported relational databases, including Oracle, Informix, DB2, Tandem, Sybase, SQL Server, Teradata and Red Brick. In order to optimize DSS application performance, DSS Server also contains MicroStrategy's High Performance Drivers, a set of optimization rules built into MicroStrategy's ROLAP Engine that tunes the SQL generated by DSS Server for superior query performance against the target data warehouse RDBMS. Specifically designed for enterprise and commercial data warehouse applications, DSS Server scales to meet the decision making requirements of thousands of users accessing terabytes of information.

  DSS Server provides a sophisticated array of enterprise-critical management tools such as caching of frequently accessed data sets and query governing to streamline performance and batch job scheduling. DSS Server also has built-in multi-threaded user and queue management for load balancing. With this broad set of management tools, organizations have the flexibility to tailor their DSS architecture to work optimally within their business environment.

  DSS Server also has the capability to create dynamic relational data marts to create summary tables within the data warehouse for improved performance and to pull subsets of the data warehouse into another relational data store for focused analysis.

  LARGE-SCALE DEPLOYMENT SERVERS

    DSS Web--Interactive Analysis Environment for the World Wide Web. DSS Web extends information access and analysis capabilities of DSS Server to any Internet- or intranet-connected user with a Web browser. Using the DSS Web infrastructure, corporations can rapidly implement systems that allow local and remote users to develop and access business reports that contain information from a relational database.

    DSS Web provides a broad array of options for viewing information sets, such as spreadsheet grids and a wide variety of graphs. Through DSS Web's exception reporting capabilities, users receive key elements of a report in easily interpretable, plain English messages. DSS Web also allows users to drill dynamically to a lower level of detail to view the underlying information or to create and save new analyses. For sensitive information, DSS Web's security plug-ins allow businesses to extend the standard security functionality with additional user authentication routines.

    DSS Web includes an interface API that allows businesses to customize, integrate and embed DSS Web functionality into other applications. For example, a data syndicator for healthcare information could utilize DSS Web with a customized interface to sell access to this information to HMOs, hospitals, and pharmacies.


    DSS Broadcaster--Personalized Information Broadcast Server. DSS Broadcaster, which commenced Beta testing in February 1998, is a powerful information broadcast server designed to be capable of delivering personalized messages to many thousands of recipients via e-mail, fax, pager and mobile phone. DSS Broadcaster will send personalized information to subscribers at pre-defined intervals when business metrics exceed pre-defined thresholds. Continually monitoring business conditions ensures that the appropriate information is delivered when it is required. DSS Broadcaster's support for consumer devices delivers information where it is most convenient, improving productivity by eliminating the need for users to actively log onto a dedicated information analysis application.


    DSS Broadcaster will provide both a platform for distributing information throughout the corporate enterprise and an infrastructure to implement information products and services over the Internet to target a broader community. For example, a retailer will be able to offer suppliers a subscription to a set of services that delivers product performance information to a supplier's fax machine or e-mail.


    DSS Broadcaster will reduce information overload and help security requirements by automatically customizing the contents of broadcast messages for each individual subscriber. Microsoft Excel enclosures and embedded hyperlinks to DSS Web products will provide access to the underlying details for further, interactive analysis.

  ADVANCED ANALYSIS AND APPLICATIONS DEVELOPMENT INTERFACES

    DSS Agent--Desktop Environment for Sophisticated Analysis and
Development. DSS Agent is a desktop product that allows users to ask sophisticated business questions against relational databases. DSS Agent provides a broad range of business reporting views, including spreadsheet grids, a wide variety of graphs, mapping, and presentation-quality report writing. DSS Agent provides an advanced set of analytical capabilities such as rankings, deciles, time-based calculations and multi-dimensional calculations. The information filtering capabilities provided by DSS Agent enable users to specify in plain English precisely which constraints they wish to apply to the targeted information, allowing them to ask questions such as: "What are the sales in Boston on weekends in June for customers who are single, earn more than $30,000 per year and increased their purchases by 15% over last year?" Once users have run a business report, DSS Agent provides capabilities for analytical follow-up such as successively interjecting new information into the report, and drilling throughout the user's business information. DSS Agent's intelligent agents and alerts also allow users to take actions by automatically scanning the data warehouse and highlighting exception areas.

    DSS Agent's filtering, reporting and analytical capabilities provide users with the ability to scan through transaction-level detail in their data warehouse and perform sophisticated market basket analyses. Through DSS Agent's ability to build a sophisticated analytical report, users can understand what products sell well together and whether or not that combination of product sales is more or less profitable than the average market basket of products sold. All reports and analyses developed with DSS Agent can be distributed via the Internet with DSS Web and by e-mail, fax, pager, and mobile phone with DSS Broadcaster. The sample retail report in the figure below illustrates DSS Agent's powerful reporting capabilities.

               [GRAPHIC ILLUSTRATION OF A SAMPLE RETAIL REPORT]

    DSS Objects--API for Custom Application Development. DSS Objects is a development tool for building customized applications on top of DSS Server. Specialized applications (such as forecasting, category management, scenario analysis, and budgeting) and applications that tightly integrate DSS with OLTP are easily developed in Visual Basic, VBA, Delphi, and Visual C++. DSS Objects allows systems integrators, VARs, in-house application developers and vertical solution providers to develop customized ROLAP applications.

  DSS Objects also is packaged with an Excel Add-In that enables ROLAP analyses to be conducted directly within Microsoft Excel for those end-users who wish to use Excel as their analytical front-end interface. The

Excel Add-In allows users to run reports against the data warehouse and conduct follow-on analyses on that data through the use of the drill everywhere capabilities included in the Excel Add-In.

  APPLICATION DEVELOPMENT AND MANAGEMENT TOOLS

    DSS Architect--Tool for Rapid DSS Development. DSS Architect is a tool for implementing information analysis applications on top of a relational database. DSS Architect creates a set of business definitions and rules based on the underlying structure of the relational database. Users of applications such as DSS Agent, DSS Objects, DSS Web, and DSS Broadcaster can use these business definitions to ask questions and conduct analysis of information in the database. DSS Architect is highly automated and is based on an open, flexible metadata architecture, which greatly reduces the cost and time required to implement and maintain systems.

    DSS Executive--Object-Based EIS Development Tool. DSS Executive is a design tool for developing EIS or briefing books, that provide high-level users with a series of views that describe their business. Once created, end-users can access briefing books by running DSS Agent in EIS mode. These systems are easily implemented on top of any DSS Agent application by simply compiling sets of analyses into dynamic pages that immediately focus users on their key business drivers.

    DSS Administrator--Management and Monitoring Tools for Enterprise Deployments. DSS Administrator provides a complete set of tools for managing and monitoring large-scale decision support applications. System monitoring capabilities provide the information needed to tune systems for high performance and availability. The user and object management functionality provided by DSS Administrator enables organizations to maintain enterprise systems supporting thousands of users.

    DSS Administrator's Billing module provides the infrastructure needed to implement billing systems for Internet-based information services. The Billing module can be used to track system usage and generate the reports needed to charge users of an Internet-based information service.

CUSTOMER CASE STUDIES

  The following case studies illustrate the application and implementation of the Company's products and related services by certain of the Company's customers.

  HALLMARK. Hallmark is a leader in the greeting card industry.

    Representative Questions. Which type of retail outlets are over-stocked for a particular Hallmark greeting card? Should Hallmark change its marketing campaign strategy before shipping more cards from its distribution center?


    Problem. With over 40,500 domestic retail outlets and 40,000 products, Hallmark faces an enormous challenge in monitoring the inventory of its individual stores. The company's ability to track inventory and to determine which retail outlets are over-stocked or under-stocked for particular greeting cards has important implications with respect to marketing, distribution and development decisions. To address these challenges, Hallmark sought out a software system that would allow managers, product analysts, and high-level executives to access over one billion rows of transaction level and product level data. The company needed a system that could run against a variety of platforms and relational databases, provide a single tool with the capability to build point-of-sale and financial reporting applications, support complex data drilling, and offer an intuitive, easy-to-use executive interface.

    Solution. By combining several different products from DSS Suite, Hallmark created a DSS system that enables Hallmark personnel, from product analysts to high-level executives, to utilize previously inaccessible information. For example, using the system, product managers can quickly analyze detailed point-of-sale data to determine the profitability of new products. By making strategic decisions based on this information, product managers can eliminate poorly selling products from the development cycle. Additionally, reports of actionable trends at the end of each business day provide critical information that managers use to make inventory decisions which help avoid out-of-stock and over-stock situations. As a result, the system has reduced product development time and improved product performance and inventory management.

  LA CAIXA. La Caixa is the largest Spanish financial institution and one of the largest savings banks in Europe.

    Representative Questions. How many customers does La Caixa have with current account balances greater than 5 million pesetas? Which customers have at least one credit card and what is the distribution of these customers by age and income?

    Problem. Like many large banks with a diverse customer base, La Caixa prefers to target-market specific products to those groups of customers who, based on demographic and other information, would most likely benefit from such products. In order to achieve this objective, the bank's product managers and financial analysts needed a software system that would enable them to access and analyze approximately one terabyte of detailed customer information, and which was scalable to several terabytes of data. This system had to provide high performance access to La Caixa's existing database, allow for intranet database access to enable executives to analyze predefined reports and offer a low maintenance solution for the company's information technology department.

    Solution. Using DSS Suite, La Caixa enabled more than 250 bank managers to analyze over 15,000 customer characteristics to define market segmentation, understand product profitability, monitor cash flow and analyze the loan risk of customers of the bank's 3,500 branches. Such powerful analytic capabilities have enabled La Caixa to improve the effectiveness of its marketing campaigns and reduce the risk in the personal loans it grants. Additionally, executives now can view high level reports through their intranet interface, creating a cost effective and low maintenance solution.

  SOURCE INFORMATICS, A SUBSIDIARY OF NATIONAL DATA CORPORATION. Source Informatics is a leading data solutions and information provider to the healthcare industry.

    Representative Questions. To what degree was a specific company's market share affected when the patent expired on its most successful drug? Who are the top 100 prescribers of Amoxicillin in Manhattan?

    Problem. Source Informatics collects information on approximately 130 million claims per month from a number of the largest pharmacies across the United States and on 2.8 billion prescriptions from 893,000 doctors. In the past this information was distributed through a limited number of channels to a narrow set of large pharmaceutical companies. As a result, Source Informatics was not utilizing the full potential of its data warehouse. The Web made it possible to allow new mass markets to access the information in its data warehouse. In order to realize this possibility, National Data needed to implement a system that would deploy a multitude of analytical applications to a large number of customers simultaneously, where each of these customers requires a different set of security and access privileges. Such a system had to analyze multi-terabytes of data, handle many concurrent users and provide the high levels of customized analytic complexity.

    Solution. Source Informatics looked to the Company's DSS Suite, particularly DSS Web, to develop and implement a creative solution to its problem. The diagram below illustrates how the Company addressed Source Informatics' needs. Using various components of the DSS Suite, Source Informatics divides its multi-terabyte data warehouse into focused subsets of information which are then offered to specific target markets. Customers who do not need all the raw data now leverage these information subsets via the Web on a subscription or a per-access basis. The DSS Administrator component of the DSS Suite is then used to administer and monitor usage patterns of potentially thousands of users, creating a complete analysis, distribution and maintenance system. As a result, Source Informatics is able to leverage its data warehouse via the Web to reach a larger set of paying customers who can now answer their questions using empirical data.

 [GRAPHIC ILLUSTRATION OF BUILDING A DATA WAREHOUSE AND EXTRACTING FULL VALUE
                     FROM THE DATA WAREHOUSE APPEARS HERE]

PROFESSIONAL SERVICES AND CUSTOMER SUPPORT

  DSS CONSULTING--DATA WAREHOUSE AND DSS IMPLEMENTATION SERVICE. DSS Consulting is dedicated to providing clients with the DSS industry's most focused data warehouse and DSS implementation expertise. The Company's QuickStrike program, a consulting program for organizations who have already committed to a DSS development effort, includes ten working days of consulting provided by an experienced MicroStrategy data warehouse DSS expert at a client's facilities. MicroStrategy consultants contribute to the success of Enterprise DSS projects by providing services such as: (i) DSS application design, development, test and deployment; (ii) data warehouse design, population, development, tuning, and maintenance; (iii) system integration project planning, methodology and audit oversight; and (iv) custom application design, development and implementation methodology for those who wish to develop applications with proprietary interfaces using DSS Objects.

  DSS EDUCATION--DATA WAREHOUSE AND DSS IMPLEMENTATION
METHODOLOGY. MicroStrategy offers training courses to provide current and potential customers with an effective way to learn about decision support systems and data warehousing. These courses have been developed and are taught by senior MicroStrategy consultants with years of experience designing and implementing data warehouses and DSS solutions. MicroStrategy's training curriculum includes: (i) Introduction to DSS and Data Warehousing; (ii) Data Warehousing, Decision Support and the Web; (iii) Advanced DSS Functionality and Architecture; and (iv) Data Warehousing--DSS Modeling and Design.

  DSS SUPPORT--HOTLINE, KNOWLEDGE BASE AND FIELD ENGINEERING
SERVICES. MicroStrategy provides full product implementation cycle support for Enterprise DSS development and deployment through a variety of channels including a Web-accessible knowledge base, a telephone hotline, e-mail and fax. The Company's support engineers are capable of providing client/server configuration assistance, data warehouse design support, DSS application development assistance, RDBMS tuning and configuration assistance and installation, configuration, tuning, and usage support for all of MicroStrategy's products. The Company's support engineers maintain close relationships with the development centers of the major RDBMS providers in order to quickly resolve VLDB performance issues that arise from the interaction between DSS and RDBMS software. In the event that it is not possible to troubleshoot an issue remotely, Company field engineers are available to be dispatched directly to a client site to isolate and solve problems locally. MicroStrategy support personnel are capable of providing mission critical support and will interface on behalf of the customer with the relevant VLDB and RDBMS providers to address incompatibilities, particular to a given configuration, that are impairing the successful deployment of the Company's DSS applications.

  The diagram set forth below illustrates the complete range of the Company's consulting, education and support services.

        FINANCE   HEALTH CARE   RETAIL   TELCO   MEDIA   MANUFACTURING


          Data Warehouse/Decision Support Best Practices Methodology

        ===============================================================

                           MicroStrategy University

                DSS Training     DSS Consulting    DSS Support

Off-Site     On-Site          Partner        Production       Sales         Channels         Field         Tele          VTG
Training     Training      Certification     Consulting     Consulting     Consulting     Engineering     Support     Technologies

Knowledge Transfer                   Implementation                  Maintenance

CUSTOMERS

  MicroStrategy provides DSS products and related services that can support thousands of users in multiple countries, speaking different languages and working with different currencies. MicroStrategy has in excess of 500 customers, spread across a variety of major industries. A representative list of the firms that since December 31, 1995 have purchased over $250,000 of the Company's products and services is as follows:

BANKING & FINANCE          TELECOMMUNICATIONS          CONSUMER PACKAGED GOODS
 Bank of America*           Ameritech                   Borax, US
 Banco Santander            Bell South*                 Brown & Williamson
 Barnett Bank               Concert Management Services CPC Baking
 CIBC                       Hughes Galaxy*              CPC International
 First Data                 MCI*                        Estee Lauder
 First Union*               Pacific Bell*               Hallmark
 First USA Bank             Sprint*                     Heublein
 Freddie Mac*               WorldCom                    MCA Universal*
 GE Capital*                                            Ralston Purina*
 J.P. Morgan               PHARMACEUTICAL & HEALTHCARE  S.C. Johnson Wax*
 La Caixa*                  Cardinal Health


 Royal Trust                Glaxo Wellcome*            TECHNOLOGY
 Societe General            MedPartners                  AC Nielsen*
 The Provident Bank         Merck/Medco*                 NCR
RETAIL                      Premier Healthcare           Oculus AB
 Asda Stores                Warner Lambert*              Perot Systems*
 B & Q*                                                  Software AG*
 Belk Department Stores                                  Tandem Computers*
 Best Buy*                  GROCERY & PHARMACY           Western Digital
 Comet                        American Stores*
 Dayton Hudson*               Associated Food Stores   OTHER
 Eddie Bauer*                 DM--Drogerie Market*       Detroit Edison


 Elder Beerman                CVS Pharmacy*              ESPN/CHILTON
 Federated Systems Group*     Food Lion                  London Electricity
 Kmart*                       Hannaford Bros. Co.*       McDonald's
 Liz Claiborne*               Harris Teeter              Pacific Gas &
 Littlewoods*                 Marsh Supermarkets         Electric
 LCBO                                                    Penn Traffic
 Metro MGI Informatik*      MANUFACTURING & INDUSTRIAL   Price Waterhouse*
 Nieman Marcus                Allied Signal              The SABRE Group*
 Payless Cashways             DuPont*                    U.S. Air Force
 Payless Shoe Source          Exxon Chemical
 ShopKo*
 The Burton Group*            General Motors*          INSURANCE
 Victoria's Secret            Koch Industries            Commercial Union Ins.
 Woolworths*                  Lexmark                    Nationwide Insurance
                              Messer Grieshem            USAA*
                              Monsanto*                  Winterthur
                              Nissan
                              Samsung
                              Shaw Industries
                              Xerox Inc*


* Indicates that customer has purchased in excess of $500,000 in products and services since December 31, 1995.

SALES AND MARKETING


  DIRECT SALES ORGANIZATION. MicroStrategy markets its software and services primarily through its direct sales organization. As of March 31, 1998, the Company had domestic sales offices in Atlanta, Bedminster, Boston, Chicago, Cincinnati, Dallas, Denver, Detroit, Kansas City, Los Angeles, Minneapolis, New York City, San Francisco, Seattle, Tampa and Washington, D.C., and international sales offices located in The Netherlands (Amsterdam), Spain (Barcelona and Madrid), Germany (Cologne), the United Kingdom (London), France (Paris), and Austria (Vienna). The Company is represented by distributors in countries in which it does not have sales offices, including Australia, Brazil, Chile, Columbia, Czech Republic, Finland, Greece, Ireland, New Zealand, Singapore, South Africa, South Korea and Sweden.

  INDIRECT SALES CHANNELS. The Company has entered into relationships with over 80 system integration, application development and platform partners whose products and services are used in conjunction with the Company's. Agreements with these partners generally provide them with non-exclusive rights to market the Company's products and services and allow access to the Company's marketing materials, product training and direct sales force for field level assistance. In addition, the Company offers its partners product discounts. By using indirect sales channels, the Company obtains favorable product recommendations from the leading system integration, application developers and platform partners, thereby increasing MicroStrategy's market coverage. The Company also believes that such indirect sales channels allow it to leverage sales and service resources, marketing and industry specific expertise to expand the Company's user base. The Company is not dependent upon any single third party partner or small group of partners, the loss of which would have a material adverse effect on the Company.

  VALUE-ADDED RESELLERS. VARs who resell DSS Suite bundled with their own Enterprise DSS application and/or syndicated data products include:

RETAIL                      PHARMACEUTICAL             FINANCE
 AC Nielsen                   Concepts Dynamics          American Management
 Consist International        IMS America                 Systems
 FourGen Software             IMS Canada                 Databasics
 ICL Retail Systems           Source Informatics         PaySys
 Intrepid Systems           TELECOM                    CROSS INDUSTRY
 Price Waterhouse             CableData                  Acxiom
 Radiant Systems              Cincinnati Bell            Chilton Research
 Radius Retail                Information Systems        Services
 Retek Systems              UTILITY                      CIC/MetroMail
 Technology Investments       james + martin             Naviant
                                                         RDI--DW Specialists

  SYSTEM INTEGRATORS. MicroStrategy has also entered into agreements to provide training, support, marketing and sales assistance to a number of system integrators, including:

AMS                         EMS                        PRAGMATEK Consulting
Andersen Consulting         Ernst & Young              Group
Archer Decision Sciences    H.I.T.                     Price Waterhouse
Anubis Solutions            james + martin             Professional Software
Beggsheidt Enterprise Consulting                       Consulting
                            John Galt
CBSI                        Knightsbridge Solutions    ProLink
Clarity Consulting          Lancet Software DevelopmentEIS Pulse
CMS                         Manifest Solutions         Retail Dynamics (RDI)
Computer Sciences Corporation                          RIS Information
                            Marketing Info Systems     Services
Coopers & Lybrand
                            Naviant Technology Solutions
Cornerstone Concepts        NCR                        Revere Group
Database Technologies       NexGen SI                  Shamrock Computer
Decision Support Associates Nichols Research           Resources
Deloitte & Touche           Noblestar Systems          Software AG
DMR/Trecom                  Olympus Group              Stonebridge
Emergent Corporation                                   Technologies
                            Perspective Data Architecture
                                                       Syndicated Technologies
                                                       Virtual Solutions
                                                       Zyga

  PLATFORM PARTNERS. The Company's platform partners consist of firms which co-sell and co-market complementary technology to the same target customer base. These platform partners include IBM, Tandem/Compaq, NCR, Sequent, ICL, Data General, Informatica, Oracle, Informix and Red Brick.

RESEARCH AND PRODUCT DEVELOPMENT

  The Company has made substantial investments in research and product development. The Company believes that its future performance will depend in large part on its ability to maintain and enhance its current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As of March 31, 1998, the Company's research and product development staff consisted of 122 employees. The Company's total expenses for research and development for the three months ended March 31, 1998 and 1997 were $2.1 million and $0.7 million, respectively and for the years 1997, 1996 and 1995 were $5.1 million (excluding $1.9 million of capitalized software costs), $2.8 million and $1.9 million, respectively.

COMPETITION

  The markets for decision support and Internet-based information services are intensely competitive and subject to rapidly changing technology. The Company's most direct competitors in these markets are providers of decision support software, push products, browsers with webcasting functionality, electronic and Internet commerce systems, vertical Internet information systems, wireless communications products, OSPs and event-driven technology. Many of these competitors are offering (or may soon offer) products and services that may compete with the Company's information analysis and soon-to-be-released information broadcasting products. The bases of competition in these markets include volume and type of information accessed, timeliness of information delivery, degree of personalization, range of information delivery media, quality of presentation, price/performance, sophistication of notification events and ease of implementation.

  The Company's competitors in the decision support market fall generally into the following categories: (i) vendors of ROLAP software such as Information Advantage, Inc. and Platinum Technologies Corporation; (ii) vendors of desktop OLAP software such as Business Objects S.A. and Cognos Incorporated; and (iii) vendors of multidimensional OLAP software such as Oracle Corporation, Arbor Software Corporation (which has entered into a strategic relationship with IBM), Seagate and SAS. The Company anticipates continued growth and competition in the decision support software market and the entrance of new competitors into this market in the future. Such new competitors may include Microsoft, which has indicated that it may introduce certain products in 1998 that may overlap to some extent with the functionality of the Company's products.

  Push product vendors such as PointCast, Marimba and BackWeb offer technologies that deliver information over the Internet to recipients via Web-browsers and proprietary interfaces. Vendors of push products are focused generally on the delivery of text-based information, such as news and sports, but often include some level of numeric information such as stock price updates. Moreover, Marimba has entered into technology partnerships that will extend the scope of its offering to include the delivery of information and analysis from relational data sources, which could provide the Company with increased competition.

  Web-browsers with channels or webcasting functionality, such as Microsoft Internet Explorer and Netscape Navigator, provide an infrastructure for automatically updating a set of information on a recipient's computer. Although this infrastructure is used by the Company to enhance the functionality of its DSS Web product line, webcasting and desktop channels offer an alternative information delivery infrastructure to the Company's DSS Broadcaster product line.

  Products and turn-key solutions for electronic commerce, Internet commerce and electronic business, such as those provided by IBM, Open Market, U.S. Web, SVIP and Sun, provide a set of functionality that could be used to implement Internet-based information services. To the extent that these information products sell information and analysis from relational databases they will compete with the Company's products.

  Vertical Internet information systems, including Microsoft Expedia, Microsoft Investor, StockBoss, Microsoft CarPoint, Mercury Mail, TechWeb, ESavers (US Airways, Inc.), C.O.O.L. (Continental Airlines, Inc.), and Internet Travel Network, have developed custom applications and products for the commercialization, analysis and delivery of specific information via the Internet. These systems are generally tailored to a particular application and built in a fashion that is difficult to leverage into other applications. These systems represent competition, in that they provide similar functionality to applications developed using the Company's products.

  Wireless communications and messaging providers, such as AT&T, Nextel, Sprint, MCI, WorldCom, Tridium, PageNet and SkyTel, offer a variety of alpha enabled mobile phones and pagers. It is possible that these companies will implement custom-developed information services for consumers of their mobile phones and pagers that will compete with applications using the Company's products and services.

  OSPs include companies such as America Online, MSN, Prodigy, @Home and WebTV (acquired by Microsoft) that provide text-based content, such as news and sports, over the Internet and on proprietary online services. The potential exists for these companies to implement applications that overlap with the functionality provided by the Company.

  Providers of event notification systems include companies such as TIBCO, which markets a product that monitors stock tickers and notifies subscribers when preset thresholds are crossed, Clarify; which handles loan applications with a financial system developed by SAP AG; BEA Systems, which provides middleware; and Vitria Technology, which provides event-based workflow software. The systems for event-driven notification provided by these companies at present and in the future may result in technology that overlaps with that provided by the Company.

  The Company believes that it differentiates itself from other industry participants by offering comprehensive support for all significant relational database platforms. If a single vendor wins a substantial share of the relational database market, the Company may find it more difficult to differentiate its offerings from its competitors, which may materially adversely affect the Company's business, operating results and financial condition.

  Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, or greater name recognition than the Company. In addition, many of the

Company's competitors have well established relationships with current and potential customers and extensive knowledge of the data warehouse industry. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than can the Company. Increased competition may result in price reductions, reduced gross margins and loss of market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition. See "Business--Competition."

  Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of the Company's prospective customers. The Company's current or future indirect channel partners may establish cooperative relationships with current or potential competitors of the Company, thereby limiting the Company's ability to sell its products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could have a material adverse effect on the Company's margins and its ability to obtain maintenance revenues for new and existing product licenses on favorable terms.

INTELLECTUAL PROPERTY AND LICENSES

  The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses rather than sells its software and requires licensees to enter into license agreements which impose certain restrictions on licensees' use of the software. In addition, the Company has made efforts to avoid disclosure of its trade secrets, including but not limited to requiring those persons with access to the Company's proprietary technology and information to enter into confidentiality agreements with the Company and restricting access to the Company's source code. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company presently has no patents or patent applications pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.


  Generally, the Company's products are licensed through "named-user licenses," under which only one identified user may access the product for each "named-user" license fee paid. A user is an individual to whom a licensee has assigned an identification number for purposes of tracking use of a product and who is under an obligation to the licensee to protect any confidential information of the Company. Under its standard software license agreement, the Company has the ability to request certified statements of records regarding identification numbers in particular, and use of the products in general, once per year, and has the right to audit use of the products at least once per year. Copying of products and documentation is limited to the number of users for whom license fees have been paid.

  There can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

EMPLOYEES


  As of March 31, 1998, the Company had a total of 676 employees, of whom 521 were based in the United States and 155 based internationally. Of the total, 248 were engaged in sales and marketing, 122 in product development, 197 in professional services and 109 in finance, administration and corporate operations. The Company's future performance depends in significant part upon the continued service of its key management personnel, none of whom is bound by an employment agreement. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success also depends on its continuing ability to attract, train and retain highly qualified technical, sales, service, marketing and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key personnel in the future. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

  The Company believes that effective recruiting, education, and nurturing of human resources is critical to its success and has traditionally made substantial investments in these areas in order to differentiate itself from its competition, increase employee loyalty and create a culture conducive to creativity, cooperation and continuous improvement. These measures include:

  PROFESSIONAL EDUCATION. All newly hired professionals complete a professional orientation course that ranges from 4-8 weeks long presented by "MicroStrategy University," the Company's in-house education function. The curriculum consists of lectures, problem sets and independent and group projects, covering data warehousing, Enterprise DSS, MicroStrategy's products, the Company's competitors and customers. Certain lectures also deal with general business practices, ethics and teamwork. At the end of this training, students must pass a number of oral and written examinations in order to begin their assignments. Following this introductory course, veteran employees normally complete at least two weeks of continuing professional development each year. Course content for MicroStrategy University is created by the most experienced members of the professional staff, who generally have an annual obligation to create "expert content" based upon the best practices they have most recently observed in the field. This expert content is then used to upgrade and revitalize the Company's education, consulting, support, technology and marketing operations.

  COMPANY DAYS. Each quarter, the Company invites the entire employee base together for knowledge transfer within functions, across functions and across geographic boundaries. These events are generally built around a set of company-wide meetings and breakout sessions, but they also have particular cultural themes. These events include: the "Company Retreat," which allows employees to network with colleagues in an informal setting and which traditionally has consisted of a Company-sponsored cruise; "University Week," which focuses on continuing professional development along with the creation and codification of industry-best practices; "Friends and Family Weekend," during which the Company sponsors a weekend-long open house and plays host to immediate and extended family, as well as significant others of employees; and "Customer and Partner Festival," where the Company's business partners and customers are encouraged to mix with the employee base in order to exchange information and strengthen the firm's ties to the marketplace. The Company believes that its "Company Day" events are long-term investments which will, over time, result in superior productivity, morale, and loyalty among the employee base, and the Company expects to continue to engage in these activities in the future.

FACILITIES


  The Company's principal offices currently occupy approximately 79,000 square feet in Vienna, Virginia pursuant to multiple leases which expire between July 1998 and February 2001, and the Company has recently signed a four year lease commencing in June 1999 for approximately 66,000 additional square feet in the Vienna area. In addition, the Company also leases sales offices domestically in the metropolitan areas of Atlanta, Bedminster, Boston, Chicago, Cincinnati, Dallas, Detroit, Los Angeles, Minneapolis, New York City, San Francisco, Seattle and Washington, D.C. and internationally in Amsterdam, Barcelona, Cologne, London, Madrid, Milan, Paris and Vienna. The Company believes that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

  On April 6, 1998, the Company filed two lawsuits in Virginia Circuit Court against Strategic Decisions, Inc. ("SDI") shortly before an earlier action filed by SDI against the Company in the United States District Court in Ohio was voluntarily dismissed. The Company asserted claims for damages for breach of contract and claims for injunctive relief to enforce the provisions of the contract, which involved the marketing and sale by MicroStrategy of a category management product line developed in conjunction with SDI. The Company also sought a declaratory judgment regarding, among other things, the Company's joint ownership of the category management product line under the terms of the agreement. SDI asserted counterclaims, including a claim for damages and a declaration that it retained a joint ownership interest in the Company's product line upon termination of the agreement. The Company expects that it will prevail on its claims against SDI and believes that, although discovery has recently commenced, SDI's counterclaims are either without merit or the Company has meritorious defenses to such counterclaims. As a result, the Company believes that these matters will not have a material adverse effect on the Company's business, operating results or financial condition.

  From time to time, the Company may be involved in other litigation that arises in the normal course of its business operations. As of the date of this Prospectus, the Company is not presently a party to any such other litigation that the Company believes could reasonably be expected to have a material adverse effect on its business or results of operation.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is certain information concerning members of the Board of Directors and executive officers of the Company:

 NAME                 AGE POSITION
 ----                 --- --------
                          President, Chief Executive Officer and Chairman of
 Michael J. Saylor...  33 the Board of Directors
                          Executive Vice President, Chief Operating Officer and
 Sanju K. Bansal.....  32 Director
 Eduardo S. Sanchez..  41 Vice President, International Operations
 Stephen D. Foley....  38 Vice President, Sales
 Stephen S. Trundle..  29 Vice President, Technology
 Mark S. Lynch.......  35 Vice President, Finance and Chief Financial Officer
 Charles A. Veley....  32 Vice President, Corporate Development
 Ralph S. Terkowitz..  47 Director
 Frank A. Ingari.....  48 Director

  Michael J. Saylor has served as President, Chief Executive Officer and Chairman of the Board of Directors since founding the Company in November 1989. Prior to joining the Company, Mr. Saylor was employed by E.I. du Pont de Nemours & Company as a Venture Manager from 1988 to 1989 and by Federal Group, Inc. as a Consultant from 1987 to 1988. Mr. Saylor received an S.B. in Aeronautics and Astronautics and an S.B. in Science, Technology and Society from the Massachusetts Institute of Technology.

  Sanju K. Bansal has served as Executive Vice President and Chief Operating Officer since 1993 and was previously Vice President, Consulting since joining the Company in 1990. He has been a member of the Board of Directors of the Company since September 1997. Prior to joining the Company, Mr. Bansal was a consultant at Booz Allen & Hamilton, a worldwide technical and management consulting firm, from 1987 to 1990. Mr. Bansal received an S.B. in Electrical Engineering from the Massachusetts Institute of Technology and an M.S. in Computer Science from The Johns Hopkins University.

  Eduardo S. Sanchez has served as Vice President, International Operations since July 1997. From 1994 to 1997, he served as Managing Director, European Operations and prior to that as Senior Manager, U.S. Consulting since joining the Company in 1992. Prior to joining the Company, Mr. Sanchez was a manufacturing consultant in Europe, the United States, South America and Japan. Mr. Sanchez received an M.S. in Systems Engineering from George Mason University and a B.S. in Electrical Engineering from the University of La Plata in Argentina.

  Stephen D. Foley has served as Vice President, Sales since October 1997. From March 1997 to October 1997, he served as Vice President, Sales for Diffusion, an information delivery software provider. From 1996 to March 1997, Mr. Foley served as Vice President of Sales for XDB Systems, a database middleware company. From 1994 to 1996, he was Vice President, North American Sales, for Visix, an application development tools company. Prior to joining Visix, Mr. Foley served as Vice President, U.S. Direct Sales for Cognos, a decision support software company, from 1991 to 1993. Mr. Foley received a B.S. in Industrial Organization Psychology from Michigan State University.

  Stephen S. Trundle has served as Vice President, Technology since July 1997 and as Director, Technology from 1994 to 1997. From 1992 to 1994, Mr. Trundle served as a Consultant and then a Senior Consultant with the Company. Prior to joining the Company, Mr. Trundle worked for Bath Iron Works on the Aegis Destroyer program from 1991 to 1992. Mr. Trundle received an A.B. in Engineering and an A.B. in Government from Dartmouth College.

  Mark S. Lynch has served as Vice President, Finance and Chief Financial Officer since September 1997. Prior to joining the Company, Mr. Lynch was Chief Financial Officer for WorldCorp and World Airways from 1996 to 1997, and before that was Vice President, Finance for Intelidata, an electronic commerce firm, from

1991 to 1996. Mr. Lynch has also held several senior accounting positions with KPMG Peat Marwick and Clark Construction Group. Mr. Lynch is a certified public accountant and received a B.S. in Accounting from Penn State and an M.B.A. from George Washington University.

  Charles A. Veley has served as Vice President, Corporate Development since October 1997 and as Director, Corporate Development from 1996 to October 1997. From 1994 to 1996, Mr. Veley was an Account Executive for Cambridge Technology Partners, a client/server system integrator. From 1991 to 1994, Mr. Veley was employed by the Company as Vice President, Sales and Marketing. Prior to joining the Company in 1991, Mr. Veley was an Associate Consultant with the Boston Consulting Group. Mr. Veley received an A.B. in Computer Science from Harvard College.

  Ralph S. Terkowitz has been a member of the Board of Directors of the Company since September 1997. Mr. Terkowitz is Vice President, Technology for the Washington Post Company, a position he has held since 1992. Until February 1996, Mr. Terkowitz was Chief Executive Officer, President and publisher of Digital Ink, an Internet publishing venture that launched, among other ventures, WashingtonPost.com and PoliticsNow. Mr. Terkowitz is a director of Junglee, an Internet startup venture, and was a director of New Century Network, a Web publishing consortium, from its inception until 1998. Mr. Terkowitz received an A.B. in Chemistry from Cornell University and an M.S. in Chemical Physics from the University of California, Berkeley.

  Frank A. Ingari has been a member of the Board of Directors of the Company since October 1997. Mr. Ingari is Chairman of the Board of Directors of Shiva Corporation and was the President and Chief Executive Officer of Shiva Corporation from 1993 to 1997. Mr. Ingari also serves as Chief Executive Officer of Growth Ally, L.L.C., a consulting firm specializing in assisting private technology companies in accelerating their growth. Prior to joining Shiva Corporation, Mr. Ingari was Vice President, Marketing at Lotus Development Corporation. From 1991 to 1992, he served as Chairman of the Board of Directors and Chief Executive Officer of ONTOS, Inc., a supplier of object-oriented database management systems and application development software. Mr. Ingari received a B.A. in Creative Writing and U.S. Foreign Relations from Cornell University.

BOARD OF DIRECTORS


  The Company's Bylaws currently provide that the number of directors shall be fixed by the Board. The Board of Directors has fixed the number of directors at four. The Bylaws provide that directors shall be elected by a plurality vote, with no cumulative voting, at the annual meeting of stockholders. Each elected director holds office for a term of one year or until his successor shall have been duly elected and qualified. Each of the Company's directors has been elected to serve until the Company's 1999 annual meeting of stockholders, or until his successor shall have been duly elected and qualified. The Company plans to hold annual stockholders' meetings in the future for the election of directors.

  The Board of Directors has established a Compensation Committee and an Audit Committee consisting in each case of Messrs. Terkowitz and Ingari. Mr. Terkowitz is the Chairman of the Compensation Committee and Mr. Ingari is Chairman of the Audit Committee. The Compensation Committee will be responsible for making recommendations to the Board concerning salaries and incentive compensation for officers and employees of the Company. The Audit Committee will be responsible for reviewing the results and scope of the audit and other accounting related services.

  Directors do not receive any fees or other cash compensation for serving on the Company's Board of Directors or any committee thereof, but each non-employee director who has served during the prior six month period shall be entitled to receive an option to purchase 5,000 shares of Class A Common Stock on the date of each annual stockholders meeting pursuant to the terms of the Director Option Plan. All directors are reimbursed for their reasonable out-of-pocket expenses arising from attendance of meetings of the Board of Directors, committees thereof or in respect of Company-related business. Mr. Terkowitz and Mr. Ingari, who are not current or former officers of the Company, were granted options to purchase 45,000 shares each of Class A Common Stock under the Director Option Plan described below in connection with their election to the Board of Directors. See "--Stock Option Plans."

EMPLOYMENT AGREEMENTS

  Employees of the Company are generally required to enter into confidentiality agreements prohibiting such employee from disclosing any confidential or proprietary information of the Company. In addition, the agreements generally provide that upon termination such employee will not work for a competitor and will not solicit Company customers and employees for a period of one year. At the time of commencement of employment, the Company's employees also generally sign offer letters specifying certain basic terms and conditions of employment. Otherwise, employees of the Company are not subject to written employment agreements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the fiscal years ended December 31, 1996 and 1997, the Board of Directors had no Compensation Committee. Decisions regarding compensation for 1996 and 1997 were made by the Company's senior management. On a going-forward basis, the Compensation Committee will be responsible for making recommendations to the Board of Directors concerning salaries and incentive compensation (including option grants) for officers and directors of the Company. See "Board of Directors."

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION. The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the other executive officers of the Company who earned more than $100,000 (salary and bonus) for all services rendered in all capacities to the Company during the fiscal year ended December 31, 1997 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE


                                                        LONG TERM COMPENSATION
                                ANNUAL COMPENSATION(1)          AWARDS
                                ---------------------- -------------------------
NAME AND PRINCIPAL POSITION       SALARY      BONUS    SHARES UNDERLYING OPTIONS
---------------------------     ----------- ---------- -------------------------
Michael J. Saylor.............  $   124,000 $   30,000             --
 Chairman of the Board, Chief
 Executive Officer
 and President
Sanju K. Bansal...............      111,667     30,000             --
 Executive Vice President and
 Chief Operating Officer
Eduardo S. Sanchez............      122,300        --           54,000
 Vice President, International
 Operations
Stephen S. Trundle............      100,100        --              --
 Vice President, Technology
Charles A. Veley..............       90,250     50,000             --
 Vice President, Corporate
 Development

--------

(1) With respect to each of the Named Executive Officers, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported for such Named Executive Officer.

  STOCK OPTIONS. The following table contains information concerning the stock option grants made to each of the Named Executive Officers during the fiscal year ended December 31, 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                            POTENTIAL REALIZABLE
                                                                              VALUE AT ASSUMED
                                                                           ANNUAL RATES OF STOCK
                                                                             PRICE APPRECIATION
                                         INDIVIDUAL GRANTS                  FOR OPTION TERM (3)
                         ------------------------------------------------- ----------------------
                          NUMBER OF
                          SHARES OF
                           CLASS A
                           COMMON     % OF TOTAL
                            STOCK      OPTIONS
                         UNDERLYING   GRANTED TO    EXERCISE
                           OPTIONS   EMPLOYEES IN     PRICE     EXPIRATION
NAME                     GRANTED (1)     1997     PER SHARE (2)    DATE        5%         10%
----                     ----------- ------------ ------------- ---------- ---------- -----------
Michael J. Saylor.......      --          -- %        $ --           --    $      --  $       --
Sanju K. Bansal.........      --          --            --           --           --          --
Eduardo S. Sanchez......   54,000        2.03          2.50      9/30/07       32,125     131,118
Stephen S. Trundle......      --          --            --           --           --          --
Charles A. Veley........      --          --            --           --           --          --

--------
(1) The options vest over a five-year period and expire on the tenth anniversary of the date of grant.

(2) The exercise price may be paid in cash or in shares of Class A Common Stock valued at fair market value on the exercise date. All stock options were granted with an exercise price equal to the fair market value of the common stock as determined by the Board of Directors on the grant date using a revenue multiple valuation methodology.

(3) Assumes appreciation at the independently appraised value of the Class A Common Stock of 5% and 10% per year over the ten-year option period as mandated by the rules and regulations of the Securities and Exchange Commission, and does not represent the Company's estimate or projection of the future value of the Class A Common Stock. If the assumed per share offering price of $9.00 had been used to calculate potential realizable value, instead of the independently appraised value, appreciation at an assumed annual rate of 5% and 10% would have resulted in values of approximately $657,000 and $1,126,000, respectively. The actual value realized may be greater or less than the potential realizable values set forth in the table.

  The following table sets forth information concerning option holdings through December 31, 1997 by each of the Named Executive Officers:

                         FISCAL YEAR-END OPTION VALUES

                      NUMBER OF SHARES OF CLASS A
                        COMMON STOCK UNDERLYING            VALUE OF UNEXERCISED
                          UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                            AT YEAR END (1)                   AT YEAR-END (2)
                      -------------------------------    -------------------------
NAME                  EXERCISABLE      UNEXERCISABLE     EXERCISABLE UNEXERCISABLE
----                  -------------    --------------    ----------- -------------
Michael J. Saylor...              --                --     $  --        $   --
Sanju K. Bansal.....              --                --        --            --
Eduardo S. Sanchez..            5,200            74,800    18,200       153,800
Stephen S. Trundle..           20,200            80,800    70,700       282,800
Charles A. Veley....           14,000            56,000    38,500       154,000

--------
(1) "Exercisable" refers to those options which will be vested and exercisable immediately upon completion of the Offering, while "Unexercisable" refers to those options which will be unvested at such time.
(2) Value is determined by subtracting the exercise price from the fair market value of the Class A Common Stock at December 31, 1997 ($4.00 per share), multiplied by the number of shares underlying the options.

STOCK OPTION PLANS


  1996 STOCK PLAN. The Company's 1996 Stock Plan (the "1996 Stock Plan"), as amended, was approved by the Board of Directors and by the stockholders in August of 1997. The 1996 Stock Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting of nonqualified stock options to employees (including officers and employee directors) and consultants. A total of 8,000,000 shares of Class A Common Stock have been reserved for issuance under the 1996 Stock Plan, and options to purchase 5,219,018 shares have been granted as of March 31, 1998 thereunder. To date, substantially all options granted under the 1996 Stock Plan have been designated as incentive stock options. The 1996 Stock Plan is currently administered by the Company's Board of Directors.


  Options granted under the 1996 Stock Plan are not transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all incentive stock options granted under the 1996 Stock Plan must be at least equal to the fair market value of the shares of Class A Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of the shares of Class A Common Stock on the grant date and the maximum term of the option must not exceed five years. The terms of all other incentive options granted under the 1996 Stock Plan may not exceed 10 years.


  Stock options granted under the 1996 Stock Plan generally vest over a five-year period. No portion of an option shall be exercisable, whether or not vested, until the earliest of (i) the closing of an underwritten public offering of the Company's Class A Common Stock, (ii) a change in control of the Company or (iii) 78 months following the date of grant of an option. In the event of a merger of the Company with or into another corporation, each option would be assumed or an equivalent option substituted by the successor corporation. In the event that such successor corporation refuses to assume the option or to substitute an equivalent option, the option shall be deemed exercisable to the extent of the greater of (a) 40% of the number of shares of Common Stock subject to the option and (b) the number of shares then vested immediately prior to the change in control. As of March 31, 1998, no options to purchase shares of Class A Common Stock had been exercised. Options to purchase 5,219,018 shares at a weighted average exercise price of $1.98 per share are currently outstanding under the 1996 Stock Plan and options to purchase 2,780,982 shares of Class A Common Stock remain available for future grants under the 1996 Stock Plan.


  FRENCH PLAN. The 1997 Stock Option Plan for French employees (the "French Plan") was approved by the Board of Directors in March of 1997. The French Plan provides for the granting of options to employees of MicroStrategy France SARL, the Company's French subsidiary. A total of 300,000 shares of Class A Common Stock has been reserved for issuance under the French Plan, and options to purchase 105,000 shares have been granted as of March 31, 1998 thereunder. The French Plan is administered by the Company's Board of Directors. Options granted under the French Plan are not transferable by the optionee other than by will or by the laws of descent and distribution. The exercise price for each option granted under the French Plan shall be 100% of the fair market value of the shares of Class A Common Stock on the date the option is granted and the maximum term of the option must not exceed ten years.

  Stock options granted under the French Plan vest over a five year period with 40% of options vesting on the second anniversary of the vesting commencement date and 20% vesting on each subsequent anniversary. Options issued under the French Plan have the same limitations on exercisability and provisions for vesting upon a merger of the Company as options issued under the 1996 Stock Plan described above.


  1997 DIRECTOR OPTION PLAN. The Company's 1997 Director Option Plan (the "Director Option Plan") was adopted by the Board of Directors and the stockholders in September of 1997. A total of 200,000 shares of Class A Common Stock has been reserved for issuance under the Director Option Plan. The Director Option Plan provides for the grant of nonqualified stock options to non-employee directors of the Company.

  The Director Option Plan provides that each person who becomes a non-employee director of the Company shall, on the date on which the optionee first becomes a director of the Company, be granted an option to purchase 45,000 shares of Class A Common Stock (the "First Option"). On the date of each annual stockholders meeting thereafter, each non-employee director shall be granted an option to purchase 5,000 shares of Class A Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Company's Board of Directors for at least six months prior to the annual meeting. Options to purchase 45,000 shares of Class A Common Stock have been granted to each of Mr. Terkowitz and Mr. Ingari at an exercise price of $2.50 per share. None of such options are presently vested or exercisable.

  The Director Option Plan sets neither a maximum nor a minimum number of shares subject to options that may be granted to any one non-employee director, but does stipulate the method of making a grant. No option granted under the Director Option Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Director Option Plan provides that the First Option shall become exercisable in installments of one-fifth of the shares subject to the First Option on each of the first, second, third, fourth and fifth anniversaries of the date of grant of the First Option, and that each Subsequent Option shall become exercisable in full on the fifth anniversary of its date of grant. The exercise price of all stock options granted under the Director Option Plan shall be equal to the fair market value of the shares of Class A Common Stock on the date of grant of the option. Options granted under the Director Option Plan have a term of 10 years. In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each option will be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not assume outstanding options, the exercisability of all outstanding options shall be accelerated. The Board of Directors may amend or terminate the Director Option Plan, provided, however, that no such action may adversely affect any outstanding option and provided further that the provisions affecting the grant and terms of options may not be amended more than once during any six-month period.


  1998 EMPLOYEE STOCK PURCHASE PLAN. Prior to the closing of the Offering, the Board will submit to the Existing Stockholders, and the Existing Stockholders are expected to approve, an Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 400,000 shares of Class A Common Stock. The Purchase Plan is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended. Under the Purchase Plan, eligible employees may purchase shares of the Company's Class A Common Stock through periodic payroll deductions. The Purchase Plan will be implemented through a series of six month offering periods commencing on each January 1 and July 1 (each an "Offering Period"), except for the initial Offering Period which will begin on the date of the closing of the Offering and end on December 31, 1998. All employees of the Company or its majority-owned subsidiaries who work at least twenty hours per week and more than five months per calendar year are eligible to participate in the Purchase Plan.

  During the first Offering Period, participants may designate not more than 10% of their cash compensation, and in subsequent Offering Periods not more than 10% of their average total compensation, to be deducted each pay period for the purchase of Class A Common Stock under the Purchase Plan. Participants may purchase no more than $15,000 in Class A Common Stock in any one calendar year. The purchase price per share will be 85% of the lesser of the fair market value of the Class A Common Stock on the beginning or end of the Offering Period. Employees may terminate their participation in the Purchase Plan at any time during an Offering Period, but may not alter their rate of payroll deduction for that offering. Participation ends automatically on termination of employment with the Company. The Purchase Plan will terminate no later than December 31, 2002.

                             CERTAIN TRANSACTIONS

EQUITY ISSUANCE, STOCKHOLDER LOANS AND LOAN GUARANTEES

  Effective January 1, 1998, the Company issued a total of 1,401,641 shares of Common Stock to Messrs. Saylor and Bansal to purchase their approximately 21% minority interest in certain of the Company's foreign subsidiaries. As a result of such exchange, each such subsidiary became wholly-owned by the Company. The Company obtained an independent, third-party valuation of the percentage of interests held by Messrs. Saylor and Bansal for purposes of determining the number of shares of Common Stock to be issued, but the Company did not seek or obtain an opinion about the fairness of the transaction to the Company or its stockholders. The transaction was approved by the disinterested members of the Board of Directors. Mr. Saylor received 1,134,662 shares of Common Stock in the exchange and Mr. Bansal received 266,979 shares.

  The Company expects to declare the S Corporation Dividend and pay the Dividend Notes to the Existing Shareholders in the form of the Dividend Notes prior to the termination of the Company's S corporation election, which is expected to occur prior to the consummation of the Offering. The Dividend Notes have (i) a term of one year, (ii) bear interest at the applicable federal rate for debt obligations having a maturity of one year, which was 5.29% as of March 31, 1998, and (iii) are payable in four equal quarterly installments. The Dividend Notes may be prepaid without penalty at any time at the option of the Company. The Company intends to repay the Dividend Notes from cash flows generated from operations, current available cash and cash equivalents, borrowings under the Company's Business, and to the extent that other sources are insufficient for this purpose, from the proceeds of the Offering. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company has on occasion made certain open, non-interest bearing advances to Mr. Saylor and Mr. Bansal. As of December 31, 1997, the Company had advanced Messrs. Saylor and Bansal $113,983 and $50,910, respectively. These advances resulted primarily from the Company paying S corporation taxes for these individuals and other miscellaneous expenses since the Company's inception.

  Mr. Saylor has guaranteed amounts outstanding under the Company's Business Loan to the extent that such amounts exceed $2.0 million. Mr. Saylor's liability under the guarantee is capped at $2.0 million. The guarantee automatically terminates upon the closing of the Offering. Mr. Saylor did not receive any compensation from the Company for providing such guarantee.

STOCK PURCHASE

  On February 28, 1995, Messrs. Sanchez and Trundle purchased 442,408.08 and 294,938.72 shares, respectively, of Common Stock at a price of $0.107 per share, such purchase price to be payable in four installments. Upon the payment of each installment, Messrs. Sanchez and Trundle acquired 25% of the total shares. Installments were paid on February 28, 1995 and each succeeding December 31, with the final installment paid on December 31, 1997.

EXISTING STOCKHOLDERS AGREEMENTS

  The Company has entered into certain agreements with the Existing Stockholders (the "Existing Stockholders Agreements") pursuant to which the Existing Stockholders have consented to (i) the revocation of the Company's S corporation election, (ii) the termination of existing stock purchase agreements and buy/sell agreements between the Company and the Existing Stockholders, (iii) the exchange of all Class A Common Stock owned by the Existing Stockholders for Class B Common Stock and (iv) the execution of tax indemnification and lock-up agreements.

TAX INDEMNIFICATION AGREEMENT

  Pursuant to the Existing Stockholders Agreements, the Company has entered into tax indemnification agreements with the Existing Stockholders ("Tax Indemnification Agreements") which provide for, among other things, the indemnification of the Company by such stockholders for any federal and state income taxes (including interest and penalties) incurred by the Company, if for any reason, the Company is deemed to be treated as a C corporation during any period for which it reported its taxable income as an S corporation. The tax indemnification obligation of the Existing Stockholders is limited to the lesser of (i) the amount of any reduction in their tax liability as a result of any such determination or (ii) the aggregate amount received in distributions from the Company from January 1, 1990 until the S corporation termination date. The Existing Stockholders Agreement also provides for the cross-indemnification by the Company of each Existing Stockholder for any losses or liabilities with respect to certain additional taxes (including interest and penalties) resulting from the Company's operations during the period in which it was an S corporation. Purchasers of Class A Common Stock in the Offering will not be parties to any Existing Stockholders Agreement. See "Termination of S Corporation Election and S Corporation Distribution."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1998 and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each Named Executive Officer and member of the Board of Directors, (iii) by the Selling Stockholders and (iv) by all executive officers and directors as a group.

                              SHARES BENEFICIALLY  NUMBER OF SHARES  SHARES BENEFICIALLY
                                OWNED PRIOR TO      BEING OFFERED   OWNED AFTER OFFERING
                                OFFERING (1)(2)          (1)               (1)(2)
                             --------------------- ---------------- ---------------------
   NAME                        NUMBER   PERCENTAGE      NUMBER        NUMBER   PERCENTAGE
   ----                      ---------- ---------- ---------------- ---------- ----------
   Alcantara LLC (3).......         --      --             --       22,574,662    65.0%
   Michael J. Saylor (4)...  22,574,662    73.1%           --              --      --
   Shangri-La LLC (5)......         --      --             --        4,966,979    14.3%
   Sanju K. Bansal (6).....   5,066,979    16.4%       100,000             --      --
   Thomas P. Spahr (7).....     962,000     3.1%        60,000         902,000     2.6%
   Eduardo S. Sanchez(8)...     452,808     1.5%           --          452,808     1.3%
   Charles A. Veley(9).....     334,000     1.1%           --          334,000     1.0%
   Stephen S. Trundle(10)..     335,339     1.1%           --          335,339     1.0%
   Frank A. Ingari.........         --      --             --              --      --
   Ralph S. Terkowitz......         --      --             --              --      --
   All executive officers
    and directors as a
    group
    (9 persons)(1).........  28,763,788    93.1%       100,000      28,663,788    82.5%

-------

 (1) Shares listed in the table are shares of Class B Common Stock which have ten votes per share, except that 2,000, 10,400, 14,000 and 40,400 shares of Common Stock held by Mr. Spahr, Mr. Sanchez, Mr. Veley and Mr. Trundle, respectively, consist of options to purchase Class A Common Stock, and 60,000 and 100,000 shares of Common Stock held by Mr. Spahr and Mr. Bansal, respectively, consist of shares of Class A Common Stock. Shares held by the executive officers and directors as a group include options to purchase 64,800 shares of Class A Common Stock. Options held by Messrs. Ingari and Terkowitz are to purchase shares of Class A Common Stock; however, none of such options are vested or exercisable within 60 days of March 31, 1998.
 (2) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days after March 31, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Options that would be exercisable within 60 days after March 31, 1998 but for the fact that the Company had not completed its initial public offering as of such date are treated as exercisable within 60 days after March 31, 1998 and are included in this table.

 (3) In connection with the Offering, it is anticipated that Mr. Saylor will transfer his interest in the Company to Alcantara LLC, an entity that is controlled by Mr. Saylor.

 (4) Represents shares of Class B Common Stock that, upon the closing of the Offering, will be held beneficially by Mr. Saylor as a result of his ownership interest in Alcantara LLC.

 (5) In connection with the Offering, it is anticipated that Mr. Bansal will transfer his interest in the Company to Shangri-La LLC, an entity that is controlled by Mr. Bansal.

 (6) Represents shares of Class B Common Stock that, upon the closing of the Offering, will be held beneficially by Mr. Bansal as a result of his ownership interest in Shangri-La LLC.
 (7) Includes 2,000 shares of Class A Common Stock issuable upon exercise of options.
 (8) Includes 10,400 shares of Class A Common Stock issuable upon exercise of options.
 (9) Includes 14,000 shares of Class A Common Stock issuable upon exercise of options.
(10) Includes 40,400 shares of Class A Common Stock issuable upon exercise of options.

                         DESCRIPTION OF CAPITAL STOCK

  The following description is a summary of the Amended and Restated Certificate of Incorporation of the Company (the "Certificate") a copy of which will be filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and which will be incorporated by reference herein.

  As of the date of this Prospectus, the authorized capital stock of the Company will consist of 100,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock and 5,000,000 shares of preferred stock. As of the date of this Prospectus (but giving effect to the Offering), there will be 4,000,000 shares of Class A Common Stock, 30,735,514 shares of Class B Common Stock and no shares of preferred stock outstanding.

COMMON STOCK

  VOTING RIGHTS. Holders of Class A Common Stock are entitled to one (1) vote per share. Holders of Class B Common Stock are entitled to ten (10) votes per share. Holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law or as otherwise expressly specified in the Certificate. The Company, by action of its Board of Directors and the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock and Class B Common Stock, voting together as a class, may increase or decrease the number of authorized shares of any class of capital stock of the Company.

  DIVIDENDS. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate, when and if declared by the Board of Directors, out of legally available funds. The Company may not make any dividend or distribution with respect to any class of Common Stock unless at the same time the Company makes a ratable dividend or distribution with respect to each outstanding share of Common Stock regardless of class. In the case of a stock dividend or other distribution payable in shares of a class of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock and only shares of Class B Common Stock may be distributed with respect to Class B Common Stock, and the number of shares of Common Stock payable per share will be equal for each class.

  SPLIT, SUBDIVISION OR COMBINATION. None of the Class A Common Stock or the Class B Common Stock may be subdivided or combined in any manner unless the other classes are subdivided or combined in the same proportion.

  CONVERSION RIGHTS. Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. Each share of Class B Common Stock shall convert automatically into one share of Class A Common Stock upon its sale, assignment, gift or other transfer, other than a transfer approved in advance of the effectiveness thereof by the holders of a majority of the Class B Common Stock outstanding, voting separately as a class; provided, however, that a transfer effected as a result of the death of the transferor may be approved by the holders of a majority of the Class B Common Stock outstanding, voting separately as a class, within thirty days following such transfer. For purposes of determining whether a transfer has been approved by the holders of a majority of the Class B Common Stock outstanding, the shares for which approval of the transfer is being sought shall continue to be considered outstanding shares of Class B Common Stock and the proposed transferor (or in the case of shares transferred as a result of the death of the proposed transferor, the Executor or similar personal representative of such proposed transferor) shall be entitled to vote on such transfer.

  Notwithstanding the foregoing, (i) these conversion rights shall not apply in the case of a merger or similar transaction by the corporation in which all the outstanding shares of Common Stock of the Company regardless of class are purchased by the acquiror, and (ii) any holder of Class B Common Stock may pledge his shares of Class B Common Stock to a financial institution (the "Pledgee") pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the Pledgee and that, if the Pledgee forecloses or takes similar action, such pledged shares of Class B Common Stock shall be converted automatically into shares of Class A Common Stock; provided, however, that if within five business days after such foreclosure or similar event such converted shares are returned to the pledgor, such shares shall be converted automatically back into shares of Class B Common Stock.

  MERGER. Upon the merger or consolidation of the Company, holders of each class of Common Stock will be entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ only to the extent that the Class A Common Stock and the Class B Common Stock differ as provided in the Company's Certificate.

  LIQUIDATION. Upon any dissolution or liquidation of the Company, the holders of the Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Company available for distribution to stockholders, subject to any preferential rights of any then outstanding Preferred Stock.


  OTHER PROVISIONS. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. The rights of holders of Class A Common Stock and Class B Common Stock are subject to the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue shares of preferred stock from time to time in one or more series. Each series of preferred stock will have the number of shares, designations, powers, preferences and special or relative rights and privileges as may be determined by the Board of Directors, which may include dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The authority of the Board of Directors to issue preferred stock without further action by the stockholders provides flexibility in connection with possible acquisitions and other corporate purposes, but may also result in the issuance of preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock or which could make it more difficult for a third party to gain control of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Class A Common Stock will be American Stock Transfer & Trust Company.

LISTING

  Application has been made to have the Class A Common Stock approved for quotation on the Nasdaq National Market under the trading symbol "MSTR."

CERTAIN ANTI-TAKEOVER, LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

  DELAWARE ANTI-TAKEOVER LAW. The Company is a Delaware corporation that is subject to Section 203 of the Delaware General Corporation Law ("DGCL"). Under
Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such an election), (ii) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder, (iii) upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer) or (iv) the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

  LIMITATION OF OFFICER AND DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS. The Company's Certificate provides that an officer or director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of his fiduciary duty as an officer or director, except in certain cases where liability is mandated by the DGCL. The provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its officers or directors from compliance with federal or state securities laws. The Certificate also generally provides that the Company shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding (each, a "Proceeding") by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such Proceeding. An officer or director shall not be entitled to indemnification by the Company if (i) the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, or
(ii) with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market or the availability of substantial amounts of Common Stock for sale could adversely affect prevailing market prices.

  Upon the closing of the Offering, the Company will have 4,000,000 shares of Class A Common Stock and 30,735,514 shares of Class B Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options to purchase Class A Common Stock. Of these shares, the 4,000,000 shares of Class A Common Stock sold in the Offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares held by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"), may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 30,735,514 shares of Class B Common Stock are "restricted securities" within the meaning of Rule 144 in that they have not been registered under the Securities Act. These restricted securities will generally be available for sale in the open market after the Offering, subject to the Lock-up Agreements (defined below) and the applicable requirements of Rule 144.

  In general, Rule 144 provides that after a period of one year has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate of the Company, the holder of such restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of the Class A Common Stock or (ii) the average weekly reported volume of trading of the Class A Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain requirements pertaining to the manner of such sales, notice of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements of Rule 144 but without regard to the one year holding period. Under Rule 144(k), after a period of two years has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate, a holder of such restricted securities who is not an affiliate of the Company at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions of Rule 144 described above.

  The holders of all of the 30,735,514 shares of Class B Common Stock outstanding prior to the Offering have agreed to enter into agreements with the Underwriters (the "Lock-up Agreements") which will provide that, until the expiration of 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, any shares of Class A Common Stock or any securities of the Company that are substantially similar to the Class A Common Stock or which are convertible into or exchangeable for, or represent the right to receive, Class A Common Stock (including Class B Common Stock) without the prior written consent of the representatives of the Underwriters. In addition, the Company has agreed not to sell or otherwise dispose of any shares of Common Stock during the 180-day period following the date of the Prospectus, except the Company may issue, and grant options to purchase, shares of Class A Common Stock under the Company Stock Plans. In addition, the Company may issue shares of Class A Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Class A Common Stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence.

  The Company intends to file a Registration Statement on Form S-8 as soon as practicable after the date of this Prospectus to register the 8,000,000, 300,000 and 200,000 shares of Class A Common Stock that are issuable upon the exercise of stock options either outstanding or available for grant pursuant to the 1996 Stock Plan, the French Plan and the Director Option Plan, respectively. Such registration statement is expected to become effective immediately upon filing; however, consistent with the terms of the Company Stock Plans, holders of options will be unable to sell any shares of Class A Common Stock received upon the exercise of options granted thereunder until the expiration of 180 days after the date of this Prospectus. Options granted under the Director Option Plan do not begin to vest until October of 1998. Following effectiveness, shares covered by the Registration Statement on Form S-8 will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates as well as to the limitations on sale and vesting described above. See "Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Underwriting Agreement") between the Company, the Selling Stockholders and each of the underwriters named below (the "Underwriters"), the Company and the Selling Stockholders have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholders the aggregate number of shares of Class A Common Stock set forth opposite its name below.

        UNDERWRITERS                                            NUMBER OF SHARES
        ------------                                            ----------------
   Merrill Lynch, Pierce, Fenner & Smith
    Incorporated...............................................
   Hambrecht & Quist LLC.......................................
   Friedman, Billings, Ramsey & Co., Inc.......................
                                                                   ---------
     Total.....................................................    4,000,000
                                                                   =========

  Merrill Lynch, Pierce, Fenner & Smith Incorporated, Hambrecht & Quist LLC and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives (the "Representatives") of the Underwriters.

  The Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such prices less a concession not in excess of $    per share. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $    per share to certain brokers and dealers. After the shares of
Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  The representatives of the Underwriters have informed the Company and the Selling Stockholders that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock offered by them.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 600,000 shares of Class A Common Stock solely to cover over-allotments, if any at the public offering price. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Class A Common Stock offered hereby.

  The holders of all of the shares of Class B Common Stock outstanding prior to completion of the Offering have agreed to enter into Lock-up Agreements which will provide that, until the expiration of 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, any shares of Class A Common Stock or any securities of the Company that are substantially similar to the Class A Common Stock or which are convertible into or exchangeable for, or represent the right to receive Class A Common Stock (including Class B Common Stock) without the prior written consent of the Representatives. The Company Stock Plans restrict option holders under the plans from selling, transferring or otherwise disposing of Class A Common Stock or any security convertible into or exchangeable or exercisable for Class A Common Stock, without the prior written consent of the Representatives, for a period of 180 days after the date of this Prospectus. In addition, the Company has agreed not to sell or otherwise dispose of any shares of Common Stock during the 180-day period following the date of the Prospectus, except the Company may issue, and grant options to purchase, shares of Common Stock under the Stock Plans. In addition, the Company may issue shares of Class A Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Class A Common Stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence.

  At the Company's request, the Underwriters have reserved for sale at the initial public offering price up to 460,000 shares of Class A Common Stock offered hereby for certain individuals who have expressed an interest in purchasing such shares of Class A Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

  Prior to the Offering, there has been no public market for the shares of Class A Common Stock. The initial public offering price will be negotiated among the Company and the representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  In connection with the Offering, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the Offering may be reclaimed by the Underwriters if such shares of Class A Common Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that may otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

                                 LEGAL MATTERS

  The validity of the Class A Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Latham & Watkins, Washington, D.C. A partner of Latham & Watkins holds nonstatutory options to purchase approximately 25,000 shares of Class A Common Stock. Certain legal matters in connection with the Offering will be reviewed for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

  The consolidated balance sheets of MicroStrategy Incorporated, as of December 31, 1996 and 1997, and the consolidated statements of operations, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 1997 included in this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules files as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661 and Seven World Trade Center, 13th Floor, New York, New York, 10048. Copies of all or any part thereof may be obtained from the Commission after payment of fees prescribed by the Commission. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of this site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Accountants......................................... F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 and as of
 March 31, 1998 (unaudited) and Pro Forma as of March 31, 1998
 (unaudited).............................................................. F-3
Consolidated Statements of Operations and Comprehensive Income for the
 Years Ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998 (unaudited)................................ F-4
Consolidated Statements of Stockholders' (Deficit) Equity for the Years
 Ended December 31, 1995, 1996 and 1997 and for the three months ended
 March 31, 1998 (unaudited)............................................... F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1995, 1996 and 1997 and for the three months ended March 31, 1998 and
 1997 (unaudited)......................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
MicroStrategy Incorporated


  We have audited the accompanying consolidated balance sheets of MicroStrategy Incorporated and its subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations and comprehensive income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MicroStrategy Incorporated and its subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                        Coopers & Lybrand L.L.P


McLean, Virginia
January 30, 1998, except for Notes 4 and 8, as to which the date is May 8, 1998

                           MICROSTRATEGY INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                   DECEMBER 31,                 PRO FORMA
                                 ------------------  MARCH 31,  MARCH 31,
                                   1996      1997      1998       1998
                                 --------  --------  ---------  ---------
                                                         (UNAUDITED)
             ASSETS
Current assets:
  Cash and cash equivalents..... $  1,686  $  3,506  $  2,304   $  2,304
  Accounts receivable, net......    8,475    16,085    15,939     15,939
  Prepaid expenses and other
   current assets...............      395     1,435     1,461      1,461
                                 --------  --------  --------   --------
    Total current assets........   10,556    21,026    19,704     19,704
                                 --------  --------  --------   --------
Property and equipment, net.....    2,197     6,891     7,739      7,739
Deposits and other assets.......      251     2,148     3,149      3,149
                                 --------  --------  --------   --------
    Total assets................ $ 13,004  $ 30,065  $ 30,592   $ 30,592
                                 ========  ========  ========   ========
 LIABILITIES AND STOCKHOLDERS'
        (DEFICIT) EQUITY
Current liabilities:
  Line-of-credit................ $  2,758  $  4,508  $  5,376   $  5,376
  Notes payable, current
   portion......................      356       900     1,115      1,115
  Notes payable to
   stockholders.................      --        --        --      10,000
  Accounts payable and accrued
   expenses.....................    2,811     9,406     7,273      7,273
  Accrued compensation and
   employee benefits............    1,748     3,633     2,449      2,449
  Deferred revenue..............    5,120     8,340     9,315      9,315
                                 --------  --------  --------   --------
    Total current liabilities...   12,793    26,787    25,528     35,528
Notes payable, long-term
 portion........................      460     2,658     2,636      2,636
Deferred revenue................      544     1,047     1,241      1,241
                                 --------  --------  --------   --------
    Total liabilities...........   13,797    30,492    29,405     39,405
                                 --------  --------  --------   --------
Commitments and contingencies
Stockholders' (deficit) equity:
  Preferred stock, par value
   $0.001 per share, 5,000,000
   shares authorized, no shares
   issued or outstanding........      --        --        --         --
  Common stock, par value $0.001
   per share, 50,000,000 shares
   authorized; 31,442,673 in
   1996, 29,493,873 in 1997,
   30,895,514 in 1998 and pro
   forma 1998 ..................       31        29        31         31
  Class A Common Stock, par
   value $0.001 per share,
   100,000,000 shares
   authorized, no shares issued
   or outstanding...............      --        --        --         --
  Class B Common Stock, par
   value $0.001 per share,
   100,000,000 shares
   authorized, no shares issued
   or outstanding...............      --        --        --         --
  Additional paid-in capital....      213        20     1,086      1,086
  Accumulated other
   comprehensive income.........      --        158       162        162
  Accumulated deficit...........     (755)     (634)      (92)   (10,092)
  Notes receivable from
   stockholders.................      (87)      --        --         --
  Less cost of treasury stock,
   1,948,800 shares in 1996 and
   no shares in 1997 and 1998...     (195)      --        --         --
                                 --------  --------  --------   --------
    Total stockholders'
     (deficit) equity...........     (793)     (427)    1,187     (8,813)
                                 --------  --------  --------   --------
     Total liabilities and
      stockholders' (deficit)
      equity.................... $ 13,004  $ 30,065  $ 30,592   $ 30,592
                                 ========  ========  ========   ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                           MICROSTRATEGY INCORPORATED


         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   (UNAUDITED)
                                                               THREE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,              MARCH 31,
                          ----------------------------------  ----------------------
                             1995        1996        1997        1997        1998
                          ----------  ----------  ----------  ----------  ----------
REVENUES:
  Product licenses......  $    4,077  $   15,873  $   36,601  $    4,731  $   14,282
  Product support.......       5,700       6,730      16,956       3,406       5,613
                          ----------  ----------  ----------  ----------  ----------
    Total revenues......       9,777      22,603      53,557       8,137      19,895
                          ----------  ----------  ----------  ----------  ----------
Cost of revenues:
  Product licenses......         257       1,020       1,641         357         538
  Product support.......       2,201       4,237       9,475       1,799       3,163
                          ----------  ----------  ----------  ----------  ----------
    Total cost of
     revenues...........       2,458       5,257      11,116       2,156       3,701
                          ----------  ----------  ----------  ----------  ----------
Gross margin............       7,319      17,346      42,441       5,981      16,194
Operating expenses:
  Sales and marketing...       2,992      13,054      30,468       5,292      10,828
  Research and
   development..........       1,855       2,840       5,049         735       2,092
  General and
   administrative.......       2,395       3,742       6,552         895       2,563
                          ----------  ----------  ----------  ----------  ----------
    Total operating
     expenses...........       7,242      19,636      42,069       6,922      15,483
                          ----------  ----------  ----------  ----------  ----------
Income (loss) from
 operations.............          77      (2,290)        372        (941)        711
Interest income.........          16          22          94         --           47
Interest expense........         (56)       (127)       (333)        (61)       (237)
Other income (expense),
 net....................          11          20         (12)         (1)         21
                          ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $       48  $   (2,375) $      121  $   (1,003) $      542
                          ==========  ==========  ==========  ==========  ==========
Other comprehensive
 income:
  Foreign currency
   translation
   adjustment...........         --          --          158          78           4
                          ----------  ----------  ----------  ----------  ----------
Other comprehensive
 income.................         --          --          158          78           4
                          ----------  ----------  ----------  ----------  ----------
Comprehensive income
 (loss).................  $       48  $   (2,375) $      279  $     (925) $      546
                          ==========  ==========  ==========  ==========  ==========
Basic net income (loss)
 per share..............  $     0.00  $    (0.08) $     0.00  $     0.00  $     0.02
                          ==========  ==========  ==========  ==========  ==========
Weighted average shares
 outstanding used in
 computing basic net
 income (loss) per
 share..................  28,896,622  29,493,873  29,493,873  29,493,873  30,895,514
                          ==========  ==========  ==========  ==========  ==========
Diluted net income
 (loss) per share.......  $     0.00  $    (0.08) $     0.00  $     0.00  $     0.02
                          ==========  ==========  ==========  ==========  ==========
Weighted average shares
 outstanding used in
 computing diluted net
 income (loss) per
 share..................  28,896,622  29,493,873  32,256,323  29,493,873  35,040,308
                          ==========  ==========  ==========  ==========  ==========
PRO FORMA INFORMATION
 (UNAUDITED):
Net income, as
 reported...............                          $      121              $      542
Pro forma income taxes..                                (489)                   (206)
                                                  ==========              ==========
Pro forma net income
 (loss).................                          $     (368)             $      336
                                                  ==========              ==========
Pro forma basic net
 income (loss) per
 share..................                          $    (0.01)             $     0.01
                                                  ==========              ==========
Pro forma diluted net
 income (loss) per
 share..................                          $    (0.01)             $     0.01
                                                  ==========              ==========


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                           MICROSTRATEGY INCORPORATED

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                      ACCUMULATED    RETAINED      NOTES
                         COMMON STOCK     ADDITIONAL     OTHER       EARNINGS    RECEIVABLE   TREASURY STOCK
                       ------------------  PAID-IN   COMPREHENSIVE (ACCUMULATED     FROM     ------------------
                         SHARES    AMOUNT  CAPITAL      INCOME       DEFICIT)   STOCKHOLDERS   SHARES    AMOUNT   TOTAL
                       ----------  ------ ---------- ------------- ------------ ------------ ----------  ------  -------
Balance, December 31,
 1994................. 31,328,000   $ 31    $   40       $--         $ 1,738       $ --       3,648,000  $(363)  $ 1,446
 Issuance of common
  stock in exchange
  for notes receivable
  from stockholders...  1,666,404      2       157        --             --         (159)           --     --        --
 Proceeds from
  payments on notes
  receivable..........        --     --        --         --             --           52            --     --         52
 Retirement of
  treasury stock......   (688,000)    (1)      --         --             (66)        --        (688,000)    67       --
 Net income...........        --     --        --         --              48         --             --     --         48
                       ----------   ----    ------       ----        -------       -----     ----------  -----   -------
Balance, December 31,
 1995................. 32,306,404     32       197        --           1,720        (107)     2,960,000   (296)    1,546
 Issuance of common
  stock in exchange
  for notes receivable
  from stockholders...    147,469    --         16        --             --          (16)           --     --        --
 Proceeds from
  payments on notes
  receivable..........        --     --        --         --             --           36            --     --         36
 Retirement of
  treasury stock...... (1,011,200)    (1)      --         --            (100)        --      (1,011,200)   101       --
 Net loss.............        --     --        --         --          (2,375)        --             --     --     (2,375)
                       ----------   ----    ------       ----        -------       -----     ----------  -----   -------
Balance, December 31,
 1996................. 31,442,673     31       213        --            (755)        (87)     1,948,800   (195)     (793)
 Proceeds from
  payments on notes
  receivable..........        --     --        --         --             --           87            --     --         87
 Retirement of
  treasury stock...... (1,948,800)    (2)     (193)       --             --          --      (1,948,800)   195       --
 Translation
  adjustment..........        --     --        --         158            --          --             --     --        158
 Net income...........        --     --        --         --             121         --             --     --        121
                       ----------   ----    ------       ----        -------       -----     ----------  -----   -------
Balance, December 31,
 1997................. 29,493,873     29        20        158           (634)        --             --     --       (427)
 Issuance of common
  stock in exchange
  for minority
  interest of
  Company's foreign
  subsidiaries........  1,401,641      2     1,066        --             --          --             --     --      1,068
 Translation
  adjustment..........        --     --        --           4            --          --             --     --          4
 Net income...........        --     --        --         --             542         --             --     --        542
                       ----------   ----    ------       ----        -------       -----     ----------  -----   -------
Balance, March 31,
 1998 (unaudited)..... 30,895,514   $ 31    $1,086       $162        $   (92)      $ --             --   $ --    $ 1,187
                       ==========   ====    ======       ====        =======       =====     ==========  =====   =======


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                           MICROSTRATEGY INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                           (UNAUDITED)
                                                        THREE MONTHS ENDED
                           YEARS ENDED DECEMBER 31,         MARCH 31,
                          ----------------------------  --------------------
                            1995      1996      1997      1997       1998
                          --------  --------  --------  ---------  ---------
Operating activities:
  Net income (loss).....  $     48  $ (2,375) $    121    $(1,003) $    542
Adjustments to reconcile
 net loss to net cash
 from operating
 activities:
  Depreciation and
   amortization.........       283       306     1,243        148       650
  Provision for doubtful
   accounts, net of
   write-offs and
   recoveries...........        36       381       312         66       --
  Loss on sale of
   property and
   equipment............       --         17       --         --        --
  Compensation expense
   recognized in
   exchange for notes
   payable..............       397       --        --         --        --
Changes in operating
 assets and liabilities,
 net of effect of
 foreign exchange rate
 changes:
  Accounts receivable...    (2,771)   (4,859)   (8,235)       219       113
  Prepaid expenses and
   other current
   assets...............        (4)     (230)   (1,051)        (2)      (37)
  Accounts payable and
   accrued expenses,
   compensation and
   benefits.............       117     3,780     8,951      1,085    (3,162)
  Deferred revenue......     1,627     3,985     3,512       (214)    1,168
  Deposits and other
   assets...............       --        (58)      102        (63)     (155)
                          --------  --------  --------  ---------  --------
    Net cash provided by
     (used in) operating
     activities.........      (267)      947     4,955        236      (881)
                          --------  --------  --------  ---------  --------
Investing activities:
  Acquisition of
   property and
   equipment............      (469)   (1,680)   (5,954)      (594)   (1,365)
  Increase in
   capitalized
   software.............       --        --     (1,928)      (400)      --
                          --------  --------  --------  ---------  --------
    Net cash used in
     investing
     activities:........      (469)   (1,680)   (7,882)      (994)   (1,365)
                          --------  --------  --------  ---------  --------
Financing activities:
  Borrowings on short-
   term line of credit,
   net..................       750     2,008     1,750        --        868
  Proceeds from payments
   on stockholders'
   notes receivable.....        52        36        87         40       --
  Proceeds from issuance
   of note payable......       438       306     3,264        --        432
  Principal payments on
   notes payable........      (110)     (574)     (521)      (225)     (240)
                          --------  --------  --------  ---------  --------
    Net cash provided by
     financing
     activities.........     1,130     1,776     4,580       (185)    1,060
                          --------  --------  --------  ---------  --------
    Effect of foreign
     exchange rate
     changes on cash....       --        --        167        (48)      (16)
                          --------  --------  --------  ---------  --------
Net increase (decrease)
 in cash and cash
 equivalents............       394     1,043     1,820       (991)   (1,202)
Cash and cash
 equivalents, beginning
 of year................       249       643     1,686      1,686     3,506
                          --------  --------  --------  ---------  --------
Cash and cash
 equivalents, end of
 year...................  $    643  $  1,686  $  3,506  $     695  $  2,304
                          ========  ========  ========  =========  ========
Supplemental disclosure
 of noncash investing
 and financing
 activities:
  Issuance of notes
   receivable in
   exchange for common
   stock................  $    159  $     16  $    --   $     --   $    --
                          ========  ========  ========  =========  ========
  Retirement of treasury
   stock................  $     67  $    101  $    195  $     195  $    --
                          ========  ========  ========  =========  ========
  Issuance of common
   stock in exchange for
   minority interest of
   Company's foreign
   subsidiaries.........  $    --   $    --   $    --   $     --   $  1,068
                          ========  ========  ========  =========  ========
Supplemental disclosure
 of cash flow
 information:
  Cash paid during the
   year for interest....  $     58  $    112  $    290  $      46  $    205
                          ========  ========  ========  =========  ========


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                          MICROSTRATEGY INCORPORATED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization

  MicroStrategy Incorporated (the "Company") designs, develops, markets and supports high performance, mission critical client/server relational database management systems and provides related software and services for data warehouse applications. The Company provides its products and services to customers both domestically and worldwide.

 Basis of Presentation

  The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries located in France, Germany, United Kingdom, the Netherlands and Spain. All significant intercompany accounts and transactions have been eliminated in consolidation.


  Prior to January 1, 1998, the Company owned 79% of its foreign subsidiaries with the remaining 21% being owned by the Company's majority stockholders. Effective January 1, 1998, the Company acquired the remaining 21% minority interest of its foreign subsidiaries from its majority stockholders through the issuance of 1,401,641 shares of Class B Common Stock. Due to the management control the Company had over its foreign subsidiaries prior to the transaction and due to the fact that the Company owned 100% of its foreign subsidiaries after the transaction, the Company has consolidated the financial statements of these foreign subsidiaries as wholly owned subsidiaries for financial reporting.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include various short-term money market instruments.

 Software Development Costs


  In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. Capitalized costs are amortized over the estimated product life using the greater of the straight-line method or the ratio of current product revenues to total projected future revenues. Software development costs net of accumulated amortization are $1,831 and $1,681 at December 31, 1997 and March 31, 1998, respectively, and are included in deposits and other assets on the balance sheet. Amortization expense related to software development costs was $97 and $150 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. Prior to the year ended December 31, 1997, the establishment of technological feasibility of the Company's products and general release of such software had substantially coincided. As a result, software development costs qualifying for capitalization were insignificant and, therefore, the Company had not capitalized any software development costs prior to 1997.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to ten years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases.

                          MICROSTRATEGY INCORPORATED

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Depreciation and amortization expense related to property and equipment was $283, $306 and $1,141, respectively, for the years ended December 31, 1995, 1996 and 1997.

 Revenue Recognition


  The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 91-1 Software Revenue Recognition. Revenue from product licensing arrangements is generally recognized after execution of a licensing agreement and shipment of the product, provided that no significant vendor obligations remain and the resulting receivable is deemed collectible by management. In addition, the Company recognizes revenue from sales to value-added resellers (VARs) and original equipment manufacturers (OEMs) at the time of product shipment, subject to evaluation of possible product returns or exchanges. Historically, the Company has not experienced any returns of exchanges of its products from direct sale customers, VARs or OEMs. Services revenue, which includes training and consulting, is recognized at the time the service is performed. The Company defers and recognizes maintenance revenue ratably over the terms of the contract period, ranging from 12 to 36 months.


  In October 1997, the AICPA issued SOP 97-2 which will supersede SOP 91-1 effective January 1, 1998, which was amended March 31, 1998 by SOP 98-4. Management has assessed this new statement as amended and believes that its adoption will not have a material effect on the timing of the Company's revenue recognition or cause changes to its revenue recognition polices.

 Income Taxes

  The Company has elected to be treated for federal and state income tax purpose as a Subchapter S corporation. Under Subchapter S, the taxable income or loss is reported by the stockholders and, accordingly, no federal or state income taxes have been provided in the financial statements.

  In connection with the initial public offering of the Company's common stock (the Offering), the Company will no longer be treated as a Subchapter S corporation for tax purposes. The Company will be subject to federal and state income taxes and will recognize deferred taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting For Income Taxes". This statement provides for a liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.


  The consolidated statement of operations includes pro forma information to reflect income taxes as if the Company had been a Subchapter C corporation for the year ended December 31, 1997 and the three months ended March 31, 1998.

 Basic and Diluted Net Income (Loss) Per Share

  Net income (loss) per share is computed on a basic and diluted basis using the weighted average number of shares of Common Stock, assuming conversion of dilutive common stock equivalent shares from common stock options.

 Pro Forma Basic and Diluted Net Loss per Share (Unaudited)


  Unaudited pro forma basic net income per share for the year ended December 31, 1997 and the three months ended March 31, 1998 is based on the weighted average number of common shares outstanding during the

                          MICROSTRATEGY INCORPORATED

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


period. The unaudited pro forma weighted average number of common shares includes shares of common stock to be issued to two of the existing shareholders in exchange for their minority interests in certain of the Company's foreign subsidiaries and the number of shares issued upon the Company's initial public offering. In addition, the unaudited pro forma weighted average number of common shares outstanding includes the number of shares whose proceeds would be necessary to pay the dividend as required by Staff Accounting Bulletin topic 1.B.3. The Company expects to pay the dividend out of cash flows from future operations. The unaudited pro forma weighted average number of common shares assuming dilution includes shares issuable upon the exercise of stock options computed in accordance with the treasury stock method, and shares issuable upon the exercise of the underwriters' over-allotment option.

 Foreign Currency Translation

  The assets and liabilities of non-U.S. operations are translated into U.S. dollars at exchange rates in effect as of each balance sheet date. To date, the Company has not sought to hedge the risks associated with fluctuations in exchange rates but may undertake such transactions in the future. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the period the transactions occur. Accordingly, translation gains and losses are included as component of stockholders' equity. Foreign currency transaction gains and losses are included in determining net income. To date, such gains and losses have not been significant.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company sells products and services to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses.

  For the years ended December 31, 1996 and 1997, no one customer accounted for 10% or more of total revenues. For the year ended December 31, 1995, one customer accounted for 14% of total revenues.

  For the year ended December 31, 1995, one customer accounted for 13% of accounts receivable. For the years ended December 31, 1996 and 1997, no one customer accounted for 10% or more of total accounts receivable.

 Fair Value of Financial Instruments

  The Company's financial instruments, which consist of cash, cash equivalents, accounts receivable, payables, line of credit and notes payable, approximate fair value. The carrying amounts of the line of credit and notes payable approximate fair value as these financial instruments contain variable interest rates which reprice frequently.

 Purchase of Minority Interest in Foreign Subsidiaries


  Effective January 1, 1998, the Company issued a total of 1,401,641 shares of Class B Common Stock to certain existing stockholders in exchange for their approximate 21% minority interest in certain of the Company's foreign subsidiaries. The Company accounted for the transaction under the purchase method of accounting. After the exchange, each subsidiary was wholly-owned by the Company. The Company obtained an independent, third-party valuation of the interests held by the stockholders. The Company recorded goodwill of $1,068 which is included in deposits and other assets in the balance sheet representing the excess of the fair

                          MICROSTRATEGY INCORPORATED

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

market value over the cost of the non-controlling interest of one of the shareholders. The Company is amortizing the goodwill over a period of 15 years.


 Interim results (unaudited)


  The accompanying consolidated balance sheet as of March 31, 1998, the consolidated statements of operations and of cash flows for the three months ended March 31, 1997 and 1998, and the consolidated statement of stockholders' equity for the three months ended March 31, 1998 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of interim periods. The data disclosed in these notes to consolidated financial statements for these periods are also unaudited.

NOTE 2--ACCOUNTS RECEIVABLE

  Accounts receivable, net of allowances, consist of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------  -------
   Billed...................................................... $7,947  $16,621
   Unbilled....................................................    986      234
   Less allowance for doubtful accounts........................   (458)    (770)
                                                                ------  -------
                                                                $8,475  $16,085
                                                                ======  =======

NOTE 3--PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
   Computer equipment and software............................ $ 2,209  $ 6,703
   Furniture and equipment....................................     494    1,512
   Leasehold improvements.....................................      47      292
   Less: accumulated depreciation and amortization............    (553)  (1,616)
                                                               -------  -------
                                                               $ 2,197  $ 6,891
                                                               =======  =======

NOTE 4--BANK BORROWINGS


  On December 10, 1996, the Company entered into a business loan with a bank (the "Business Loan"). This Business Loan was used to repay the Company's previous line of credit with another financial institution. Pursuant to the Business Loan, at December 31, 1997 the Company had available a $6.4 million revolving line of credit, a $2.0 million revolving equipment line and, since November 1997, a $2.0 million non-revolving equipment loan. On March 31, 1998, the Company increased the revolving credit line by $3.0 million to $9.4 million, increased the non-revolving equipment loan by $2.0 million to $4.0 million and amended certain of its debt covenants. Borrowings under the Business Loan may not exceed 80% of eligible accounts receivable for the revolving credit line and 80% of the cost of the asset for the equipment credit lines. The borrowings bear interest at the lender's prime rate or LIBOR plus 2.75% for the revolving line of credit and prime plus one-half

                          MICROSTRATEGY INCORPORATED

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


percent or a rate equal to the yield of U.S. Treasury Bonds plus 2.65% for loans with a 3-year maturity or 2.85% for loans with a 4-year maturity for the equipment lines of credit (revolving and non-revolving). In addition, borrowings under the Business Loan are collateralized by substantially all of the Company's assets and are partially guaranteed by a stockholder and officer of the Company for up to $2.0 million for all amounts borrowed under the Business Loan in excess of $2.0 million. As of March 31, 1998, $5.4 million and $3.5 million were outstanding under the revolving line of credit and revolving equipment lines of credit, respectively.


  Subsequent to March 31, 1998, the Company had additional borrowings of $2.7 million under the revolving line of credit and additional repayments of $0.1 million under the revolving equipment line.

  The Business Loan requires the Company to maintain certain financial ratios and to comply with certain other covenants. From time to time, the Company has not been in compliance with certain of these covenants. However, the Company has obtained a waiver from the financial institution for events of non-compliance with these covenants through December 31, 1997. On March 31, 1998, the Company amended certain of these debt covenants and is in compliance with these revised covenants.

NOTE 5--NOTES PAYABLE

  Notes payable consist of the following:

                                                                 DECEMBER 31,
                                                                 -------------
                                                                 1996    1997
                                                                 -----  ------
   Notes payable to financial institution with interest rates varying from 8.8% to 9.4%, at December 31, 1997, maturities through December 31, 2001, repayable in monthly
    installments and collateralized by the related equipment...  $ 306  $3,328
   Note payable to consultant bearing interest at 8.5%,
    repayable in monthly installments of $9 through December
    2000.......................................................    315     230
   Notes payable to stockholders...............................    195     --
                                                                 -----  ------
   Total notes payable.........................................    816   3,558
   Less: current portion.......................................   (356)   (900)
                                                                 -----  ------
   Notes payable, long term portion............................  $ 460  $2,658
                                                                 =====  ======

  Annual maturities of long-term debt at December 31, 1997 are as follows:

   1998.................................................................. $  900
   1999..................................................................    976
   2000..................................................................    991
   2001..................................................................    691
                                                                          ------
                                                                          $3,558
                                                                          ======

                           MICROSTRATEGY INCORPORATED

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 6--PRO FORMA INCOME TAXES (UNAUDITED)

  As of December 31, 1997 the Company was an S corporation, and accordingly, the Company was not liable for corporate income taxes. Had the Company been a tax-paying entity, the tax provision would have consisted of the following:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   Current:
     Federal.......................................................   $  (148)
     State.........................................................        71
     Foreign.......................................................       124
                                                                      -------
                                                                           47
   Deferred:
     Federal.......................................................       794
     State.........................................................       170
     Foreign.......................................................    (1,443)
                                                                      -------
                                                                         (479)
   Increase in valuation allowance.................................       921
                                                                      -------
                                                                      $   489
                                                                      =======

                          MICROSTRATEGY INCORPORATED

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  Pre tax income for the year ended December 31, 1997 for the domestic operations was $1,031. The pro forma provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the Company's pro forma income before taxes as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   Income tax benefit at federal statutory rate....................    $  41
   State income tax, net of federal tax effect.....................        5
   Foreign income taxes............................................        2
   Research and development tax credit.............................     (480)
   Change in valuation allowance...................................      921
                                                                       -----
   Provision for income taxes......................................    $ 489
                                                                       =====

  Significant components of the Company's pro forma deferred tax assets and liabilities are as follows:

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   Deferred tax assets:
     Accounts receivable allowances................................   $   287
     Accrued compensation..........................................       384
     Deferred revenue..............................................       595
     Foreign net operating losses..................................     1,801
                                                                      -------
                                                                        3,067
     Valuation allowance...........................................    (1,801)
                                                                      -------
   Net deferred tax assets.........................................     1,266
                                                                      -------
   Deferred tax liabilities:
     Prepaid assets................................................       447
     Depreciation..................................................       558
     Capitalized software..........................................       703
                                                                      -------
       Total deferred tax liabilities..............................     1,708
                                                                      -------
   Total net deferred tax liability................................   $  (442)
                                                                      =======

  Upon termination of its S corporation status, the Company will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Had the Company been taxed as a C corporation, the Company would have recorded net deferred tax liability of $442 as of December 31, 1997. As of December 31, 1997, the Company would have recorded a valuation allowance of $1,801, primarily against the net operating loss carryforwards in foreign jurisdictions. As of December 31, 1997, management has concluded that no valuation allowance is required on the domestic deferred tax assets based on its assessment that current and expected future levels of taxable income are sufficient to realize domestic deferred tax assets.

NOTE 7--COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Company leases office space under operating lease agreements expiring at various dates through 2000. In addition to base rent, the Company is responsible for certain taxes, utilities, and maintenance costs. Future

                          MICROSTRATEGY INCORPORATED

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

minimum lease payments under noncancelable operating leases with a remaining term in excess of one year at December 31, 1997 are as follows:

   1998................................................................... $ 781
   1999...................................................................   795
   2000...................................................................   667
   2001...................................................................   321
   2002...................................................................   184

  Total rental expense for 1995, 1996 and 1997 was approximately $298, $699 and $1,635, respectively.

 Contingencies

  The Company is involved in proceedings through the normal course of business, however, the ultimate resolution of these proceedings cannot be predicted with certainty. Management believes that any unfavorable outcome related to these proceedings will not have a material effect on the Company's financial position or results of operations.

NOTE 8--STOCKHOLDERS EQUITY

 Net Income (Loss) Per Share


  Reconciliations of the basic net income (loss) per share and diluted net income (loss) per share computations for the years ended December 31, 1995, 1996, 1997 and the three months ended March 31, 1998 are as follows:


                                                                          FOR THE THREE MONTHS
                          FOR THE YEAR ENDED DECEMBER 31,                 ENDED MARCH 31, 1998
                          ---------------------------------  PRO FORMA   ----------------------- ---
                             1995       1996        1997       1997        ACTUAL     PRO FORMA
                          ---------- ----------  ---------- -----------  ----------- ----------- ---
                                                            (UNAUDITED)  (UNAUDITED) (UNAUDITED)
BASIC NET INCOME (LOSS)
 PER SHARE:
Weighted-average common
 shares outstanding.....  28,896,622 29,493,873  29,493,873 35,846,625   30,895,514  35,846,625
                          ========== ==========  ========== ==========   ==========  ==========
Net income (loss).......  $       48 $   (2,375) $      121 $     (368)  $      542  $      336
                          ========== ==========  ========== ==========   ==========  ==========
Basic net income (loss)
 per share..............  $     0.00 $    (0.08) $     0.00 $    (0.01)  $     0.02  $     0.01
                          ========== ==========  ========== ==========   ==========  ==========
DILUTED NET INCOME
 (LOSS) PER SHARE:
Weighted-average common
 shares outstanding.....  28,896,622 29,493,873  29,493,873 35,846,625   30,895,514  35,846,625
                          ---------- ----------  ---------- ----------   ----------  ----------
Common shares issuable
 on exercise of stock
 options, net of shares
 assumed to be repur-
 chased at the average
 market price...........         --         --    2,762,450  2,762,450    4,144,794   4,144,794
Common shares issuable
 upon underwriters op-
 tion...................         --         --          --     600,000          --      600,000
                          ========== ==========  ========== ==========   ==========  ==========
Weighted-average common
 shares outstanding, as-
 suming dilution........  28,896,622 29,493,873  32,256,323 39,209,075   35,040,308  40,591,419
                          ========== ==========  ========== ==========   ==========  ==========
Net income (loss).......  $       48 $   (2,375) $      121 $     (368)  $      542  $      336
                          ========== ==========  ========== ==========   ==========  ==========
Diluted net income
 (loss) per share.......  $     0.00 $    (0.08) $     0.00 $    (0.01)  $     0.02  $     0.01
                          ========== ==========  ========== ==========   ==========  ==========



  Common stock equivalents are included in the computation of diluted net income (loss) per share using the treasury stock method. During 1996, stock options granted by the Company to purchase 1,172,963 common shares were not included in the computation because the effect was anti-dilutive.

                          MICROSTRATEGY INCORPORATED

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Prior to consummation of the Offering, all shares of common stock outstanding prior to the Offering will be changed and converted into shares of Class A Common Stock and exchanged for an identical number of shares of Class B Common Stock.

  Pro forma weighted average shares outstanding during 1997 and the three months ended March 31, 1998 includes 1,401,641 shares of common stock issued to two of the existing stockholders effective January 1, 1998 in exchange for their minority interests in certain of the Company's foreign subsidiaries and also includes 3,840,000 shares of common stock issued upon the Company's initial public offering. Pro forma weighted average shares outstanding also includes the assumed issuance of an additional 1,111,111 shares of common stock which would be necessary for the Company to pay a $10 million dividend to the existing shareholders.

 Employee and Directors Stock Option Plans

  In February, 1996, the Company adopted a Stock Plan (the "1996 Stock Plan") in order to provide an incentive to eligible employees, consultants and officers of the Company. Under the 1996 Stock Plan, as amended, 8,000,000 shares of common stock are reserved, options to purchase 4,720,863 shares of which have been granted.

  In March, 1997, the Company adopted the "French Plan", which provides for the granting of options to employees of MicroStrategy France SARL, the Company's French subsidiary. A total of 300,000 shares of common stock has been reserved under the French Plan, options to purchase 101,000 shares of which have been granted as of December 31, 1997.

  In September, 1997, the Company adopted the "1997 Director Option Plan", which provides for the grants of nonqualified stock options to non-employee directors of the Company. A total of 200,000 shares of common stock has been reserved under the Director Option Plan, options to purchase 90,000 shares of which have been granted as of December 31, 1997.

  Shares of Class A Common Stock will be issued upon exercise of any of the stock options granted under the 1996 Stock Plan, the French Plan and the 1997 Director Option Plan.

  The stock option exercise price of options under the Company's stock option plans may not be less than the determined fair market value at the date of grant. Stock options to date generally vest ratably over five years from the date of grant and expire ten years after grant. Vested stock options are exercisable at the earliest of (1) the closing of an underwritten public offering, (2) change in control of the Company or (3) 78 months following the date of grant of an option.

                        MICROSTRATEGY INCORPORATED

             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  A summary of the status of the Company's stock option plans as required by SFAS 123 is presented below:

                                                       WEIGHTED
                                                       AVERAGE
                                                      REMAINING      WEIGHTED
                                      OPTION PRICE   CONTRACTUAL     AVERAGE
                           SHARES    RANGE PER SHARE LIFE (YEARS) EXERCISE PRICE
                          ---------  --------------- ------------ --------------
Outstanding at December
 31, 1995...............        --     $       --        --           $ --
  Granted...............  2,482,416     0.50--1.25       8.5           0.84
  Exercised.............        --             --        --             --
  Surrendered...........    (23,000)    0.50--1.13       8.3           0.55
                          ---------    -----------       ---          -----
Outstanding at December
 31, 1996...............  2,459,416     0.50--1.25       8.5           0.84
  Granted...............  2,660,363     1.50--4.00       9.7           2.44
  Exercised.............        --             --        --             --
  Surrendered...........   (207,916)    0.50--2.50       8.8           1.10
                          ---------    -----------       ---          -----
Outstanding at December
 31, 1997...............  4,911,863     0.50--4.00       9.1           1.70
  Granted...............    573,155     4.00--6.00       9.8           4.29
  Exercised.............        --             --        --             --
  Surrendered...........    (71,000)    0.50--4.00       9.1           2.04
                          ---------    -----------       ---          -----
Outstanding at March 31,
 1998...................  5,414,018     0.50--6.00       8.9           1.99
                          =========    ===========       ===          =====
Options vested at
 December 31, 1997......    456,300    $0.50--1.25       8.5          $0.83
                          =========    ===========       ===          =====

  No options were exercisable as of December 31, 1996.

                                                                       OPTIONS EXERCISABLE AT
                OPTIONS OUTSTANDING AT DECEMBER 31, 1997                 DECEMBER 31, 1997
     --------------------------------------------------------------- --------------------------
                                 WEIGHTED AVERAGE
        RANGE OF     NUMBER OF REMANING CONTRACTUAL WEIGHTED AVERAGE NUMBER OF WEIGHTED AVERAGE
     EXERCISE PRICES  SHARES       LIFE(YEARS)       EXERCISE PRICE   SHARES    EXERCISE PRICE
     --------------- --------- -------------------- ---------------- --------- ----------------
       $0.50-$1.00   1,445,000         8.31              $0.65        289,000       $0.62
        1.13- 1.50   1,200,433         8.96               1.42        167,300        1.19
        2.00- 4.00   2,266,430         9.74               2.62            --          --
                     ---------                                        -------
                     4,911,863                                        456,300
                     =========                                        =======

  In 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock--Based Compensation." As permitted by SFAS 123, the Company has elected to continue following the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and to adopt the disclosure only provisions of SFAS No.
123. If compensation expense had been recorded based on the fair value at the grant dates for awards under the Plans, the Company's net loss would have been adjusted to the pro forma amounts presented below:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ---------------
                                                                1996     1997
                                                               -------  ------
Net income (loss)
  As reported................................................. $(2,375) $  121
  Pro forma................................................... $(2,467) $ (258)
  Basic net income (loss) per share, as reported.............. $ (0.08) $ 0.00
  Diluted net income (loss) per share, as reported............ $ (0.08) $ 0.00
  Pro forma basic net income (loss) per share................. $ (0.08) $(0.01)
  Pro forma diluted net income (loss) per share............... $ (0.08) $(0.01)

                          MICROSTRATEGY INCORPORATED

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants issued during the years ended December 31, 1996 and 1997, respectively: volatility factors of 70% and 60%, weighted-average expected life of 5 years and 2.5 years, risk-free interest rates of 6%, and no dividend yields. The weighted average fair value of grants made during the years ended December 31, 1996 and 1997 are $0.52 and $1.04, respectively.

  During the three months ended March 31, 1998, the Company granted a total of 573,155 options with exercise prices ranging from $4.00 to $6.00.

 Distribution to S Corporation Stockholders

  The Company intends to distribute a dividend of $10,000 to the existing stockholders of the S corporation in the form of short-term notes prior to the termination of the Company's S corporation election. The notes issued to the existing stockholders by the Company will bear interest at the "applicable federal rate" for short-term obligations and will be due and payable at various times during 1998. The Company plans to repay the notes from cash flows from future operations of the Company in accordance with the terms of the notes. This dividend has been reflected in the Company's unaudited pro forma balance sheet at December 31, 1997.

NOTE 9--EMPLOYEE BENEFIT PLAN

  The Company sponsors a plan to provide retirement and incidental benefits for its employees, known as the MicroStrategy 401(k) plan (the "Plan"). Participants may make voluntary contributions to the Plan of up to 20% of their compensation not to exceed the Federally determined maximum allowable contribution. The Plan permits for discretionary company contributions; however, no contributions were made for the years ended December 31, 1995, 1996 and 1997.

NOTE 10--SEGMENT INFORMATION

  The following table presents a summary of operations by geographic region, including eliminations of all significant intercompany transactions:

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                 -----------------------------
                                                  1995      1996       1997
                                                 -------  ---------  ---------
   REVENUE:
   Domestic..................................... $ 8,675  $  20,089  $  39,310
   Europe.......................................   1,102      2,514     14,247
                                                 -------  ---------  ---------
     Total revenue.............................. $ 9,777  $  22,603  $  53,557
                                                 =======  =========  =========
   OPERATING (LOSS) INCOME:
   Domestic..................................... $   129  $  (1,172) $    (639)
   Europe.......................................     (52)    (1,118)     1,011
                                                 -------  ---------  ---------
     Total operating (loss) income.............. $    77  $  (2,290) $     372
                                                 =======  =========  =========
   IDENTIFIABLE ASSETS:
   Domestic.....................................          $   9,046  $  21,376
   Europe.......................................              3,958      8,689
                                                          ---------  ---------
     Total assets...............................          $  13,004  $  30,065
                                                          =========  =========

  Transfers of $365, $1,047, and $4,443 for the years ended December 31, 1995, 1996 and 1997 from domestic to foreign operations have been excluded from the above table and eliminated in the consolidated financial statements.

                            GLOSSARY OF TERMS

  "API"--APPLICATION PROGRAM INTERFACE. Provides routines, protocols and tools for developing custom applications. Software that provides an API affords businesses an opportunity to customize, integrate and embed provided functionality into their own applications.

  "BUSINESS METRICS"--Business measures used to gauge corporate performance. For example: profit, loss, sales, and inventory.

  "C++"--A popular programming language used to create computer applications software.

  "COMMERCIAL DSS"--COMMERCIAL DECISION SUPPORT SYSTEMS. A DSS based on corporate data that is provided to customers, as opposed to employees. For example, healthcare providers that provide patients with outcome analysis capabilities for various combinations of patients, treatments, drugs, hospitals and doctors.

  "CPU"--CENTRAL PROCESSING UNIT. The CPU is the brain of the computer. Sometimes referred to simply as the processor or central processor, the CPU is where most calculations take place. In terms of computing power, the CPU is the most important element of a computer system.

  "DATA WAREHOUSE"--A collection of data designed to support management decision-making. Data warehouses contain refined, standardized data culled from many different departments across a business enterprise. These data present a coherent picture of business conditions at a single point in time.

  "DECILINGS"--A type of analysis that distributes results into ten groups; 1st 10%, 2nd 10%, etc.

  "DELPHI"--A programming language developed by Borland International, Inc. Delphi is similar to Visual Basic from Microsoft, but whereas Visual Basic is based on the BASIC programming language, Delphi is based on Pascal.

  "DSS"--DECISION SUPPORT SYSTEM. Software designed to support the management decision-making process via adhoc query processing against corporate data stores.

  "EIS"--EXECUTIVE INFORMATION SYSTEM. Software designed to provide predefined reports or briefing books to top-level executives.

  "ENTERPRISE DSS"--A Decision Support System that comprises the information requirements of all departments within a corporation, thereby satisfying the reporting requirements of the corporate "enterprise", as opposed to a single department.

  "GIGABYTE"--A measure of computer data storage; approximately 1 billion bytes (1,000,000,000). In comparison, a 3.5" floppy disk contains 1.44 Megabytes; approximately 1,440,000 bytes.

  "GLOBAL 2000"--The 2000 largest publicly traded corporations worldwide (based on revenue).

  "HARDWARE"--Refers to computer components such disks, disk drives, monitors, keyboards, printers, memory chips, CPUs, etc.

  "HOLAP"--HYBRID ONLINE ANALYTICAL PROCESSING. A Decision Support System with the capability to extract data from a proprietary, multi-dimensional array
(cube) or a relational database.

  "HTML"--HYPERTEXT MARKUP LANGUAGE. The language used to create World Wide Web pages, with hyperlinks and markup for text formatting (different heading styles, bold, italic, numbered lists, insertion of images, etc.).

  "JAVA"--A cross-platform programming language developed by Sun Microsystems that can be used to create animations and interactive features on World Wide Web pages. Java programs are embedded into HTML documents.

  "LOAD BALANCING"--Distributing processing and communications activity evenly across computer systems so that no single device is overwhelmed.

  "MIDDLEWARE"--Software that connects two otherwise separate software programs.

  "MPP"--MASSIVELY PARALLEL PROCESSING. A type of computing that uses many separate CPUs running in parallel to execute a single program.

  "OEM"--ORIGINAL EQUIPMENT MANUFACTURER. A company that manufactures a product and sells it to a reseller.

  "OLAP"--ONLINE ANALYTICAL PROCESSING. A category of software tools that provides analysis of data stored in a database.

  "OLTP"--ONLINE TRANSACTION PROCESSING. A type of computer processing in which the computer responds immediately to user requests. Each request is considered to be a transaction. Automatic teller machines for banks are an example of transaction processing.

  "OSP"--ONLINE SERVICE PROVIDER. Internet content providers that bundle multiple sources of information into a single, easily navigable home site. Examples include America Online, LEXIS/NEXIS, and Microsoft Network.

  "PLATFORM PARTNERS"--MicroStrategy Platform Partners are firms which co-sell and co-market complementary technology to the same target customer base. These platform partners include IBM, Tandem/Compaq, NCR, Sequent, ICL, Data General, Informatica, Oracle, Informix and Red Brick.

  "PULL TECHNOLOGY"--To request data from another program or computer. The World Wide Web is based on pull technologies where a page isn't delivered until a browser request is received.

  "PUSH TECHNOLOGY"--A technology that allows information to be delivered or "pushed" directly to a user who subscribes to it, rather than the user having to request the information. Probably the oldest and most widely used push technology is email--mail is pushed (delivered) to you whether or not requested. The prime example of an Internet push technology is the PointCast Network.

  "QUERY TONE"--Query Tone is universal knowledge enablement--the ability of any user to ask any question at any time.

  "RDBMS"--RELATIONAL DATABASE MANAGEMENT SYSTEM. A type of database management system (DBMS) that stores data in the form of related tables. Relational databases are powerful because they require few assumptions about how data is related or how it will be extracted from the database. As a result, the same database can be viewed in many different ways. Examples of RDBMSs include Oracle, Sybase, SQL Server, and Informix.

  "REMOTE DSS"--Remote DSS applications provide information to operational professionals throughout an enterprise regardless of their geographic location. Users may be spread across dozens, hundreds or even thousands of locations.

  "ROLAP"--RELATIONAL ONLINE ANALYTICAL PROCESSING. A form of OLAP that provides information from data stored in a relational database management system.

  "SCALABLE HARDWARE"--How well a computer's hardware system (memory, processor, disk drives, etc.) can adapt to different demands. As demands increase, scalable hardware systems provide additional capabilities in cost-effective increments with minimal impact on the unit cost of business and the procurement of additional services.

  "SMP"--SYMMETRIC MULTIPROCESSING. A computer architecture that provides fast performance by making multiple CPUs available to complete individual processes simultaneously (multiprocessing). SMP uses a single operating system that shares common memory and disk input/output resources.

  "SQL"--STRUCTURED QUERY LANGUAGE (PRONOUNCED SQL OR SEQUEL). A language used to create, maintain, and query relational databases. SQL uses regular English words for many of its commands, which makes it easy to use. It is often embedded within other programming languages.

  "SUPPLY CHAIN DSS"--Supply Chain Decision Support Systems allow and encourage trading partners to give preferential treatment to one another in exchange for greater certainty and visibility up and down their value chains. For example, a DSS application that provides access to retail sales information would be valuable to the manufacturers who stock the shelves within each store. This information can be used to design new products, refine marketing campaigns, develop optimal pricing schemes, rationally allocate inventory and proactively schedule factory production.

  "TCP/IP"--THE TRANSMISSION CONTROL PROTOCOL (TCP) ON TOP OF THE INTERNET PROTOCOL (IP). A transmission protocol used to transfer data between different types of computers and computer networks.

  "TERABYTE"--A measure of computer data storage; approximately 1 trillion bytes (1,000,000,000,000). In comparison, a 3.5" floppy disk contains 1.44 Megabytes; approximately 1,440,000 bytes.

  "VAR"--VALUE ADDED RESELLER. Solution providers that bundle other software products with their own applications.

  "VISUAL BASIC"--A programming language from Microsoft in which a programmer uses a graphical user interface to choose and modify pre-selected chunks of code written in the BASIC programming language.

  "VBA"--Visual Basic for Applications. Visual Basic for Applications is an edition of Visual Basic designed specifically to provide rich development capabilities inside an off-the-shelf application.

  "VLDB"--VERY LARGE DATABASE. While there is apparently no official or standard definition for the term Very Large DataBase, it is sometimes used to describe databases occupying magnetic storage in the terabyte range and containing billions of table rows.

  "WAN"--WIDE AREA NETWORK. A network in which computers are connected to each other over a long distance, using telephone lines and satellite communications.

Mission: Provide Query Tone to the World's Largest Companies


Banking                                       [LOGO OF ROYAL TRUST APPEARS HERE]


Royal Trust, a private investment trust and custody subsidiary of the Royal Bank of Canada, with more than 1 million clients worldwide, is providing one-to-one marketing services by using a decision support solution based on MicroStrategy's technology. The integrated one-to-one marketing solution, deployed via the World Wide Web, enables Royal Trust's marketing and distributed sales forces in its Wealth Management Divisions to interactively analyze 200-gigabytes of customer portfolio and market information. Trust believes that the new web-based DSS solution makes it possible for its personnel to more closely target and market their products and services to meet client requirements, thereby increasing customer loyalty and profitability.

Royal Trust believes that its DSS solution provides users with information that helps to identify market opportunities, identify the scope of the clients affected, and communicate with each relationship manager the impact on a specific portfolio, along with a recommended action. Expected benefits to Royal Trust may include higher response rates to marketing campaigns, enhanced customer retention, increased sales force productivity, and faster decision making capabilities.


Retail                                     [LOGO OF HALLMARK APPEARS HERE]

Hallmark, the multi-billion dollar leader in the greeting card industry, is getting closer to its customers and making more informed decisions using its point of sale data warehouse in conjunction with MicroStrategy's DSS technology. Hallmark is now able to improve decision making for determining assortments, promotions, advertising, inventory management, pricing, and product development.

Hallmark believes its DSS Solution provides users with reports of actionable trends by the end of the business day, resulting in cost savings, more efficient production, and promotion decision processes. Over 200 Hallmark managers and analysts now have the ability to better understand sales trends and customer purchase patterns by analyzing 200 gigabytes of transaction-level data and item-level data on over 40,000 products and 18,000 retail stores.

Using MicroStrategy's technology to retrieve data from the warehouse, Hallmark believes that it has reduced product development and merchandising time, enabled evaluation of promotional programs, reduced in-store testing time, and improved inventory and planning for individual stores. The application has increased the efficiency of the decision making process, affecting total product performance, product selection, and inventory management for individual stores or clusters of stores.

Pharmaceutical                             [LOGO OF GLAXO WELLCOME APPEARS HERE]

Glaxo Wellcome, a research-based pharmaceutical manufacturer, has developed a strategic analysis application for its data warehouse that projects product demand and availability to reduce the risk that life preserving pharmaceutical products are not available to customers. Glaxo Wellcome believes that its DSS solution provides analyses of sales, inventory, and prescription data for drugs manufactured by Glaxo Wellcome by analyzing the distribution cycle of pharmaceutical drugs, along with historical market data.

Using MicroStrategy's technology, Glaxo Wellcome can project increased demand, respond more efficiently to consumer requirements, and maximize the efficiency of the supply chain. In addition to helping Glaxo Wellcome, Inc. project market demand for their products, Glaxo Wellcome believes that a number of other benefits are associated with this business-critical pharmaceutical application. By improving inventory management, the DSS solution is helping Glaxo Wellcome streamline the business process, and control expenses. MicroStrategy's products have also enhanced reporting processes: monthly reports are now fully automated, can be produced and distributed within hours, are easy to understand, and provide additional analytical capabilities to users.

Telecommunications                              [LOGO OF MCI APPEARS HERE]

MCI, a pioneer of diversified communications and one of the world's largest long distance providers, needs to provide users with the correct information in order to operate their businesses in an efficient manner. MCI collects and summarizes information on millions of customers and billion of calls. The system "Data$martMCI" is growing at the rate of almost half a terabyte a year. Easy access to this data is the key to the system's success. It is expected that the system will be handling thousands of queries every day.

In the near future, MCI's Business Markets Finance Unit expects that as many as 10,000 of its employees will be using a MicroStrategy-built DSS solution to access several terabytes of data to answer highly detailed questions on every aspect of business. Using MicroStrategy's technology, MCI's Business Markets Finance Unit expects that its field sales staff will be able to review their customers' phone usage patterns, accountants will be able to view performance trends over time, and financial analysts will be able to more accurately project the profitability of potential customers. In addition to projected cost savings, MCI's Business Markets Finance Unit believes that MicroStrategy's products have resulted in significant cost savings during the project's pilot stage.

Query Tone represents the ability, where appropriate, of any user to receive the answer to any question, any time, anywhere from the proper data warehouse.

                     [LOGO OF MICROSTRATEGY APPEARS HERE]

                        [GRAPHIC ARTWORK APPEARS HERE]


Data Warehouse     Department          Enterprise               Supply/Chain               Commercial            Consumer

                   Department          Enterprise Data
                   Data Mart/DSS       Warehouse/DSS            Supply Chain DSS           Commercial DSS        Consumer DSS
Typical User       VP of Marketing     Regional Sales Manager   Vendor Account Executive   Small Business Owner  Mom

Typical            How effective was   Which are the bottom     Which items had more       Where are my new      My child needs
Question           last week's $10     10 stores by sales?      than 3 stock-outs          customers coming      surgery, which
                   million promotion   Show me unprofitable     during the last year       from? How loyal are   hospital, doctor,
                   campaign?           departments within       for my largest             they? What are their  HMO should I use?
                                       each.                    customer?                  demographic &         How does our bank
                                                                                           psychographic         account fluctuate
                                                                                           profiles?             during December?
Potential

Users per
Database*          50 - 500            500 - 5,000              50,000                     500,000               5,000,000

Global Users*      5,000,000           50,000,000               100,000,000                250,000,000           1,000,000,000

*The above potential user counts are for illustrative purposes only and do not represent actual market size estimates.

                                                     VICTORIA'S
Apparel                                                SECRET

Victoria's Secret Stores, a leading provider of women's lingerie and accessories, developed a data warehouse and intranet application to streamline its supply chain and maintain optimal inventory per store. The data warehouse contains detailed sales and inventory information for each item in each store for three seasons, which amounts to approximately 150 gigabytes of data. Using MicroStrategy's technology, Victoria's Secret Stores is able to deliver a set of merchandising best practices to hundreds of its merchandisers, individual store managers, and associates, providing them with a consistent methodology to follow when making decisions about product pricing, promotion, and inventory.

This DSS solution enables the Victoria's Secret Stores to provide its customers with an optional selection of styles, colors and size combinations at its shops--with little or no increase in inventory costs. Victoria's Secret Stores estimates that it has the potential to significantly reduce markdown expenses by varying promotions and allocating inventory based on the geographic buying patterns it has found through the MicroStrategy-based application.

Healthcare                                       [LOGO OF PREMIER APPEARS HERE]

Premier Inc., the largest hospital alliance in the United States, is using MicroStrategy's DSS technology to enable its 1,800 member hospitals to make more cost-effective decisions and improve market position. Market Vantage, an innovative Query Tone application for healthcare, provides subscribers with information from the National Database of all Medicare Discharges and All-Payor Data from 28 states, which in the aggregate contain more than 11 million records in a 50-gigabyte data warehouse. Member hospitals subscribe to Market Vantage to evaluate hospital efficiency, market share, quality of care, patient demographics, physician profiles, and a variety of competitive positioning questions.

Premier believes that it will generate substantial revenue by commercializing its data. By offering services that project the future volume of procedures required by certain communities, Premier is able to more accurately identify the long-term cost savings and value associated with mergers of community hospitals. Premier also provides hospitals with assessments that pinpoint opportunities for cost reduction. Using MicroStrategy's technology, Premier believes that it will make a positive impact in the healthcare industry by providing hospitals with the information they require to determine procedures that can be performed at a lower cost without sacrificing the quality of care.

Financial/Insurance            [LOGO OF USAA FEDERAL SAVINGS BANK APPEARS HERE]

USAA, one of the largest insurers in the United States, is a worldwide insurance and financial services association. USAA's 13 million clients primarily include present and former military officers and their families. USAA implemented a comprehensive DSS Solution using MicroStrategy's DSS Web and DSS Agent to give decision-makers direct access to mission-critical loss and claim data.

This information provides USAA's property and casualty analysts with the ability to track losses and assess costs over time, determine the risk profile of clients with certain characteristics, establish insurance rates and reserve levels, and remain informed of industry trends. The accuracy with which these analyses are conducted can significantly impact profitability and market viability of a company. USAA believes that MicroStrategy's DSS Solution will enable it to provide the level of accuracy required by insurance businesses, while reducing IT from the business of end-user reporting.

Media/Market Research                        [LOGO OF ESPN/CHILTON APPEARS HERE]

ESPN, the leading cable television sports network, and Chilton Research Services, one of America's top market research and consulting firms, have formed a joint venture to offer Sports Poll Interactive, the first web-based data warehouse subscription service for sports marketers. Powered by MicroStrategy's DSS Web, Sports Poll Interactive guides major marketing decisions by allowing advertisers, event sponsors, media outlets, and sports associations to purchase information on the behaviors, perceptions, interests, and demographics of sports fans across the United States.

ESPN/CHILTON believes that this powerful e-commerce solution will enable it to increase the number of organizations it can serve, significantly reduce the need for ESPN/CHILTON to hire additional staff to field customer requests and reduce printing and distribution costs associated with using paper reports. For example, for the first time companies can log onto the Internet to gauge whether hockey is more popular than baseball in Los Angeles and which pro athlete it should secure to endorse its next product. This Query Tone application enables organizations to make more effective marketing and organizational decisions.

Information Like Water(TM)

MicroStrategy's Services

        FINANCE   HEALTH CARE   RETAIL   TELCO   MEDIA   MANUFACTURING


          Data Warehouse/Decision Support Best Practices Methodology

        ===============================================================

                           MicroStrategy University

                DSS Training     DSS Consulting    DSS Support

Off-Site     On-Site          Partner        Production       Sales         Channels         Field         Tele          VTG
Training     Training      Certification     Consulting     Consulting     Consulting     Engineering     Support     Technologies

Knowledge Transfer                   Implementation                  Maintenance


DSS Training includes classes for beginner, intermediate, and advanced DSS users, DSS developers, and Data Warehouse modelers. These classes are taught at many fixed locations throughout the US and Europe, as well as on customer sites. For our Channel Partners, we also offer Certification Courses which are more challenging and empowering. Thousands of DSS professionals have attended these classes, which range in duration from one day to three weeks.


DSS Consulting includes one group dedicated to helping our customers achieve production success with their DSS applications, another group focused upon sales support, prototyping, and pilot applications development, and a third group that is especially dedicated to helping our VAR and SI partners overcome those challenges unique to building and deploying successful industry specific DSS applications. MicroStrategy consulting provides the expertise necessary to support all major phases of the Data Warehouse and Decision Support lifecycle.


DSS Support consists of traditional telephone support services, augmented by field engineers able to travel onsite on less than one day's notice, as well as RDBMS specific very large database (VLDB) experts capable of working directly with either customers or platform vendors to optimize the performance of key high-end configurations. MicroStrategy support engineers undergo the same rigorous training that is required of consultants who work in the field. Their expertise allows us to offer the mission critical support and deployment security that is expected by the world's largest organizations.

MicroStrategy University consists of compulsory "bootcamps" for Technical (6 weeks) as well as Sales & Marketing (4 weeks) professionals. These are followed by continuing professional development courses for veteran employees (at least 2 weeks/year).

For one week each year, the firm is converted into the world's largest DSS/DW campus, with dozens of courses being taught to 85% of the firm's employees by the most experienced 5% of our professional staff. This annual exercise results in the creation of thousands of pages of fresh, recently updated courseware (Expert Content) on topics such as Vertical Applications, DW Modeling & Tuning Methods, Optimization Strategies for Various RDBMS Platforms, DSS Design Techniques, Consulting, and Methodology. This Expert Content is then used to upgrade & revitalize our operational Education, Consulting, and Support programs.

MicroStrategy draws Data Warehouse / Decision Support Best Practice Methodology from its first hand experience implementing large-scale DW projects across all major RDBMS platforms and industries. These engagements provide invaluable primary knowledge of the current state of DSS technology. With in-excess-of 500 customers across data rich industries such as finance, health care, retail, telecommunications, media, and manufacturing, we have had the opportunity to gather "real world" knowledge that is nearly impossible to duplicate in a laboratory.

[LOGO OF MICROSTRATEGY APPEARS HERE]

                           "Any sufficiently advanced
                  technology is indistinguishable from magic."


                                                     Arthur C. Clarke

Relational                   [ARTWORK APPEARS HERE]
Online Analytical
Processing Server
                             DSSServer
                             High Performance Server
                             for Very Large Databases
                            ---------------------------------------------------------------------------------------



Large-Scale Information      [ARTWORK APPEARS HERE]    [ARTWORK APPEARS HERE]
Deployment Servers

                             DSSWeb                    DSSBroadcaster
                             Interactive Analysis      Personalized Information
                             Environment for the       Broadcast Server
                             World Wide Web            *Currently in beta testing
                            ---------------------------------------------------------------------------------------


Advanced Analysis            [ARTWORK APPEARS HERE]    [ARTWORK APPEARS HERE]
and Application
Development Interfaces
                             DSSAgent                  DSSObjects
                             Desktop Environment for   OLE API for Custom
                             Sophisticated Analysis     Application Development
                             and Development
                            ---------------------------------------------------------------------------------------


Decision Support             [ARTWORK APPEARS HERE]    [ARTWORK APPEARS HERE]            [ARTWORK APPEARS HERE]
Development and
Management Tools
                             DSSArchitect              DSSAdministrator                   DSSExecutive
                             CASE Tool for Rapid       Management and Monitoring          Object-Based
                             DSS Development           Tools for Enterprise Deployments   EIS Development Tool
                            ---------------------------------------------------------------------------------------


Professional                 [ARTWORK APPEARS HERE]    [ARTWORK APPEARS HERE]             [ARTWORK APPEARS HERE]
Services
                             DSSConsulting             DSSTraining                        DSSSupport
                             Data Warehouse and DSS    Data Warehouse and DSS             Data Warehouse and DSS
                             Implementation Services   Implementation Methodology         Customer Services

[LOGO OF MICROSTRATEGY APPEARS HERE]

                                                      Information Like Water(TM)

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


  The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Class A Common Stock being registered hereby. All of the amounts shown are estimates except for the Commission registration fee, NASD filing fee, and Nasdaq National Market Listing Fees.


   Commission Registration Fee....................................... $  13,570
   NASD Filing Fee...................................................     4,100
   Nasdaq National Market Listing Fees...............................    25,000
   Accounting Fees and Expenses......................................   175,000
   Blue Sky Fees and Expenses........................................    15,000
   Legal Fees and Expenses...........................................   350,000
   Printing and Engraving Expenses...................................   225,000
   Transfer Agent Fees...............................................    25,000
   Miscellaneous Expenses............................................    67,300
                                                                      ---------
     TOTAL........................................................... $ 900,000
                                                                      =========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, Section 145 requires that such person be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

  The Company's Certificate provides that an officer or director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of his fiduciary duty as an officer or director, except in certain cases where liability is mandated by the DGCL. The provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its officers or directors from compliance with federal or state securities laws. The Certificate also generally provides that the Company shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding (each, a "Proceeding") by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such Proceeding. An officer or director shall not be entitled to indemnification by the Company if (i) the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, or (ii) with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

  The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers and controlling persons of the Company by the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following transactions reflect the issuance during the previous three years of securities not registered under the Securities Act:

    1. At various times during the period from March 31, 1996 through March 31, 1998, the Company has granted to employees and directors options to purchase an aggregate of 5,414,018 shares of Common Stock with exercise prices ranging from $0.50 to $6.00 and with a weighted average exercise price of $1.99 per share.

    2. On February 28, 1995, the Company issued 1,327,224.32 shares of Common Stock for an aggregate purchase price of $142,152.75 to four employees of the Company. The purchase price for the Common Stock was to be paid in four cash installments, the first due on the date of issuance and the remaining payments due on December 31 of each year over the next three-year period.

    3. On March 23, 1995, the Company issued 294,938.72 shares of the Common Stock for a purchase price of $31,589.50 to an employee of the Company. The purchase price for the Common Stock was to be paid in four cash installments, the first due on the date of issuance and the remaining payments due on December 31 of each year over the next three-year period.

    4. On March 29, 1995, the Company issued 44,240.80 shares of the Common Stock for a purchase price of $4,738.42 to an employee of the Company. The purchase price for the Common Stock was to be paid in four cash installments, the first due on the date of issuance and the remaining payments due on December 31 of each year over the next three-year period.

    5. On January 10, 1996, the Company issued 147,469.44 shares of the Common Stock for a purchase price of $15,794.75 to an employee of the Company. The purchase price for the Common Stock was to be paid in three cash installments, the first due on the date of issuance and the remaining payments due on December 31 of each year over the next two-year period.

    6. Effective January 1, 1998, the Company issued a total of 1,401,641 shares of Common Stock to Messrs. Saylor and Bansal in exchange for their interests in certain of the Company's international subsidiaries.

  All of the shares of Common Stock described in paragraphs 2 through 6 above are being changed and converted into shares of Class A Common Stock and exchanged for an identical number of shares of Class B Common Stock prior to consummation of the Offering. The issuances of the securities described above were made in reliance on one or more of the exemptions from registration under the Securities Act, including those provided for by Section 4(2) and Rule 701 thereunder. The purchasers of these securities represented that they had adequate access, through their employment with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
  1.1*   Form of Underwriting Agreement.
  3.1*   Form of Amended and Restated Certificate of Incorporation of the
         Company (as proposed to be effective upon closing of the Offering).
  3.2*   Form of Restated Bylaws of the Company (as proposed to be effective upon closing of the Offering).
  4.1*   Form of Certificate of Class A Common Stock of the Company.
  5.1*   Opinion of Latham & Watkins.
 10.1    Stock Purchase Agreement dated September 8, 1991 between the Company and Sanju K. Bansal.
 10.2    Stock Purchase Agreement dated October 11, 1992 between the Company and Charles A. Veley.
 10.3    Stock Purchase Agreement dated February 28, 1995 between the Company and Eduardo S. Sanchez.
 10.4    Stock Purchase Agreement dated February 28, 1995 between the Company and Stephen S. Trundle.
 10.5    1996 Stock Plan (as amended) of the Company.
 10.6    1997--Stock Option Plan for French Employees.
 10.7    1997 Director Option Plan of the Company.
 10.8    Business Loan/Security Agreement between the Company and NationsBank,
         N.A., dated December 10, 1996.
 10.9    First Modification of Business Loan/Security Agreement between the
         Company and NationsBank, N.A. dated November 20, 1997.
 10.10   Second Modification of Business Loan/Security Agreement between the
         Company and NationsBank, N.A. dated March 31, 1998.
 10.11   Form of Tax Indemnification Agreement between the Company and the
         Existing Stockholders.
 10.12*  Form of Master Amendment Agreement between the Company and the
         Existing Stockholders.
 21.1    Subsidiaries of the Company.
 23.1    Consent of Coopers & Lybrand L.L.P.
 23.2*   Consent of Latham & Watkins.
 27      Financial Data Schedule.
 27.1    Financial Data Schedule.

--------
* To be filed by amendment.

  (b) Financial Statement Schedules

  The following schedule to the Financial Statements of the Company and its subsidiaries is included in this Registration Statement:

     Schedule I  Valuation and Qualifying Accounts and Reserves

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such new securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, MICROSTRATEGY INCORPORATED HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN VIENNA, VIRGINIA ON MAY 22, 1998.

                                          MicroStrategy Incorporated

                                                /s/ Michael J. Saylor
                                          By: _________________________________
                                              MICHAEL J. SAYLOR
                                              CHAIRMAN OF THE BOARD, CHIEF
                                              EXECUTIVE OFFICER AND PRESIDENT


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                NAME                           TITLE                 DATE

                                       Chairman of the
     /s/ Michael J. Saylor              Board, Chief             May 22, 1998
-------------------------------------   Executive Officer
          MICHAEL J. SAYLOR             and
                                        President (Principal
                                        Executive Officer)

                                       Executive Vice
               *                        President and Chief      May 22, 1998
-------------------------------------   Operating Officer
           SANJU K. BANSAL

                                       Vice President,
       /s/ Mark S. Lynch                Finance and Chief        May 22, 1998
-------------------------------------   Financial Officer
            MARK S. LYNCH               (Principal
                                        Financial and
                                        Accounting Officer)

                                       Director
               *                                                 May 22, 1998
-------------------------------------
           FRANK A. INGARI

                                       Director
               *                                                 May 22, 1998
-------------------------------------
         RALPH S. TERKOWITZ

*By: /s/ Mark S. Lynch
----------------------
                                                                 May 22, 1998
       MARK S. LYNCH
      Attorney-in-fact

                                                                  SCHEDULE I

                         VALUATION QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                          BALANCE AT  ADDITIONS             BALANCE AT
                         BEGINNING OF CHARGED TO              END OF
DESCRIPTION                 PERIOD     EXPENSES  DEDUCTIONS   PERIOD
-----------              ------------ ---------- ---------- ----------
Allowance for doubtful
 accounts...............
December 31, 1995.......      41          36         --         77
December 31, 1996.......      77         432         (51)      458
December 31, 1997.......     458         579        (267)      770

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
MicroStrategy Incorporated

  In connection with our audits of the consolidated financial statements of MicroStrategy Incorporated as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

  In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                                        Coopers & Lybrand L.L.P

McLean, Virginia

January 30, 1998, except for Notes 4 and 8, as to which the date is May 8,
1998

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
  1.1*   Form of Underwriting Agreement.
  3.1*   Form of Amended and Restated Certificate of Incorporation of the
         Company (as proposed to be effective upon closing of the Offering).
  3.2*   Form of Restated Bylaws of the Company (as proposed to be effective upon closing of the Offering).
  4.1*   Form of Certificate of Class A Common Stock of the Company.
  5.1*   Opinion of Latham & Watkins.
 10.1    Stock Purchase Agreement dated September 8, 1991 between the Company and Sanju K. Bansal.
 10.2    Stock Purchase Agreement dated October 11, 1992 between the Company and Charles A. Veley.
 10.3    Stock Purchase Agreement dated February 28, 1995 between the Company and Eduardo S. Sanchez.
 10.4    Stock Purchase Agreement dated February 28, 1995 between the Company and Stephen S. Trundle.
 10.5    1996 Stock Plan (as amended) of the Company.
 10.6    1997 Stock Option Plan for French Employees.
 10.7    1997 Director Option Plan of the Company.
 10.8    Business Loan/Security Agreement between the Company and NationsBank,
         N.A., dated December 10, 1996.
 10.9    First Modification of Business Loan/Security Agreement between the
         Company and NationsBank, N.A. dated November 20, 1997.
 10.10   Second Modification of Business Loan/Security Agreement between the
         Company and NationsBank, N.A. dated March 31, 1998.
 10.11   Form of Tax Indemnification Agreement between the Company and the
         Existing Stockholders.
 10.12*  Form of Master Amendment Agreement between the Company and the
         Existing Stockholders.
 21.1    Subsidiaries of the Company.
 23.1    Consent of Coopers & Lybrand L.L.P.
 23.2*   Consent of Latham & Watkins.
 27      Financial Data Schedule.
 27.1    Financial Data Schedule.

--------
* To be filed by amendment.